Form 10-K, Exhibit 13
period 1995-12-31
BAR HARBOR BANKSHARES
filed 1996-03-28
CIK 743367

BAR HARBOR BANKSHARES AND SUBSIDIARY


 INSERT WITH PHOTOGRAPH OF
 SHELDON F. GOLDTHWAIT, JR.

Dear Shareholder:

The charts, words and figures on the following pages will show you what a great year we had. Our earnings, return on assets, earnings per share and our adjusted stock price hit all time highs. Although John Reeves retired at the end of 1994 his legacy of momentum and a strong management team and staff is evident in the 1995 results for Bar Harbor Bankshares. We are very proud of the results. We hope that you will read and enjoy the feature stories that accompany the financial news. They focus on some of the qualities ever present in our relationships with our customers.

It has been a very busy year building relationships with new customers. This has been the basis for our growth in earning assets. We handled new loans and deposits and investments with the same number of employees, a tribute to our dedication to efficiency, the careful use of technology and the superior work ethic of our employees.

As an indication of our commitment to the people and communities of our service area we built a new full service, handicap accessible branch in Winter Harbor and refurbished our Machias office. These improvements have been very well received by our customers in these areas.

In October, nationally known bank consultant John M. Floyd & Associates, Inc. started an extensive review of all of our operations. The main goal is to improve customer service by a reallocation of duties for those employees dealing directly with customers. The Floyd representatives are very good in helping us recognize that in doing things because we have always done it that way is not always valid. They have assisted us in implementing a multitude of better ways to serve our customers and do our jobs.

In addition, we are in the process of planning an operations center to relieve space constraints in Bar Harbor and to centralize our item processing and storage. This new facility will have an improved branch wide telephone system replacing ten outdated systems, as well as an updated computer. The new technologies and the location of the center will result in greater efficiencies for the Bank and its customers. It is expected that this center will be in the Ellsworth area and will be completed in the latter part of 1996.

In October, Lewis H. Payne was promoted to Executive Vice
PAGE

President and Virginia M. Vendrell was named Senior Vice
President in addition to her other titles of Treasurer and Chief
Financial Officer. These changes recognize the contributions these two individuals are making to the continued success of the Bank.

All of our officers and staff have performed admirably during this year of change, not only with a new president but in charting a new course and reengineering the way we do business. I thank everyone for their support and commitment. We all understand that in order for us to continue to serve our customers and shareholders that we must not lose sight of our most basic goal -- Beyond Best Service .

                                   Very truly yours,



                                   Sheldon F. Goldthwait, Jr.
                                   President and
                                   Chief Executive Officer

PAGE

FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management s Discussion and Analysis

The following discussion and analysis of Bar Harbor Bankshares financial condition and operations should be read in conjunction with the Consolidated Financial Statements (beginning on page
10) and notes to the Consolidated Financial Statements
(beginning on page 14).

Business

Bar Harbor Bankshares wholly-owned subsidiary, Bar Harbor Banking and Trust Company (the Bank), is an independent community bank with ten offices serving Downeast Maine. The Bank is a full-service financial institution providing deposit, loan and trust services to individuals, businesses, and organizations. Bar Harbor Banking and Trust Company has built its reputation on building strong and lasting relationships with its customers involving the full range of financial services required to meet their individual needs. The Bank is known for conducting business professionally, efficiently and with a high degree of person-to-person service.
As a community bank, Bar Harbor Banking and Trust Company cares about improving the quality of life for the people of Downeast Maine. The Bank supports local economies by lending locally. The Banks s charitable giving program supports local civic and community organizations involved in education, health and safety, arts and culture, economic development and environmental protection. As individuals, many of the Bank s officers and employees volunteer their time and contribute privately to a broad range of programs and activities in their local communities.
Bar Harbor Banking and Trust Company offers its customers a wide variety of accounts and services, convenient locations, competitive lending and deposit interest rates, and a high degree of accessibility during and after regular banking hours. In 1995, the Bank remodeled its Machias office and constructed a new office building in Winter Harbor, including the installation of an ATM. Now, all ten offices--Bar Harbor, Blue Hill, Deer Isle, Ellsworth, Lubec, Machias, Milbridge, Northeast Harbor, Southwest Harbor and Winter Harbor--provide the convenience of 24-hour automated teller machines. Also, in 1995, the Bank improved its automated teller services by introducing its Coastal Wave Check Card. The new Coastal Wave Check Card offers customers a convenient way to get cash, make routine banking transactions, and pay for purchases at the store without having to carry cash or checks.
Following are some of the deposit and loan services the Bank offers. Additional services, modifications of services and linked services are available which allow the Bank a high degree of flexibility in meeting customer needs.
PAGE

INSERT
Photo of pier and rock pilings with the following legend:
BUILDING ON THE BASICS

All things begin small and spare, from towns to businesses to personal relationships. The things that last, though, begin on rock solid foundations.
108 years ago Bar Harbor Banking and Trust Company began with a strong set of principles, business ethics, a propensity for hard work, and a focus on person to person service. Over the years, we ve built strong and enduring relationships with the people, businesses and communities we serve from Deer Isle to Lubec.
The foundations for these relationships, too, are rock solid: trust, respect, understanding, caring, commitment, integrity, ingenuity, loyalty, and a dash of humor.
After another financially rewarding year, we remind ourselves and our shareholders in this report of the basics that have made our bank strong and enduring. It is a good reminder, because these are the basics on which we will build a solid future.
END OF INSERT

DEPOSIT SERVICES INCLUDE:
Checking Accounts
Savings Accounts
Gold Wave Checking (a special package for customers 50 years of age and older)
Certificates of Deposit (CDS)
Individual Retirement Accounts (IRAs)
Money Market Accounts
7-day Investor Accounts
Debit Cards
LOAN SERVICES INCLUDE:
Residential mortgages
Installment Loans
Lines of Credit
Student Loans
Home Equity Loans
VISA Credit Cards
Commercial Business Loans

The Bank s Trust Department is one of the largest among independent banks in Maine. Like the Bank, it prides itself on the quality and longevity of its client relationships, many of which go back four or more generations. In addition to traditional trust and estate planning services, the Trust Department offers sophisticated, goal-oriented, professionally-managed investment services designed to meet the specific financial objectives of its clients.
TRUST SERVICES INCLUDE:
Custody Accounts
Professionally Managed Investment Accounts (PMIAs)
Socially Responsible Investing Program
Personal Trusts
Individual Retirement Plans    PAGE

Estate Planning for Individuals and Businesses
Employee Benefit Plans
Quarterly Informational Seminars
As a whole, the Bank has been successful by adhering to a single, simple business philosophy; By serving its customers well, the Bank will be well served.

RESULT OF OPERATIONS
Loans: The Bank s primary source of income is interest generated from loans to its customers. Loan demand weakened in 1995 as compared to 1994 resulting in a more competitive marketplace and a fall in interest rates in the economy. Loans increased $15,800,000 or 8.5%, following a 13.7% increase in 1994. While market rates of interest declined, the yields on loans increased 72 basis points on average as annual repricing of variable rate loans from relatively low rates from early 1994 continued upward throughout the year. The increase in earnings in 1995 compared to 1994, which was a result of interest rate changes, was $1,300,000 with growth of $1,980,000 due to increased volumes. In 1994, interest income on loans increased by $1,970,000 because of increased loans but decreased by $512,000 due to reductions of interest rates. The loan portfolio represents 66% of the Bank s earning assets, and 62% of total assets which is consistent with last year.
Commercial loans represent 51% of total loans and have remained at that level throughout the past three years. Consumer loan growth has occurred predominantly in mortgages which increased to 33% of total loans in 1995 and which represents almost $65,800,000 in residential mortgage loans. These loan balances compare to $53,800,000 in residential mortgage loans in 1994 and $44,000,000 in 1993.
In the commercial portfolio, the greatest industry concentrations are in the hospitality industry, in real estate investment and development, and in the fishing industry. This is a reflection of the Bank s market, the close proximity to Acadia National Park, and the importance of the fishing industry to the eastern Maine economy. In the hospitality industry, total loans have increased from $20,300,000 in 1993 to $24,800,000 in 1994 to $25,500,000 in 1995. The Bank s underwriting process uses conservative loan to value rations and state and federal government guarantee programs where appropriate. In real estate investment and development, total loans have increased from $11,400,000 in 1993 to $14,300,000 in 1994 and remained at that level in 1995. In the fishing industry, loans increased from $8,800,000 in 1993 to $10,000,000 in 1994, and decreased to
$7,500,000 in 1995. The decrease between 1994 and 1995 is attributable to the paydown of a number of aquaculture loans and a lower need at year end for Bank support for the lobster pounding industry. While the groundfishing industry is experiencing severe problems due to overfishing and attendant increase in regulation to restore the groundfish populations, the Bank s portfolio is well diversified within the fishing industry including fishermen, processors and wholesalers.
PAGE

Credit concentration, the amount of loans to a single borrower, has fluctuated over the past three years. On a quarterly basis, borrowers with aggregate loans over $700,000 are reviewed because of the size of the relationships. In 1993 these loans represented 66% of capital; in 1994, 95% of capital and in 1995, 90% of capital. The increase in credit concentrations is a result of not only extending additional funds to existing customers, but also bringing in new customers. Of the new larger credits, over 35% are secured by cash, marketable securities or government guarantees.

INSERT
Graph entitled EARNING ASSET GROWTH
With LOANS in 1994 at $185,994 and LOANS in 1995 at $201,766;
INVESTMENTS in 1994 at $91,319 and INVESTMENTS in 1995 at
$102,095
END OF GRAPH
PAGE

In addition to loans carried on the Bank s books, the Bank originates, services and sells loans in the secondary market. In 1993 loans serviced totaled $53,000,000, in 1994, $59,400,000 and in 1995, $60,300,000. The servicing and sale of these loans gives the Bank the opportunity to provide a service to its customers and earnings for the Bank.
Reserves for possible loan losses were increased this year as a result of increased loan volume. For the past three years the Bank s reserve for possible loan losses has exceeded 2% of total loans. On a quarterly basis, the loan portfolio is reviewed to be sure that there are adequate reserves. In accordance with FDIC file 34-91, dated 6/18/92, there are reserves set aside for specific loans, a pool of reserves based on historical charge offs by loan types and supplementary reserves for economic conditions, credit concentrations, industry concentrations and loan policy changes. Management also evaluates loan impairment quarterly according to FASB 114/118. The provision for loan losses totaled $960,000 in 1995 and 1994, and $1,080,000 in
1993.

INSERT
BELIEF.
When the Bar Harbor Brewing Company needed financing to expand their business, they came to commercial lending officer, Stan MacDonald. Stan believed their microbrewery concept would succeed and extended a line of credit. In December, 1995, the company s Cadillac Mountain Stout received the distinguished Platinum Medal in the World Beer Championship. Stan doesn t take credit for this success, but he s pleased that a small, Downeast company he believed in is now running with the best of them.
END OF INSERT

Loans over 90 days past due as a percentage of total loans increased from 1.87% in 1993 to 2.12% in 1994 and declined to 1.68% in 1995. The increase in 1994 was a result of two large loans that were resolved favorably in 1995.
On a monthly basis, all loans that become 90 days or more past due at month end are reviewed for placement on non-accrual. If the loan is not well secured, and payments are unlikely to be made to restore the loan to current status in a short time, the loan is placed on non-accrual status. For each of the past three years, non-accrual loans have represented 1.7% of the total loan portfolio. At the end of 1993, non-accrual loans totaled $2,645,000 with loans past due over 90 days and still accruing a total of $513,000. At the end of 1994, non-accrual loans were $3,139,000 with $892,000 past due over 90 days and still accruing. At the end of 1995, non-accrual loans were $3,360,000 with $849,000 past due over 90 days and still accruing. If interest had been accruing on non-accrual loans, interest income on loans would have been $416,000 higher in 1995. Interest collected on these loans totaled $185,000 in 1995.
On a quarterly basis, all loans that may be over 90 days past due are reviewed for possible charge off. Collection efforts PAGE continue whether or not the loan is charged off, but if there is a reasonable doubt about the collectibility of the loan, it is charged off to ensure that the Bank s assets are not overstated. If a troubled loan is not well secured, a partial charge-off may be taken. Gross chargeoffs in 1995 totaling $901,000 were .4% of total loans, as compared to $579,000 or .3% in 1994 and $1,181,000 or .7% in 1993. Approximately 28% of the chargeoffs in 1995 represented loans secured by real estate, and 39% represented commercial credits. The increase in commercial loan chargeoffs in 1995 included a charge-down of a large commercial loan. Recoveries offset losses totaling $97,000, $141,000 and $265,000 for the years ended 1995, 1994 and 1993, respectively. When a real estate loan goes to foreclosure and the Bank buys the property, the property is transferred from the loan portfolio to the Other Real Estate Owned (OREO) portfolio at its fair value less estimated selling cost. If the loan balance is higher than the fair value of the property, the difference is charged to the allowance for loan losses before the transfer takes place. Along with using conservative valuations of OREO properties, reserves are established to allow for sale and maintenance expenses that can be reasonably forecast.
At the end of 1993, the OREO balance was $869,800 with a reserve of $53,300, at the end of 1994, $641,500 with a reserve of $30,500, and at the end of 1995, $469,700 with a reserve of $26,000.

Investments: The investment portfolio continues to add liquidity, diversification, and earnings to the Bank s financial picture. The investment portfolio represents 31% of the Bank s total assets and 34% of the Bank s earning assets and has remained at these levels for several years.
As mentioned in the previous section, the Bank s loan portfolio grew by $15,800,000 in 1995. Loans were partially funded by principal payments from investments totaling $5,600,000 from the Bank s mortgage-backed securities. Principal paydowns are generated from consumers nationwide making their monthly mortgage payments, as well as refinancing existing mortgages. Principal paydowns affect the yield on the investment portfolio, which has dropped an average of 22 basis points during the last twelve months. With interest rates remaining stable for most of 1995, this drop is less than the average 33 basis point decline between 1993 and 1994. This interest rate scenario and the reduction in prepayments made by customers are indicative of the slowdown in refinancing of mortgages to lower interest rate instruments.

INSERT
Graph entitled NET INTEREST INCOME (In Thousands)
Net Interest Income is shown in 1993 at 12,000; 1994 at 13,159 and in 1995 at $14,568.
End of INSERT
PAGE

There were $5,600,000 in principal paydowns from mortgage-backed securities. The investment portfolio grew by $10,800,000 when compared to year end 1994 with growth in bonds guaranteed by U.
S. Government agencies and other mortgage backed securities. Many of the bonds purchased in 1995 represent callable U. S. Government agencies with longer final maturities which were placed in the Bank s available for sale portfolio. Interest and dividends earned on the Bank s investments showed an increase of $1,064,000 of which $643,000 is attributable to additional securities purchased in 1995. In comparison, the investment portfolio s earnings for 1994 increased over 1993 by $480,000 based on increased volume of $12,600,000.
The Bank is currently a party to two interest rate swap agreements whereby the Bank received fixed rates of interest and pays variable rates of interest on notional amounts of $5,000,000 each. This exchange is not a funding transaction, but a stream of interest payments. In 1995, the net effect of these interest rate swap agreements was to reduce the Bank s earnings by $60,700. In 1994 when a third interest rate swap was still in effect, the net earnings of these interest rate swap agreements was to add $150,100 to the Bank s income. Additionally, the Bank has purchased an interest rate floor, where the Bank will receive interest if the specified index falls below the floor rate, on a notional amount of $10,000,000. No income has been recognized to date on this contract. The interest rate risk factor in the swaps and floor is considered in the overall interest management strategy of the Bank.
Although the Bank s interest rates on deposits remained stable throughout 1995, deposits increased by $26,000,000 and the cost of those deposits, which were primarily certificates of deposit, increased by $2,400,000. The cost of borrowings increased in 1995 by $588,000, with short term rates rising to meet longer term rates and flattening the yield curve. In 1994, as interest rates rose, the Bank s earnings were also affected by the rise in cost of liabilities. The Bank s interest-bearing liabilities increased in 1994 by approximately $23,000,000 with interest paid on these liabilities increasing by $900,000.

Other Operating Income
Two events which took place in 1994 explain the difference in other operating income when comparing 1994 to 1995. Excluding those events, which are described below, the operating income for 1995 grew by $230,000 more than 1994 and is attributable to income before expenses earned by the Trust Department in 1995 (see below).
In 1994, the Bank chose to sell its holdings in a government agency bond fund resulting in a principal loss of $388,450. The fund had initially been purchased in the late 1980's with additional monies invested in 1993. As interest rates began to rise, the fund began to shorten its maturities, thus reducing the yield. Management believed it prudent to sell the securities, absorb the losses, and reinvest the proceeds in short term higher earning securities and protect its remaining PAGE principal by selling the entire holding. No security gains or losses were incurred in 1993. Excluding the loss taken on the bond fund in 1994, which was held in the Bank s available for sale portfolio, the Bank experienced a modest increase of $248,000 in non-interest income when comparing 1994 to 1993. Of this increase, $232,000 was realized from the sale of rental property in Bar Harbor which had been fully depreciated for many years.
The closing and selling of 425 mortgages in 1993 and servicing more than 700 loans sold to the secondary market added $600,000 to the Bank s earnings. With fewer secondary market loans originated in 1994 and 1995, the comparable income generated was $411,000 and $394,000 respectively. Although fewer loans are being originated, the Bank services and received income from 840 loans which have been sold.

TRUST

The Bank s Trust Department s total revenues before expenses grew to $1,931,000 compared to $1,675,000 recorded in 1994. A portion of this increase is attributable to more than $32,000,000 in new business acquired in 1995.

OTHER OPERATING EXPENSES
In 1995, the Bank began developing several major projects, involving facilities and technology. In order to best engineer these changes, the Bank sought the services of a consulting firm to review existing procedures, seeking greater efficiencies while maintaining quality customer service. Funds spent on this project in 1995 totaled $187,000. Additionally in 1995, the Trust Department elected to increase its offerings by adding a tax preparation service for its customers. The cost of this service was offset in the Trust Department s earnings for 1995. Salaries and benefits for 1995, including incentive payments, were actually $27,000 lower than 1994. In 1994, salaries and benefits were 8% higher than in 1993. The year ended 1994 also included incentives made to employees who had been with the Bank for more than one year, and included the implementation of a supplemental retirement plan for certain members of management. The Bank s decision in 1993 to fully amortize the remaining portion of goodwill incurred with the acquisition of two branches from Key Bank in 1990 had the effect of increasing other operating expenses by $1, 182,762. This decision was prompted by the realization that growth in these branches was going to be slower than originally anticipated, and by the Bank s desire to state overall bank value in the balance sheet more clearly. Future benefit will be derived from ongoing operations and growth of these branches.

PAGE

NET EARNINGS
Net earnings for the Bank of $5,878,647 were very strong. This represents an increase of almost 20% over the Bank s earnings for 1994 which reached $4,914,151 or an 8% increase over 1993's earnings before management s decision regarding two non-operating issues as discussed below. The increase in 1995 is attributable primarily to the successful management of interest rates and increased volumes in the Bank s balance sheet. Additionally, the continuous efforts of the Bank s Trust Department added to the Bank s performance. The Bank s earnings translate into a return on average equity of 18.97%, compared to 17.93% in 1994, an earnings per share increase from $2.87 to $3.43 and a return on average assets of 1.89% for 1995 compared to 1.75% for 1994.
In 1993, the Bank earned $4,527,948 before electing to fully amortize the goodwill intangible asset incurred with the 1990 purchase of two branches. Additionally in 1993, the Financial Accounting Standards Board (FASB) issued Statement no 106, entitled Employer s Accounting for Postretirement Benefits Other than Pensions . The Bank chose to recognize the liability for health care and life insurance benefits accrued immediately as a one-time charge. These accounting entries reduced 1993's net earnings by $2,022,256 to $2,505,692. Comparing 1994's earnings to 1993's earnings before these reductions, the Bank had gained 8.5% in net earnings over 1993 and stockholders equity had grown $1,700,000 or 6.7%.

INSERT
Graph entitled NET INCOME (In Thousands)
Graph shows 1993 Net Income of $4,528, 1994 Net Income of $4,914 and 1995 Net Income of $5,879.
End of Graph INSERT

LIQUIDITY
A primary function of asset/liability management includes assuring adequate liquidity that reflects the ability of the Bank to meet the cash flow requirements of its customers without significant loss to the Bank.
Liquidity comes from five sources in the balance sheet
The Bank s Investment Portfolio
Deposits
Borrowings
Loan Repayments
Profits
Liquidity is needed to fund increased loan demand and to cover the seasonal outflow of deposits during the winter months. The Bank s investment portfolio not only provides liquidity, but also diversification in managed assets. The Bank maintains adequate liquidity without having to sell portions of its investment portfolio by pledging portions of its portfolio as collateral for borrowings. The December 31, 1995 investment summary indicates a net unrealized gain of $972,000 on the Bank s held to maturity portfolio. The Bank s portfolio which is PAGE available for sale has an unrealized gain of $96,000 as of December 31, 1995. The portion of the Bank s portfolio which is taxable has an average yield of 7.12%, which is above comparable yields for securities with similar terms. At year end the Bank s large mortgage backed security portfolio had a net unrealized gain of $179,000. This is a dramatic increase in market value when compared to year-end 1994, when the mortgage backed securities were priced below cost by more than $3,250,000 and is due to interest rates having fluctuated and dropped during the year. Although premiums were paid on portions of the mortgage backed securities, many of those pools were seasoned at the time of purchase and have not prepaid as fast as expected. The mortgage backed securities portfolio has an average life of 3.9 years, an average duration of 2.0 years and is yielding an average of 6.19%, again more favorable than comparable securities with similar average lives in the current market. Deposits represent the Bank s primary source of funds. In 1995, total deposits increased by $26,000,000 or 11.5% over 1994. Changes in the Bank s market and the local economy in general were reflected in the liability mix and growth during 1995. As interest rates flattened this year, depositors sought higher yields through the purchase of certificates of deposit. Four separate campaigns for certificates of deposits were promoted during 1995, three of which were offered for terms of less than one year. The shorter offerings were indicative of the Bank s posture that long term interest rates were continuing, although slowly, downward. Time deposits of $100,000 or more totaling $14,000,000 in 1995 remain a small portion of the Bank s deposit base. Bar Harbor Banking and Trust Company does not purchase brokered deposits.
Traditionally, the Bank has relied on such sources as cash on hand, loan repayments, investment maturities and principal paydowns on mortgage backed securities to fund liquidity needs. Over the past five years, the Bank has expanded its sources to include advances available through the Federal Home Loan Bank of Boston, as well as repurchase agreements secured through several wholesale firms. Through the above options, additional funds available to the Bank at December 31, 1995 totaled $55,000,000; however, the Bank does not intend to borrow funds to its maximum availability. These funds have been used, in accordance with asset/liability objectives of the Bank, to purchase investment securities and to fund deposit outflow.

INSERT
TRUST
Geddes W. Simpson, Jr., Vice President and Trust Officer, tells of one of his elderly customers who is blind, has no family, and relies on Geddes to pay her bills, taxes, file medical claims, and do the annual financial review required by the Home in which she lives. Trust is the basis for their relationship. It is reaffirmed every time Geddes hears his customer s grateful
 Thank you for taking care of me -- a phrase he has heard regularly for the past 15 years.
END OF INSERT PAGE

The Bank s primary approach to measuring liquidity is utilizing a Basic Surplus/Deficit model. It is used to calculate liquidity over a 30-day and a 90-day time horizon, by examining the relationship between liquid assets and short term liabilities which are vulnerable to non-replacement within a 30-day period. The 90-day analysis extends to include a projection of subsequent cash flow funding needs over an additional 60-day horizon. The Bank s minimum policy level of liquidity under this model is 5% of total assets for both time horizons. At December 31, 1994, the 30-day and 90-day ratios were 8.5% and 6.1% respectively. As of December 31, 1995 the ratios are 17.6% and 14.5% respectively. The increase in liquid funds from year end 1994 to year end 1995 respond to the reduction of approximately $18,000,000 of repurchase agreements held by the Trust Department with the Bank, thereby reducing the amount of Bank securities required to be held as collateral. These funds were replaced by deposits and borrowings through the Federal Home Loan Bank of Boston.
Asset/liability management has the role of maintaining a balance between interest-sensitive earning assets and interest-bearing liabilities. Effective management of interest rate risk can protect the Bank against adverse changes in interest rates and can enhance the Bank s interest margins and earnings through periods of changing interest rates. In times of rising interest rates, Bar Harbor Banking and Trust Company will maximize earnings if more loans and/or investments are subject to rate changes than interest bearing liabilities. As interest rates rise, the Bank monitors its rate sensitivity seeking to ensure that both assets and liabilities respond to changes in interest rates to minimize the effect of those changes on net interest income. As of December 31, 1995, Bar Harbor Banking and Trust Company had $174,000,000 in assets and $171,000,000 in liabilities that were repricable within one year. Management continues to watch economic trends with respect to interest rates. With interest rates remaining flat in 1995 and with the expectations of lowering slightly in 1996, the Bank is well situated with assets and liabilities repricing concurrently. Loan repayments and maturing investments are set forth in the statements of Cash Flows. Profits, the final source of liquidity, also are detailed on the preceding pages.

CAPITAL RESOURCES
Regulatory standards for bank capital adequacy require that capital be at least 8% of risk adjusted assets. Bar Harbor Banking and Trust Company s total capital ratio of 17% far exceeds the guidelines. In dollars, this means that the Bank has the ability to pay dividends subject to the minimum capital requirement.
Bar Harbor Banking and Trust Company had a very profitable year in 1995. Stockholders equity at December 31, 1995 increased by $4,480,000.
Dividends of $1,473,700 were declared on the Company s common stock and represented a 16% increase over 1994, represented a PAGE

25.1% dividend payout ratio and contributed to a total return to shareholders of 73%. This total return was, in part, due to a five-for-one stock split which was declared by the Board of Directors of the Company on July 11, 1995 and took effect on August 7, 1995.
A strong capital position, which is vital to the continued profitability of the Bank, also promotes customer confidence and provides a solid foundation for future growth. Continued growth in stockholders equity has been achieved through reinvested earnings.
There are no known trends, events or uncertainties nor any recommendations by any regulatory authority that are reasonably likely to have a material effect on the Company s liquidity, capital resources or operating results.

INSERT
HUMOR
A newspaperman and long time customer of our bank once published an article expressing his distaste for the crowd control ropes in his local Bar Harbor Banking and Trust Company office. Some time later, our branch manager found a unique way to patch up the relationship. The office staff lugged the ropes to the newspaperman s home and placed them in his front yard on the eve on his annual New Year s Eve party. Needless to say, when he greeted his guests from behind the ropes, he had a smile on his face.
END OF INSERT

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Effective January 1, 1995, the Bank adopted FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan as amended by Statement No. 118. A loan is impaired when it is probable that the bank will not collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are loans that are carried on a non-accrual status. Loans are returned to accrual status and are no longer considered to be impaired when they become current as to principal and interest or demonstrate a period of performance under the contractual terms, and in management s opinion are fully collectible. Certain loans are exempt from the provisions including large groups of smaller balance homogenous loans that are collectively evaluated for impairment, such as consumer and residential mortgage loans. Impaired loans totaled $1,665,000 at December 31, 1995.
The Bank plans to implement FASB Statement No. 122 Accounting for Mortgage Servicing Rights effective January 1, 1996 and estimates that adoption of the standard will not have a material negative impact on the Bank s net income or retained earnings. PAGE

IMPACT OF INFLATION AND CHANGING PRICES
The Consolidated Financial Statements and related notes, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.
Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of Bar Harbor Banking and Trust Company are monetary in nature. As a result, interest rates have a more significant impact on Bar Harbor Banking and Trust Company s performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

MARKET FOR COMMON STOCK
Bar Harbor Bankshares is not listed on any national exchange. High and low bids for each quarter of 1995 and 1994 are listed below (per quotes from Paine, Webber, Inc.). These prices have been restated to reflect the five-for-one stock split declared in July of 1995.

QUARTER                       1995                  1994
1st               17.00 to 16.40          15.20 to 15.20
2nd               20.00 to 17.00          16.00 to 15.20
3rd               25.50 to 20.00          16.00 to 16.00
4th               28.00 to 25.50          16.40 to 16.00

As of January 1, 1996, there were 974 holders of record of Bar
Harbor Bankshares common stock.
Semiannual dividends paid by the Company in 1995 and 1994 are set forth below:

[CAPTION]

                          1995            1994
June                      $0.36           $0.30
December                  $0.50           $0.44

PAGE

                  Independent Auditors  Report


The Board of Directors and Stockholders
Bar Harbor Bankshares

We have audited the accompanying consolidated statements of financial condition of Bar Harbor Bankshares and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of earnings, changes in stockholders equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bar Harbor Bankshares and Subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 2 to the financial statements, the Company changed its method of accounting for investments during the year ended December 31, 1994. As discussed in Notes 9 and 12 to the financial statements, the Company changed its methods of accounting for income taxes and post-retirement benefits other than pensions during the year ended December 31, 1993.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
January 17, 1996

PAGE

              Bar Harbor Bankshares and Subsidiary

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                   December 31, 1995 AND 1994

ASSETS                                     1995        1994
Cash and Due from Banks               $ 8,759,797  $  9,714,713
Federal Funds Sold                      3,800,000             0
Investment Securities
  Securities Available for Sale,
     at Market                         19,885,555     6,238,887
  Securtities held to Maturity
    (Market value $83,180,706 in
    1995 and $81,560,278 in 1994)       82,209,062   85,080,071
Total Investment Securities            102,094,617   91,318,958
Loans Held for Sale                         68,326      255,958
Loans                                  201,765,717  185,993,806
  Allowance for Possible Loan Losses    (4,047,883)
(3,891,835)
Net Loans                              197,717,834  182,101,971
Premises and Equipment                   6,219,569    5,566,224
Other Assets                             7,948,556    7,729,626
Total Assets                          $326,608,699 $296,687,450

LIABILITIES AND STOCKHOLDERS  EQUITY
LIABILITIES
Deposits
  Demand Deposits                     $ 32,394,610 $ 30,124,536
  NOW Accounts                          38,300,119   37,951,497
  Savings Deposits                      53,660,526   61,981,439
  Time, $100,000 and Over               14,005,187    7,977,495
  Other Time                           113,110,959   87,509,593
Total Deposits                         251,471,401  225,544,560

Securities Sold Under
  Repurchase Agreements                  5,791,193   13,947,903
Advances from Federal Home Loan Bank    32,700,000   25,000,000
Other Liabilities                        3,403,281    3,434,203
Total Liabilities                      293,365,875  267,926,666

Commitments and Contingent Liabilities (Note 14)
STOCKHOLDERS  EQUITY
Capital Stock, Par Value $2,
  Authorized 10,000,000 Shares;
  Issued 1,813,605 in 1995 and
    1,809,835 in 1994                    3,627,210    3,619,670
Surplus                                  7,368,695    7,314,408
Retained Earnings                       23,523,626   19,118,679
  Net Unrealized Appreciation on
    Securities Available for Sale;
    Net of Tax of $32,606 in 1995
    and $24,742 in 1994                     63,293       48,027





  Less: Cost of 100,000 Shares
    of Treasury Stock                   (1,340,000)
(1,340,000)
Total Stockholders  Equity              33,242,824   28,760,784
TOTAL LIABILITIES AND
   STOCKHOLDERS  EQUITY               $326,608,699 $296,687,450

<F1> The accompanying notes are an integral part of these
consolidated financial statements.

PAGE

              Bar Harbor Bankshares and Subsidiary

               CONSOLIDATED STATEMENTS OF EARNINGS
          Years Ended December 31, 1995, 1994 and 1993


                                                1995       1994      1993
Interest and Dividend Income
Interest and Fees on Loans                                      $19,298,629    $16,006,536    $14,549,586
Interest on Money Market Funds and Fed Funds Sold                   124,242         48,457         19,987
U.S. Treasury Securities                                            158,824        306,668        443,204
Obligations of Other U.S. Government Agencies                     4,112,431      3,496,230      3,255,224
Obligations of States and Political Subdivisions                    852,051        828,998        861,642
Other Bonds                                                       1,227,894        721,364        498,523
Equity Securities                                                   377,916        387,337        227,223
Total Interest and Dividends                                     26,151,987     21,795,590     19,855,389

Interest Expense
Deposits                                                          8,428,119      6,067,731      5,644,149
Short-term Borrowings                                             2,175,597      1,608,404        863,368
Long-term Borrowings                                                 20,677               0       268,134
   Total Interest Expense                                        10,624,393      7,676,135      6,775,651
   Net Interest Income                                           15,527,594     14,119,455     13,079,738
Provision for Loan Losses                                           960,000        960,000      1,080,000
   Net Interest Income After Provision for Loan Losses           14,567,594     13,159,455     11,999,738

Other Operating Income
Trust Department Income                                           1,931,500      1,675,043      1,598,591
Service Charges on Deposit Accounts                                 788,778        776,468        723,947
Other Service Charges, Commissions and Fees                       1,628,729      1,640,019      1,754,269
Other Operating Income                                               49,301        286,529         76,048
Net Securities Losses                                                     0       (365,769)             0
                                                                  4,398,308      4,012,290      4,152,855

Other Operating Expenses
Salaries and Employee Benefits                                    5,333,183      5,360,227      4,964,247
Occupancy Expense                                                   621,627        585,068        517,486
Furniture and Equipment Expense                                     737,057        709,619        673,391
Other Operating Expense                                           3,779,408      3,506,680      4,801,777
                                                                 10,471,275     10,161,594     10,956,901
Earnings Before Income Taxes and Cumulative Effect of
   Change in Accounting                                           8,494,627      7,010,151     5,195,692
Income Taxes                                                      2,615,980      2,096,000     1,631,800
Earnings Before Cum. Effect of Change in Accounting              5,878,647       4,914,151     3,563,892
Cumulative Effect of Change in Accounting for Postretirement
   Benefits, Net of Income Tax Benefit                                   0               0     (1,058,200)
Net Earnings                                                    $ 5,878,647    $ 4,914,151    $ 2,505,692

Per Common Share Data,
   Restated for Five-for-One Stock Split in 1995
Earnings Before Cumulative Effect of Change in Accounting               $3.43          $2.87         $2.09





Cumulative Effect of Change in Accounting for Postretirement
   Benefits, Net of Income Tax Benefit                                  $0.00          $0.00         ($0.62)
Net Earnings                                                            $3.43          $2.87         $1.47
Cash Dividends Declared                                                 $0.86          $0.74         $0.62
Weighted Average Number of Common Shares Outstanding                 1,713,449       1,709,695    1,707,175

The accompanying notes are an integral part of these consolidated financial statements.

PAGE

              Bar Harbor Bankshares and Subsidiary

   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS  EQUITY
          Years Ended December 31, 1995, 1994 and 1993
                                                                                  Net
                                                                                  Unrealized
                                                                                  Appreciation
                                                                                  On Securities  Net
                             Capital                   Retained     Treasury      Available    Stockholders
                             Stock         Surplus     Earnings     Stock         for Sale       Equity

Balance, December 31, 1992   $3,611,640    $7,264,020  $14,022,621  $(1,340,000)          $0     $23,558,281

Net Earnings 1993                                        2,505,692                                 2,505,692
Cash Dividends Declared                                 (1,058,507)                               (1,058,507)
Increase in Net Unrealized Loss on
   Marketable Equity Securities                                                      (37,566)        (37,566)
Sale of Stock
   (1,450 shares)                 2,900        16,530                                                 19,430
Balance, December, 31, 1993  $3,614,540    $7,280,550  $15,469,806  $(1,340,000)   $ (37,566)    $24,987,330

Net Earnings 1994                                        4,914,151                                 4,914,151
Cumulative Effect to Record
   Appreciation on Securities
   Available for Sale                                                                      0                0
Cash Dividends Declared                                 (1,265,278)                               (1,265,278)
Net Unrealized Appreciation on
   Securities Available for Sale,
   Net of Tax of $24,742                                                              85,593          85,593
Sale of Stock (2,565 shares)                    5,130      33,858                                     38,988
Balance December 31, 1994    $3,619,670    $7,314,408  $19,118,679  $(1,340,000)  $   48,027     $28,760,784

Net Earnings 1995                                        5,878,647                                 5,878,647
Cash Dividends Declared                                 (1,473,700)                               (1,473,700)
Net Unrealized Appreciate on
   Securities Available for Sale,
   Net of Tax of $7,864                                                               15,266          15,266
Sale of Stock (3,770 shares)     7,540         54,287            0            0            0          61,827
Balance December 31, 1995    $3,627,210    $7,368,695  $23,523,626  $(1,340,000)   $  63,293     $33,242,824

The accompanying notes are an integral part of these consolidated financial statements.

PAGE

              Bar Harbor Bankshares and Subsidiary

              CONSOLIDATED STATEMENTS OF CASH FLOWS
          Years Ended December 31, 1995, 1994 and 1993

                                                               1995             1994           1993
Cash Flows from Operating Activities:
Net Income                                                  $ 5,878,647      $ 4,914,151      $ 2,505,692
Adjustments to Reconcile Net Earnings to Net Cash
   Provided by Operating Activities:
   Depreciation                                                 588,147          543,366          538,420
   Revaluation of Intangible Asset                                    0                0        1,182,762
   Provision for Loan Losses                                    960,000          960,000        1,080,000
   Provision for Losses on Other Real Estate Owned               19,056            1,800           42,765
   New Loans Originated for Sale                             (7,827,560)     (12,700,930)     (33,859,407)
   Proceeds from Sale of Mortgages Held for Sale              8,038,770       12,744,005       33,970,810
   Gain on Sale of Mortgages Originated for Sale                (23,578)         (43,075)        (111,403)
   Net Securities Losses                                              0          365,769                0
   Net Amortization of Bond Premium                              196,043         406,605          425,064
   (Gain) Loss on Sale of Premises and Equipment                  86,530        (229,508)           2,687
   Cumulative Effect of Change in Accounting for Postretirement
      Benefits other than Pensions, Net of Tax Benefit                 0               0        1,058,200
   Net Change in Other Assets                                    (70,199)        462,664         (595,930)
   Net Change in Other Liabilities                               (25,575)      1,010,626         (101,956)
Net Cash Provided by Operating Activities                      7,820,281       8,435,473        6,137,704

Cash Flows from Investing Activities:
Purchases of Securities Held to Maturity                    (27,026,440)     (31,384,542)     (16,917,951)
Proceeds from Maturity and Principal Paydowns of
   Securities held to Maturity                               10,319,569       13,602,117       21,549,649
Proceeds from Call of Securities Held to Maturity            13,750,000       4,320,599           500,000
Purchases of Securities Available for Sale                   (8,053,880)      (3,509,100)      (3,889,300)
Proceeds from  Maturity and Principal Paydowns of
   Securities Available for Sale                                 62,180           72,337                0
Proceeds from Sale of Securities Available for Sale                   0       3,596,827           969,980
Purchase of Life Insurance Policy                                     0       (1,875,000)               0
Purchase of Interest Rate Floor                                                  (72,000)               0
Net Loans Made to Customers                                 (16,756,863)     (22,702,049)     (17,831,461)
Capital Expenditures                                         (1,345,140)        (479,871)        (457,258)
Proceeds from Sale of Fixed Assets                               17,118          245,289            3,417
Net Cash used in Investing Activities                       (29,033,456)     (38,185,393)     (16,072,924)

Cash Flows from Financing Activities:
Net Change in Savings, NOW and Demand Deposits               (5,702,217)      (1,497,239)       5,180,496
Net Changes in Time Deposits                                 31,629,058       23,518,682        2,619,226
Net Change in Repurchase Agreements                          (8,156,710)       9,535,109         (556,558)
Proceeds from Federal Home Loan Bank                         27,400,000       24,000,000        4,000,000
Repayment of Advances from Federal Home Loan Bank           (24,000,000)     (32,000,000)      (7,000,000)
Net Changes in Short Term Other Borrowed Funds                4,300,000       11,000,000        3,000,000
Proceeds from sale of Capital Stock                              61,828           38,988           19,430
Payments of Dividends                                        (1,473,700)      (1,265,278)      (1,058,507)
Net Cash Provided by Financing Activities                    24,058,259       33,330,262        6,204,087





Net Increase (Decrease) in Cash and Cash Equivalents          2,845,084        3,580,342       (3,731,133)
Cash and Cash Equivalents at Beginning of Year                9,714,713        6,134,371        9,865,504
Cash and Cash Equivalents at End of Year                    $12,559,797      $ 9,714,713      $ 6,134,371

Supplemental Disclosures of Cash Flow Information:
Cash Paid During Year for:
   Interest                                                 $10,529,084      $ 8,283,462      $ 7,248,565
   Income Taxes, Net of Refunds                             $ 2,596,679      $ 1,908,954      $ 2,346,431
Non-Cash Transactions:
   Transfer from Loans to Real Estate Owned (other Assets)   $  187,832      $   434,381      $   664,716
   Transfer of Securities from Held to Maturity to
      Available for Sale                                     $5,578,826            N/a              N/a

The accompanying notes are an integral part of these consolidated financial statements.
PAGE

              Bar Harbor Bankshares and Subsidiary
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                December 31, 1995, 1994 and 1993

1.  Summary of Significant Accounting Policies
Business
Bar Harbor Banking and Trust Company provides a full range of banking services to individual and corporate customers throughout north coastal Maine. These banking services are available in each of its ten branch locations. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examination by those regulatory authorities.

Basis of Financial Statement Presentation
The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loss losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties. A substantial portion of the Bank s loans are secured by real estate in north coastal Maine. In addition, all of the real estate acquired through foreclosure is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Bank s loan portfolio and the recovery of the carrying amount on real estate acquired through foreclosure are susceptible to changes in market conditions in north coastal Maine.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Bar Harbor Bankshares and its wholly-owned subsidiary, Bar Harbor Banking and Trust Company. Bar Harbor Baking and Trust Company has a wholly-owned subsidiary. Mt. Desert Block Company, which leases premises to the Bank. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Investment Securities
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 115. The Company s investment in securities are classified in two categories and accounted for as follows:
Securities Available for Sale: Securities available for sale PAGE consist of certain securities to be held for indefinite periods of time which are reported at fair value with unrealized gains and losses reported as a separate component of stockholders equity, net of tax effect. Gains and losses on the sale of securities available for sale are determined using the specific-identification method and are shown separately in the statement of earnings.
Securities to be Held to Maturity: Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period of maturity.
It is management s policy to acquire securities for long-term investment purposes, rather than to acquire such securities for purposes of trading. For this reason, the Bank has not classified any of its securities as trading.

INSERT
COMMITMENT

A sure sign of commitment to a relationship is the willingness to go the extra mile. Mikey Bannister, Ellsworth Manager, is a case in point. A customer gave her name to a man who wanted to build a summer house in the area. Mikey visited him where he was staying to discuss construction financing and fill out a mortgage application. The customer expressed amazement that she would make a house call to do business with him--particularly since she was on vacation at the time! Not a bad way to begin a relationship.
END OF INSERT

PAGE

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.
The allowance is an amount that management believes will be adequate to absorb possible loan losses based on evaluation of their collectibility and prior loss experience. The evaluation takes into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans, and current anticipated economic conditions that may affect the borrower s ability to pay.
Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, changing economic conditions and the economic prospects of the borrowers may necessitate future additions to the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.
Effective January 1, 1995, the Bank adopted FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended by Statement No. 118. A loan is impaired when it is probable that the bank will not collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are generally those which are included in non-accrual loans, although not all non-accrual loans are impaired. Loans are returned to accrual status and are no longer considered to be impaired when they become current as to principal and interest or demonstrate a period of performance under the contractual terms, and in management s opinion are fully collectible. Certain loans are exempt from the provisions including large groups of smaller balance homogenous loans that are collectively evaluated for impairment, such as consumer and residential mortgage loans.

PREMISES AND EQUIPMENT
Premises and equipment and related improvements are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the related assets. Repairs and maintenance charges are expensed as incurred.

LOANS HELD FOR SALE
Loans held for sale are individual consumer residential loans which qualify for sale in the secondary market to Freddie Mac. These loans are closed and immediately sold without recourse to Freddie Mac, with the Bank retaining loan servicing on said loans. The Bank does not pool mortgages for sale. Because loans are sold immediately, the cost is considered to approximate market value. PAGE

The Bank plans to implement FASB Statement No. 122, Accounting for Mortgage Servicing Rights effective January 1, 1996 and estimates that adoption of the standard will not have a material negative impact on the Bank s net income or retained earnings.

INSERT
CARING
A Perry woman visited our Lubec office looking for a mortgage to buy a mobile home. She had been turned down by several other banks who were not interested in her explanation of a poor credit rating. Betty Case, Lubec Branch Manager, took the time to listen. A horror story of bureaucratic mistakes and misapplied payments unfolded. We provided the mortgage, the woman bought her mobile home, and thanked us for caring with a large bouquet of flowers. Today, she has three accounts with us and has referred other customers from her area to us.

END OF INSERT
PAGE

OTHER REAL ESTATE (ORE)
Real estate acquired in satisfaction of a loan is reported in other assets. Properties acquired by foreclosure or deed in lieu of foreclosure are transferred to ORE and recorded at the lower of cost or fair market value less estimated costs to sell based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. ORE is stated at the lower of cost or market. An allowance for losses on ORE is maintained for subsequent valuation adjustments on a specific property basis.

INTANGIBLE ASSETS
The reassessment of the carrying amount of goodwill, incurred with the acquisition of two branches from Key Bank in May of 1990, resulted in the Bank s decision to fully amortize the goodwill premium in 1993. The Bank has been monitoring the value of the premium paid and the original anticipated 15-year life of the goodwill since acquisition. The Bank determined, based on the branches performance since acquisition, that the goodwill associated with the acquisition had no future value.
Previously goodwill and the core deposit intangible were amortized over a 15-year life. This change had the effect of increasing other operating expense by $1,183,000 and reducing net income by approximately $964,000 ($0.56 per share) in 1993.

INSERT
RESPECT.
Dan Rodgers is a high school senior from Corea with his heart set on being a fisherman. He s pulled traps from a skiff since the age of 10 and is now the proud owner of a new Jason 25 lobster boat which Bar Harbor Banking and Trust Company helped him finance. Although only 18, we respected Dan s experience, his ability to turn a dollar, and his fierce determination to pursue his chosen career. We ll nurture this new relationship, and hope to earn Dan s respect in return.
END OF INSERT

INCOME TAXES
Income taxes are provided on a consolidated basis in accordance with the comprehensive income tax allocation method, which recognizes the tax effects of all income and expense transactions in each year s consolidated statements of earnings regardless of the year the transactions are reported for tax purposes.

ACCRUAL OF INTEREST INCOME AND EXPENSE
Interest on loans and investment securities is accrued and credited to income based on the principal amount of loans and investment securities outstanding. Interest expense on liabilities is derived by applying applicable interest rates to principal amounts outstanding. The recording of interest income on problem loan accounts is discontinued when collectibility PAGE within a reasonable period of time becomes doubtful. Interest income on impaired loans is reported on a cash basis when received.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Bank uses off-balance sheet financial instrument as part of it s asset/liability management activities. The Bank does not intend to sell any of these instruments.
Interest rate exchange agreements (swaps) are accounted for using the accrual method. Net interest income (expense) resulting from the differential between exchanging floating and fixed-rate interest payments is recorded on a current basis. Interest rate floors are contracts in which a floor is established at a specified rate and period of time. The premium paid for the contract is amortized over its life. Any cash payments received are recorded as an adjustment to net interest income.

LOAN FEES AND COSTS
Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The Bank amortizes these amounts using a method that approximates the effective yield. The unamortized net deferred fees and costs are included on the balance sheet with the related loan balances.

STATEMENTS OF CASH FLOWS
For purposes of the statement of cash flows, the Bank considers cash on hand, amounts due from banks, and federal funds purchased and sold for one-day periods as cash and cash equivalents.

EARNINGS PER SHARE
Earnings per share is calculated by dividing net income by the number of weighted average shares outstanding for the year.
There are no common stock equivalents.
PAGE

FAIR VALUE DISCLOSURES
The following methods and assumptions were used by the bank is estimating its fair market value disclosures for financial instruments:
Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.
Investment Securities (including mortgage-backed securities):
Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.
Loans Receivable: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, credit card, and other consumer. Each loan category is also segmented into fixed and variable rate interest terms and by performing and non-performing categories.
Fair value of all performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated discount market rates. These rates are based on independent market indices adjusted for administrative costs and credit risk. Estimated maturity is based on the weighted average of the portfolio. Real estate and installment maturities are adjusted for estimates of prepayment rates, with high interest, longer term loans prepaying at a more rapid rate.
Fair value for non-performing loans is determined on an individual basis, taking into account management s plans regarding potential time to resolution and subsequent sale of collateral and the borrower s plan for the continuance of principal and interest payments along with the potential of the borrower to rebuild equity in the loan collateral.
Off-Balance Sheet Instruments: The Bank s off-balance sheet instruments include interest rate swaps, floors and loan commitments. Fair values for interest rate swaps and floors are based on quoted market prices. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.
Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered in the Bank s market for deposits of similar remaining maturities.
Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short term borrowings are estimated using discounted cash flow and analyses based on the Bank s current incremental borrowing rates for similar types of borrowing arrangements.
The fair values of the Bank s long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on quoted market prices.
Accrued interest: The carrying amounts of accrued interest approximate their fair values.
PAGE

INSERT
INTEGRITY.
Jenene Schneider, Branch Manager of our Milbridge Office, was processing a mortgage for four of her customers. One couple was selling, one way buying. The sellers were going to use a portion of the proceeds to renovate a new house, but didn t need it immediately. Rather than simply hand them a check, Jenene suggested they invest in a short term CD and earn interest until they needed the money. Result: a relationship strengthened by one banker s integrity.
END OF INSERT
PAGE

2. INVESTMENT SECURITIES
On January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS)115, which requires that available for sale securities be recorded at fair value. At January 1, 1994 there was no cumulative effect from the change in accounting principle because certain securities had been recorded at lower of cost or market as of December 31, 1993. Unrealized appreciation of available for sale investments in 1994 and 1995 resulted in adjustments of $85,593 and $15,266 respectively, net of income taxes, to stockholders equity. On December 31, 1995, the Bank made a one-time transfer of securities at market value totaling $5,578,826 in accordance with the Financial Accounting Standards Board implementation guidance issued in November of 1995. These securities are government sponsored mortgage backed securities which have put options. In order for the Bank to exercise its right to put these securities, they were transferred to the available for sale portion of the investment portfolio. This transfer resulted in an unrealized loss of $52,530.
The amortized cost of investment securities and their approximate market values at December 31, 1995 and 1994 follows:

1995

                                                            Gross            Gross         Estimated
                                             Amortized      Unrealized        Unrealized   Market
                                             Cost           Gains            Losses        Value
HELD TO MATURITY:
U.S. Treasury Obligations                    $ 1,000,470    $   20,155       $      0      $ 1,020,625
Obligations of other U.S.
   Gov t Agencies                             13,278,651       124,108              0       13,402,759
Mortgage Backed Securities--
   U.S. Gov t Agencies                        42,764,250       501,793        253,174       43,012,869
Mortgage Backed Securities--
   Other                                       8,210,646        43,805        60,941         8,193,510
Obligations of States of the
   U.S. and Political Subdivisions
   Thereof                                    13,240,946       535,379          4,850       13,771,475
Other Bonds                                   3,714,099         65,369              0        3,779,468
TOTAL SECURITIES HELD FOR
   INVESTMENT                                $82,209,062    $1,290,609       $318,965      $83,180,706

AVAILABLE FOR SALE:
Obligations of other U. S. Gov t
   Agencies                                  $ 7,996,732    $   36,030       $  2,840      $ 8,029,922
Mortgage Backed Securities--U.S.
   Gov t Agencies                             5,631,356              0         52,530        5,578,826
Other Bonds                                     500,000              0              0          500,000
Marketable Equity Securities                  5,421,086         25,215              0        5,446,301
Other Investments                               240,483         90,023              0          330,506

TOTAL SECURITIES AVAILABLE FOR SALE          $19,789,657    $  151,268       $ 55,370      $19,885,555





1994
                                                            Gross            Gross         Estimated
                                             Amortized      Unrealized        Unrealized   Market
                                             Cost           Gains            Losses        Value
HELD TO MATURITY:
U.S. Treasury Obligations                    $ 3,007,997    $   17,628       $          0  $ 3,025,625
Obligations of other U.S.
   Gov t Agencies                             13,322,895         6,614           397,106    12,932,403
Mortgage Backed Securities--
   U.S. Gov t Agencies                        46,739,125        24,227         2,941,186    43,822,166
Mortgage Backed Securities--
   Other                                      4,086,750              0           336,101    3,750,649
Obligations of States of the
   U.S. and Political Subdivisions
   Thereof                                    14,401,790       307,361           96,191     14,612,960
Other Bonds                                    3,521,514           240          105,279      3,416,475
TOTAL SECURITIES HELD FOR
   INVESTMENT                                $85,080,071    $ 356,070        $3,875,863    $81,560,278

AVAILABLE FOR SALE:
Marketable Equity Securities                 $ 5,921,086    $ 25,215         $   12,500    $ 5,933,801
Other Investments                                245,032      60,054                  0        305,086

Total Securities Available For Sale          $ 6,166,118    $ 85,269         $   12,500    $ 6,238,887


At December 31, 1995, the amortized cost and estimated market value of securities held to maturity and those securities available for sale with a contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

SECURITIES HELD TO MATURITY

                                                            Estimated
                                          Amortized Cost    Market Value
Due in one year or less                   $ 3,950,188       $ 4,004,323
Due after one year through five years      20,358,853        20,921,108
Due after five years through ten years      4,981,125         5,104,896
Due after ten years                         1,944,000         1,944,000

                                           31,234,166        31,974,327

Mortgage Backed Securities                 50,974,896        51,206,379

                                          $82,209,062       $83,180,706

PAGE

SECURITIES AVAILABLE FOR SALE

                                                            Estimated
                                          Amortized Cost    Market Value
Due in one year or less                   $    500,000      $    500,000
Due after one year through five years                0                 0
Due after five years through ten years       7,996,732         8,029,922
Due after ten years                                  0                 0

                                          $  8,496,732      $  8,529,922

Mortgage-Backed Securities                   5,631,356         5,578,826
                                          $ 14,128,088      $ 14,108,748

Proceeds from the sale and maturities of investments, gross realized gains and gross realized losses were as follows:

                 Sale of Called Securities Held to Maturity

                         Proceeds         Gains             Losses
1995                     $13,750,000         ---               ---
1994                     $ 4,313,099      $   7,500            ---
1993                     $   937,500         ---               ---

                    Sale of Securities Available for Sale
                         Proceeds         Gains             Losses
1995                        ---              ---               ---
1994                     $ 3,596,827         ---            $ 388,450

U.S. Government securities having a carrying value of approximately $14,200,000 at December 31, 1995 and $22,000,000 at December 31, 1994 are
pledged to secure certain deposits and for other purposes as required by law. Market values for these securities at December 31, 1995 and 1994 were $14,300,000 and $21,000,000 respectively.
INSERT
FLEXIBILITY.
Flexibility is a key ingredient in being a good customer service representative. Becky Beatrice of our Deer Isle office has been one of our best for 22 years. One day a long time customer with whom she d built a relationship called. The customer was convinced that someone had stolen her pocketbook, and she asked Becky to alert the Sheriff s Department for her. After a thorough investigation, the stolen pocketbook was discovered hanging under the customer s overcoat behind her front door. Another mystery solved, another grateful customer.
END OF INSERT
PAGE

3. LOANS
The following table shows the composition of the Bank s loan portfolio as of December 31, 1995 and 1994:

                                          1995              1994
Commercial Loans:
Real Estate -- Variable Rate              $ 51,418,512      $ 51,062,865
Real Estate -- Fixed Rate                    6,799,363         5,858,869
Other -- Variable                           31,189,164        30,210,005
Other                                       13,292,822        13,165,210

                                           102,699,861       100,296,949
Tax Exempt:
Variable Rate                                  848,796           991,986
Fixed Rate                                   2,568,115         3,151,945

                                             3,416,911         4,143,931
Consumer:
Real Estate -- Variable Rate                38,210,273        32,331,791
Real Estate -- Fixed Rate                   27,569,246        21,498,405
Home Equity                                 13,003,486        12,902,114
Installment                                 11,080,331        10,262,016
Other                                        5,501,279         4,829,866

                                            95,364,615        81,824,192

Real Estate Under Foreclosure                  793,887           148,838
Deferred Origination Fees, Net                (509,557)         (420,104)

                                          $201,765,717      $185,993,806

At December 31, 1995 and 1994 loans on non-accrual status totaled $3,360,000 and $3,139,000, respectively. Interest income not recognized on non-accruing loans was $416,342, $367,553 and $391,452 in 1995, 1994 and 1993,
respectively. In addition to loans on non-accrual status at December 31, 1995 and 1994, the Bank had loans past due greater than 90 days totaling $849,127, and $891,986, respectively. The Bank continues to accrue interest on these loans because it believes collection of the interest due is reasonably assured.
PAGE

The Bank makes single-family and multi-family residential loans, commercial real estate loans, commercial loans, and a variety of consumer loans. The Bank s lending activities are conducted in north coastal Maine. Because of the Bank s proximity to Acadia National Park, a large part of the economic activity in the area is generated from the hospitality business associated with tourism. At December 31, 1995, approximately $25,500,000 of loans were made to companies in the hospitality industry. Loans to real estate investors and developers totaled $14,100,000 in 1995. The other concentrations by type of borrower essentially remained constant. The loan portfolio at December 31, 1995 and 1994 consisted of 62% and 64% respectively, of variable rate loans.
From the standpoint of large loans to single borrowers, loans of $700,000 or more to one borrower decreased as a percentage of capital from 95% in 1994 to 90% in 1995. As most loans granted by the Bank are collateralized by real estate, the ability of the Bank s borrowers to repay is dependent on the level of economic activity and the level of real estate values in the Bank s market areas.

ALLOWANCE FOR LOAN LOSSES
Changes in the allowance for loan losses for each of the three years ended December 31 were as follows:

   <C
                                 1995            1994         1993
Balance, Beginning of Year       $3,891,835      $3,369,387   $3,205,868
Provision for Loan Losses           960,000         960,000    1,080,000
Balance Before Loan Losses        4,851,835       4,329,387    4,285,868
Loans Charged Off                   900,845         578,776    1,181,380
Less Recoveries on Loans
Previously Charged Off               96,893         141,224      264,899
Net Loans Charged Off               803,952         487,552      916,481

Balance, End of Year             $4,047,883      $3,891,835   $3,369,387

Information regarding impaired loans is as follows for December 31, 1995:

                                                          1995
Average investments in impaired loans                     $1,629,596
Interest Income recognized on impaired loans including
interest income recognized on cash basis                  $   76,260
Interest income recognized on impaired loans on
cash basis                                                $   76,260
Balance of impaired loans                                 $1,664,678
Less portion for which no allowance for
loan losses is allowed                                    $        0
Portion of impaired loan balance for which an
allowance for credit losses is allocated                  $1,664,678
Portion of allowance for loan losses allocated to
the impaired loan balance                                 $  156,576

PAGE

5.  LOANS TO RELATED PARTIES
In the ordinary course of business, the Bank has granted loans to certain officers and directors and the companies with which they are associated. All such loans and commitments to lend were made under terms that are consistent with the Bank s normal lending policies.
Loans to related parties at December 31, 1995 and 1994 which in aggregate exceed $60,000 were as follows:

                                          1995            1994
Beginning Balance                         $ 3,409,868     $ 3,482,587
New Loans                                     349,935         862,194
Less: Repayments                              480,324         934,913

ENDING BALANCE                            $ 3,279,479     $ 3,409,868

INSERT
HELPING.
How easy would it have been for Dick Burgess to say, I m sorry, you ll have to wait till Monday? Here s what happened. One of Dick s commercial customers in the Machias area was trying to make a purchase by check on a Sunday, and the store owner was hesitant to accept the check. The customer called Dick at home; Dick spoke with the store owner and assured him that the check would be fine Not a big deal? It was to Dick s customer.
END OF INSERT

6. PREMISES AND EQUIPMENT
The detail of bank premises and equipment is as follows:

                                          1995            1994
Land                                      $   519,136     $   519,136
Buildings and Improvements                  6,655,925       6,097,184
Furniture and Equipment                     2,365,744       2,060,176
                                            9,540,805       8,676,496
Less:
Accumulated Depreciation                    3,321,236       3,110,272
                                          $ 6,219,569     $ 5,566,224

7.  OTHER REAL ESTATE
The following table summarizes the composition of other real estate owned, which is included in the other assets:
PAGE

                                          December 31,
                                    1995              1994
Real Estate Properties and
 Other Assets
Acquired in Settlement of Loans     $   469,652       $   641,540
Less: Allowance for Losses               26,000            30,486
                                    $   443,652       $   611,054

Changes in the allowance for other real estate for each of the three years ended December 31 were as follows:

                                    1995          1994        1993
Balance, beginning of year          $ 30,486      $ 53,286    $ 127,894
Provision charged to income           19,056         1,800       42,765
Losses charged to provision           23,542        24,600      117,373
BALANCE END OF YEAR                 $ 26,000      $ 30,486    $  53,286

8.  BORROWINGS FROM THE FEDERAL HOME LOAN BANK (FHLB)
A summary of borrowings from the FHLB is as follows:


   Total                              Range of
Principal                            Interest Rates         Maturity
                                     December 31, 1995
$26,700,000                          5.70% to 5.92%            1996
  6,000,000                          5.59% to 5.78%            1997
$32,700,000

                                     December 31, 1994
$25,000,000                          4.77% to 6.01%             1995

In addition to the above outstanding borrowings, other FHLB funds available to the Bank at December 31, 1995 totaled approximately $40,000,000. Pursuant to collateral agreements with the FHLB, advances are collateralized by all stock in the FHLB and qualifying first mortgage loans.
PAGE

9.  INCOME TAXES
The current and deferred components of income tax expense were as follows:

                                 1995           1994           1993
Current
   Federal                       $ 2,474,000    $ 2,327,200    $ 1,846,200
   State                              85,400         74,000         63,300
                                   2,559,400      2,401,200      1,909,500
Deferred                              56,580       (305,200)      (277,700)

                                 $ 2,615,980    $ 2,096,000    $ 1,631,800

The actual tax expense differs from the expected tax expense computed by applying the applicable U.S. Federal corporate income tax rate to earnings before income taxes as follows:

                                 1995           1994           1993
Computed Tax Expense             $ 2,888,200    $ 2,383,500    $ 1,766,500
Increase (Reduction) in Income
   Taxes resulting from:
   Tax-Exempt Interest              (329,300)      (330,900)      (354,000)
   Revaluation of Good Will                0              0        195,300
   State Taxes, Net of Federal
     Benefit                          56,400         48,800         42,000
   Other                                 680         (5,400)       (18,000)
                                 $ 2,615,980    $ 2,096,000    $ 1,631,800

PAGE

In 1993, the Company adopted SFAS 109, Accounting for Income Taxes . The cumulative effect of the new accounting principle was not material. The tax effect of temporary differences that give rise to the deferred income tax assets and liabilities are as follows:

                                                       1995                           1994
                                               Asset           Liability      Asset         Liability
Allowance for possible losses on loans
   And other real estate owned                 $1,237,700                     $1,218,400
Deferred loan origination fees                    102,700                        142,800
Deferred compensation                             256,400                        241,300
Core deposit intangible asset                     105,800                        126,700
Postretirement benefit obligation                 636,000                        632,800
Unrealized appreciation on securities
   Available for sale                                          $   32,600                   $   24,700
Depreciation                                                      106,300                      101,700
Other                                              87,300          58,800         72,400

                                               $2,425,900      $197,700       $2,434,400    $  126,400

As of December 31, 1995 and 1994, the deferred income tax asset amounted to $2,228,200 and $2,308,000, respectively, and is included in other assets on the balance sheet. The federal tax expense from the unrealized appreciation on securities available for sale resulted in an increase of $24,700 and $32,600 to the deferred tax liability in 1994 and 1995 respectively. The federal tax benefit from the cumulative effect of the change in accounting for post-retirement benefits other than pensions resulted in an increase of $553,500 to the deferred tax asset in 1993. No valuation allowance for deferred tax assets was required at December 31, 1995.

10.  STOCKHOLDERS  EQUITY
On July 11, 1995, The Board of Directors declared a five-for-one stock split to all shareholders of record as of that date and which took effect on August 7, 1995. All share and per share data included in this annual report have been restated to reflect the stock split.
Bar Harbor Bankshares subsidiary, Bar Harbor Banking and Trust Company, has the ability to pay dividends to the parent subject to the minimum regulatory capital requirements. At December 31, 1995 the amount available for dividends was approximately $19,000,000.
The Bank is required to maintain minimum amounts of capital to total risk-weighted assets, as defined by banking regulators. At December 31, 1995, the Bank is required to have minimum Tier I and Total Capital ratios of 4% and 8% respectively.

PAGE

The following table shows the Bank s risk-based capital ratios at December 31, 1995:

Risk-Based Capital
Capital Components:
   Tier I Capital:
     Common Stockholders  Equity                           $ 33,338,723
   Tier II Capital:
     Allowance for Loan Losses
     (limited to 1.25% of Risk-Based Assets)                  2,642,312
Total Capital                                              $ 35,981,035

Risk-Based Assets                                          $211,384,925

Capital Ratios:
   Tier I Capital                                               15.77%
   Tier II Capital                                               1.25%
Total Capital                                                   17.02%

INSERT
INGENUITY.
Retailer, Deborah Lucy, wanted to open a retail shop in Southwest Harbor, Mi Casa es Su Casa and the McSean Candy Store, for the 1995 summer season. She needed financing, and time was of the essence. We explored the lending options and after considerable head-scratching recommended a low cost, reduced paperwork loan under the Small Business Administration LowDoc program. A new relationship was begun, thanks to the can-do attitude and ingenuity of our Southwest Harbor Branch Manager, Jack Gibbons.
END OF INSERT

11.  EMPLOYEE BENEFIT PLANS
Effective August 31, 1993, the Board of Directors ratified the termination of the Company s noncontributory defined benefit pension plan, which covered all eligible employees. At December 31, 1993, the plan s projected benefit obligation was essentially equivalent to the plan s net assets available for benefits of approximately $2,140,000 and such assets were invested in U.S. Government obligations and cash equivalents. The settlement of the vested benefit obligation by the purchase of nonparticipating annuity contracts for, or the lump sum payments to, each covered employee was completed in 1994 upon receipt of certain regulatory approvals. The Company recognized no curtailment gain or loss in 1993 as a result of the plan termination and no gain or loss was recognized when the plan s benefit obligation was settled in 1994.
In 1993, the Company established a non-qualified supplemental retirement plan for certain officers. The agreement provides supplemental retirement benefits payable in installments over twenty years upon retirement or death. The Company recognized the costs associated with the agreements over the service lives of the participating officers. For 1995, 1994 and 1993, the expense of the supplemental plan was $98,273, $368,898 and $181,416, respectively.





401(k) PLAN
The Bank has a contributory 401(k) plan available to full-time employees. Employees may contribute between 1% and 15% of their compensation, to which the Bank will match 25% of the first 6% contributed. For the years ended December 31, 1995, 1994 and 1993, the Bank contributed $46,637, 42,590, and $37,195, respectively. In 1994, the Bank established a non-contributory plan in place of the Bank s contribution to the former defined benefit plan. The Board of Directors voted to credit each eligible participant s 401(k) account with 3% of 1995 and 1994 salary. The total contribution made for the non-contributory plan was $122,486 and $113,432 for the years ended December 31, 1995 and 1994 respectively.

RESTRICTED STOCK PURCHASE PLAN
In 1995 and 1994, the Bank provided a restricted stock purchase plan through which each employee may purchase up to 100 shares of Bar Harbor Bankshares stock at the current fair market price as of a date determined by the Board of Directors. These shares may be purchased through direct purchase or through the employee s 401(k) accounts.
At December 31, 1995, employees exercised their right topurchase 4,632 shares at $28.00 per share, with the actual purchase transpiring in January of 1996.
At December 31, 1995, employees exercised their right to purchase 3,770 shares at $16.40 per share, with the actual purchase transpiring in January of 1995.

12.  POST RETIREMENT BENEFITS
On January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 Employers Accounting of Postretirement Benefits Other Than Pensions. This statement requires accrual of the cost of providing postretirement benefits, including medical and life insurance coverage during the active service period of the employee.
The Company elected in 1993 to immediately recognize the accumulated postretirement benefit obligation of $1,628,000. The account change resulted in a one-time charge to the earnings of $1,058,200, net of taxes of $569,800, or $0.62 per share. The adoption of SFAS No. 106 resulted in a pretax charge to 1993 earnings of $166,200 ($0.10 per share) to reflect the annual expense for postretirement benefits on an accrual basis.
Net periodic postretirement benefit cost included the following components:

                                          1995        1994        1993
Service Costs of Benefits Earned          $ 17,326    $ 38,200    $ 38,200
Interest Cost on accumulated Post-
   Retirement Benefit Obligation           99,693      128,000     128,000
Amortization                              (48,198)           0           0
Net Periodic Postretirement
   Benefit Cost                           $68,821     $166,200    $166,200

It is the Company s policy to fund the cost of postretirement health care and life insurance plans as claims and premiums are paid.
PAGE

The accrued postretirement benefit cost recognized in the Company s balance sheet at December 31, 1995 and 1994 was as follows:

                                          1995               1994
Retirees                                  $   595,000        $   603,000
Fully Eligible Active Plan Participants       511,000            473,000
Other Active Participants                     231,000            198,000
Accumulated Postretirement Benefit
   Obligations (APBO)                       1,337,000          1,274,000
Unamortized gains                             531,000            579,000

Accrued Postretirement Benefit Cost       $ 1,868,000        $ 1,853,000

The accumulated postretirement benefit obligation was determined using an 8.0% weighted average discount rate and an assumed compensation increase of 6.0%. The health care cost trend rates were assumed to be 12% in 1995, gradually declining to 6% after 10 years and remaining at that level thereafter. An increase in the health care trend of 1% would increase the APBO by approximately $100,000 and the net period cost by $10,000.

13.  OTHER OPERATING EXPENSE
Other operating expense includes the following items greater than 1% of revenues:

                                     1995         1994         1993
Merchant Credit Card Expenses        $551,835     $ 541,874    $497,306
Financial Services                   $315,020     $110,241     $105,988

14.  FINANCIAL INSTRUMENTS
The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate or purchase loans and standby letters of credit, interest rate swap agreements and an interest rate floor. Involved in these instruments, to varying degrees, are elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of the involvement the Bank has in particular classes of financial instruments.
Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of





credit, is based on management s credit evaluation of the borrower.
The Bank s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for its balance sheet instruments. For interest rate floors and swap transactions, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of its interest rate swap agreements through credit approvals, limits, and monitoring procedures. The structure of the Bank has entered into is a fixed versus floating interest rate swap. The Bank receives interest payments at a fixed rate and makes payments at a variable rate.
The notional or contract amount for financial instruments with off-balance sheet risk are:

   <C
                                                  1995         1994
Commitments to Originate Loans                    $ 18,651,233 $ 18,444,115
Unused Lines and Standby Letters of Credit          23,819,468   17,664,988
Unadvanced Portions of Construction Loans            3,633,545    2,932,554
Interest Rate Swaps                                 10,000,000   15,000,000
Interest Rate Floor                                 10,000,000   10,000,000

INSERT
LOYALTY.
Members of the Bucklin family of Northeast Harbor have been customers of ours for generations. The relationship began with Horace Bucklin s personal account. Later we became the bank for the family construction business. We are now working with Hoddy s grandson, Chuck, who owns and runs C. E. Bucklin & Sons, Inc. Ours is a strong and enduring relationship held together by time, friendship and loyalty toward each other.
END OF INSERT

The estimated fair values of the Bank s financial instruments were as follows:

                                           December 31, 1995               December 31, 1994
                                           Carrying          Fair          Carrying           Fair
                                           Amount            Value         Amount             Value
FINANCIAL ASSETS:
Cash and Cash equivalents                  $ 12,559,797      $ 12,559,797  $ 9,714,713        $  9,714,713
Securities held to maturity                  82,209,062        83,180,706   85,080,071          81,560,278
Securities available for sale                19,885,555        19,885,555    6,238,887           6,238,887
Loans receivable                            197,717,834       207,840,000   182,101,971        190,024,000

FINANCIAL LIABILITIES:
Deposits                                    251,471,401       251,962,679   225,544,560        225,635,000
Borrowings                                   32,700,000        32,720,324    25,000,000         24,878,000
/TABLE>    <PAGE

OFF-BALANCE SHEET INSTRUMENTS:

                                                             December 31, 1995
                                           Notional          Contract      Maturity           Market
                                           Principal         Date          Date               Value
SWAPS                                      $ 5,000,000       May 4, 1993   May 4, 1998        $ (16,392)
                                             5,000,000       May 2, 1994   May 5, 1996            2,504

                                           $10,000,000                                        $ (13,888)
FLOOR                                      $10,000,000       Sept. 3, 1994 June 3, 1999       $ 124,417

                                                             December 31, 1994
SWAPS                                      $ 5,000,000       May 5, 1992   Feb. 5, 1995          ---
                                             5,000,000       May 4, 1993   May 4, 1998        $(414,874)
                                             5,000,000       May 2, 1994   May 5, 1996         (112,884)
                                           $15,000,000                                        $ (527,758)
FLOOR                                      $10,000,000       Sept.3, 1994  June 3, 1999       $    8,765

15.  PARENT ONLY CONDENSED FINANCIAL STATEMENTS
The condensed financial statements of Bar Harbor Bankshares as of December 31`, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 are presented below:

                                     BALANCE SHEETS
                                     December 31, 1995 and 1994
                                                 1995          1994
Cash                                             $   575,255   $   427,127
Investment in Subsidiary                          32,667,569    28,333,657
Total Assets                                     $33,242,824   $28,760,784

Stockholders  Equity                             $33,242,824   $28,760,784

                                   STATEMENTS OF EARNINGS
                      Years Ended December 31, 1995, 1994 and 1993
                                   1995          1994          1993
Dividend Income from Subsidiary    $1,560,000    $1,389,000    $1,227,000
Equity in Undistributed Earnings
   Of Subsidiary                    4,318,647     3,525,151     1,278,692
                                   $5,878,647    $4,914,151    $2,505,692

PAGE

                                   STATEMENTS OF CASH FLOWS
                      Years Ended December 31, 1995, 1994, and 1993
                                   1995          1994          1993

Cash Flows from Operating Activities:
Net Income                         $ 5,878,647   $ 4,914,151   $ 2,505,692
Adjustments to Reconcile Net
 Earnings to Net Cash Provided
 by Operating Activities:
Equity in Undistributed Earnings
   Of Subsidiary                    (4,318,647)   (3,525,151)   (1,278,692)
Net Cash Provided by Operating
   Activities                        1,560,000     1,389,000     1,227,000
Cash Flows from Financing
  Activities:
Proceeds from Sale of Stock             61,828        38,988        19,430
Dividends Paid                      (1,473,700)   (1,265,278)   (1,058,507)
Net Cash Used in Financing
   Activities                       (1,411,872)   (1,226,290)   (1,039,077)
Net Increase (Decrease) in Cash        148,128       162,710       187,923
Cash, Beginning of Year                427,127       264,417        76,494
Cash, End of Year                  $   575,255   $   427,127   $   264,417

INSERT
PHOTOGRAPH depicting granite foundation with pier on top.

PAGE





EMPLOYEES
Gale L. Abbott, Paul G. Ahern, Julie B. Archer, Lynn L. Archer, Beverly A.
Arsenault, June G. Atherton, Cheryl L. Bagley, Debra L. Baker, Michelle R.
Bannister, Wilbur L. Beam, Karen R. Bean, Rebecca J. Beatrice, Marcia T.
Bender, Lorraine M. Benn, Terry D. Bickford, Edwin A. Bonenfant, Charlene M.
Bucklin, Richard A. Burgess, Eleanor B. Butters, Betty L. Case, Karen M.
Chase, Stacey L. Clement, Brenda E. Colwell, Paula S. Colwell, Gregory J.
Corra, Catherine R. Cropley, Timothy J. Cropley, Sylvia B. Cunningham,
Patricia J. Curtis, Gregory W. Dalton, Laura H. Danielson, Charlene G.
Davis, Donna L. Day, Ann DeLill, Margaret A. DeLuca, Richard S. Douglas,
Cheryl L. Dow, Marilyn H. Dow, Kathleen S. Driscoll, Hollie A. Dunbar,
Dwight L. Eaton, Gary N. Eaton, Elizabeth J. Elkins, Rhonda L. Farnsworth,
Robin K. Foskett, Heidi G. Frost, Judith W. Fuller, Faye A. Geel, Mischelle
E. Gehan, John F. Gibbons, Jr., Anne C. Gibson, Sheldon F. Goldthwait, Jr.,
John B. Gooch, Keith N. Goodrich, Gwendolyn L. Grant, Beth A. Graves,
Marjorie E. Gray, Sharon A. Grindle, Annette J. Guertin, Carla A. Hall,
Kelton I. Hallett, Tracy L. Hallett, Marie E. Hardie, Christine L. Harding,
Barbara W. Harmon, Karen H. Hartt, Marlene S. Haskell, Elizabeth J. Haynes,
Robin L. Hennigan, Barbara F. Hepburn, Kathryn W. Heyner, Jeromette M.
Hicks, Margaret K. Hill, Brenda M. Hitchcock, Katherine R. Hollis, Patricia
A. Howard, E. Ray Huntley, Jane L. Iverson, Kelly M. Jordan, Maureen E.
Kane, Michelle Anne Kelley, Paula M. Lamoureux, Kenneth N. Larrabee, Sandra
J. Lawson, Melanie J. Lehr, Andrea G. Leonard, M. Joseph Marshall, Ann C.
McCafferty, Diane M. McFeat, Tristan J. McKinney, Mary Anne Merchant, Gloria
J. Merrill, Alison E. Miner, Debra S. Mitchell, Jennifer G. Mott, Donna C.
Murley, Bonnie J. Murphy, Dawn B. Nason, Judith L. Newenham, Mary E. Newman,
Brenda H. Norwood, Jane M. Parker, Lisa L. Parsons, Lewis H. Payne, Lori A.
Peakall-Cote, Wendyl J. Pedrone, Carol J. Pelletier, Bonita E. Poitras,
Bonnie A. Poland, Jane A. Ramsdell, Mary C. Ratner, Taffy W. Richardson,
Wanda S. Ring, Debra R. Sanner, Marsha C. Sawyer, Rhonda L. Sawyer, Laura A.
Schaefer, Jenene J. Schneider, Geddes W. Simpson, Jr., Marcia L. Slater,
Lisa L. Smith, Michael E. Smith, Andrea L. Snow, Stephen H. Sprague, Ellen
F. Stanley, Lottie B. Stevens, Wendy S. Stiles, Linda B. Stratton, Brenda G.
Strout, Karen M. Tainter, Rebecca K. Thompson, Charlene H. Tibbetts, Terry
E. Tracy, Wilma H. Turner, Mary Ann Upton, Frances E. Vane, Virginia M.
Vendrell, Nancy J. Warner, Dianne L. Watson, Thomas H. Watson, Cheri R.
Wentworth, Doris E. Williams, Tuesdi J. Woodworth, Felice D. Worcester,
Carolyn A. Wright, Edward P. Wynn, Loretta M. Ziobro

BAR HARBOR BANKSHARES
Chairman of the Board              Robert L. Gilfillan
President                          Sheldon F. Goldthwait, Jr.
Executive Vice President           Lewis H. Payne
Vice President                     Dwight L. Eaton
Treasurer                          Virginia M. Vendrell
Clerk                              Marsha C. Sawyer
PAGE





BAR HARBOR BANKING AND TRUST COMPANY
MANAGEMENT
President and Chief Executive Officer            Sheldon F. Goldthwait, Jr. *
Executive Vice President                         Lewis H. Payne *
Senior Vice President, Treasurer and
   Chief Financial Officer                       Virginia M. Vendrell *
Vice Presidents:
                                                 Gregory W. Dalton
                                                 Marlene S. Haskell *
                                                 Margaret K. Hill *
                                                 H. Stanley MacDonald
                                                 Marsha C. Sawyer *
                                                 Michael E. Smith
                                                 Stephen H. Sprague
                                                 Felice D. Worcester *
Assistant Vice President                         Andrea G. Leonard
Loan Officer                                     Carla A. Hall
Auditor                                          Kathleen S. Driscoll

TRUST DEPARTMENT
Senior vice President and Trust Officer          Dwight L. Eaton *
Vice President and Trust Investment Officer      Paul G. Ahern
Vice President and Trust Investment Officer      Edwin A. Bonenfant
Vice President and Trust Officer                 Richard S. Douglas
Vice President and Trust Marketing Officer       Anne C. Gibson
Vice President and Trust Officer                 Geddes W. Simpson, Jr.
Trust Officer                                    Faye A. Geel
Trust Operations Officer                         Charlene H. Tibbetts
Employee Benefits Administrator                  Brenda G. Strout
 * Executive Officers
PAGE





BRANCH MANAGEMENT

BAR HARBOR
Karen M. Chase                        Operations Manager
Timothy J. Cropley                    Technology Operations Manager
Tuesdi J. Woodworth                   Accounting Manager

BLUE HILL
Patricia J. Curtis                    Assistant Vice President
Sharon A. Grindle                     Assistant Manager

DEER ISLE
Linda B. Stratton                     Banking Officer

ELLSWORTH
E. Ray Huntley                        Regional Vice president
Michelle R. Bannister                 Banking Officer

LUBEC
Betty L. Case                         Manager

MACHIAS
Richard A. Burgess                    Vice President
Jane A. Ramsdell                      Manager

MILBRIDGE
Jenene J. Schneider                   Banking Officer
Paula S. Colwell                      Assistant Manager

NORTHEAST HARBOR
Charlene M. Bucklin                   Manager

SOUTHWEST HARBOR
John F. Gibbons, Jr.                  Manager
Dianne L. Watson                      Assistant Manager

WINTER HARBOR
Judith L. Newenham                    Manager

INSERT
PHOTOGRAPH OF EXECUTIVE OFFICERS
Caption reads: Executive Officers: (l. To r.) Marsha C. Sawyer, Marlene S.
Haskell, Sheldon F. Goldthwait, Jr., Virginia M. Vendrell, Dwight L. Eaton,
Felice D. Worcester, Lewis H. Payne, Margaret K. Hill
PAGE





INSERT
PHOTOGRAPH OF BOARD OF DIRECTORS
Caption reads: (Back row, l. To r.) Sheldon F. Goldthwait, Jr., John P.
McCurdy, Jarvis W. Newman, Abner L. Sargent, Peter Dodge, Thomas A. Colwell,
Robert H. Avery, Robert M. Phillips, Dwight L. Eaton and John P. Reeves.
(Front row, l. To r.) Robert L. Gilfillan, Ruth S. Foster, Frederick F.
Brown, Lawrence L. Dorr, Lynda Z. Tyson, James C. MacLeod and Bernard K.
Cough

BAR HARBOR BANKING AND TRUST COMPANY
BOARD OF DIRECTORS
Robert L. Gilfillan --Chairman of the Board       Bar Harbor
Robert H. Avery                                   Bar Harbor
Frederick F. Brown                                Northeast Harbor
Thomas A. Colwell                                 Deer Isle
Bernard K. Cough                                  Bar Harbor
Peter Dodge                                       Blue Hill
Lawrence L. Dorr                                  Machias
Dwight L. Eaton                                   Bar Harbor
Ruth S. Foster                                    Ellsworth
Sheldon F. Goldthwait, Jr.                        Bar Harbor
James C. MacLeod                                  Bar Harbor
John P. McCurdy                                   Lubec
Jarvis W. Newman                                  Southwest Harbor
Robert M. Phillips                                Milbridge
John P. Reeves                                    Bar Harbor
Abner L. Sargent                                  Ellsworth
Lynda Z. Tyson                                    Bar Harbor
PAGE





MISSION STATEMENT
Bar Harbor Banking and Trust Company is an independent, publicly owned, community Bank pledged to providing innovative, quality financial services to the people and businesses of eastern Maine.
We take pride in our commitment to deliver our services person-to-person, in a professional and efficient manner while producing the maximum benefit for our customers, employees and shareholders.
We are dedicated to providing a quality environment in which employees are challenged to uphold our pledge to excellence.
We demonstrate our responsibility as a good corporate citizen through our support of the communities and people we serve.





ANNUAL MEETING
Bar Harbor Bankshares
Tuesday, October 1, 1996, 11:00 a.m.

The Bank will provide, without charge, upon written request, a copy of Bar
Harbor Bankshares  Annual Report to the Securities and Exchange Commission,
Form 10-K. The Bank will also provide, upon request, Annual Disclosure
Statements for The Bar Harbor Banking and Trust Company as of December 31,
1995.

Please contact:

Marsha C. Sawyer, Clerk
Bar Harbor Bankshares
P O Box 400
Bar Harbor, ME 04609-0400
PAGE
