Form 10-K, Exhibit 13
period 2001-12-31
BAR HARBOR BANKSHARES
filed 2002-03-28
CIK 743367

EXHIBIT 13

BAR HARBOR BANKSHARES

(GRAPHIC)

2001 Annual Report

DEAR FELLOW SHAREHOLDERS,

Working Together is more than the theme of our 2001 Annual Report; it’s our way of building relationships, building businesses, and acting as a great corporate neighbor. The board, the management, and every employee of Bar Harbor Bankshares are committed to working together to sustain our position as the premier independent community financial service provider in our market. We will continue to be a concerned and active leader in the communities we serve and dedicated to our customers, employees and shareholders. When Bar Harbor Banking and Trust Company was established

(GRAPHIC)

over 114 years ago, the founders adopted a simple business philosophy that is as true today as it was then: "By serving its customers needs well, the Bank’s needs will be served." By adhering to the core values outlined in our mission statement, we will always strive to provide the best way to manage your money and help all associated with us achieve their financial dreams.

Though Bar Harbor Bankshares faced several new challenges during 2001, we believe that we met those challenges and are well positioned for future growth in the years ahead. While Bar Harbor Banking and Trust Company remains the core of our earnings base, we will continue to develop BTI Financial Group and the full suite of investment services they offer. The nation’s current economic climate, as well as the events of September 11th, has made BTI’s mission more difficult. We have the utmost confidence in BTI’s dedication to accomplishing their long-term goals.

The technology upgrade executed in 2000 provides a stable and flexible foundation that enables us to meet the everyday needs of our customers. An excellent example of this is our upgraded Internet banking service, On-Line Direct. The growth of our on-line banking product has been well received by our customers and is performing better than the national average in just about every area.

We have strengthened our credit administration process and have tightened our credit standards, which has resulted in a solid loan portfolio. We have increased our loans to our many good customers while substantially decreasing our past-due and underperforming loans. This strong business base coupled with the best commercial and consumer lending teams in the market area bodes well for future growth and success.

Our goals for 2002 are to continue our sound business growth, to continue to be a leader in the support of our communities, to remain the employer of choice, and to have a profitable year that meets our shareholders’ expectations. We must balance the needs of shareholders, customers, employees and communities in a way that allows us to make a solid return for our shareholders while preserving the common good of those whom we serve. We thank all of our loyal customers and dedicated employees for their efforts in making Bar Harbor Bankshares the success it is today and we look forward, with great anticipation, to working together to build a prosperous future.

Joseph M. Murphy                              John P. Reeves
President &                                     Chairman of the Board
Chief Executive Officer                     Bar Harbor Bankshares
Bar Harbor Bankshares

/s/Joseph M. Murphy                     /s/John P. Reeves

communities

BRIAN DYER
Executive Vice President
Dirigo Investments, Inc.
"My favorite part of the job is getting to know our clients and then helping them manage their resources to suit their individual goals."

(GRAPHIC)

MICHELLE MORRISON
Teller
Bar Harbor Banking and Trust Company
"I enjoy working at the bank and meeting new people. Every day I learn something new about the needs of our customers and the best way to match them with our products and services."

shareholders

Working
      Together

KATY BRYER
Trust Operations
Bar Harbor Trust Services
"My co-workers are a joy to work with. They’re professional, accurate, and dedicated to serving the needs of the client."

 (GRAPHIC)

COOPER F. FRIEND
Director
Bar Harbor Bankshares
"We have a wide range of shareholders, and we have to represent them all. We are an active board that works hard to carry out the best interests of those who have invested in Bar Harbor Bankshares."

customers

(END COVER SECTION)

employees

SONJA VANCE
Human Resources Assistant
Bar Harbor Banking and Trust Company
"Our employees are committed to helping the communities we serve. We have an active volunteer program and it’s growing all the time."

(GRAPHIC)

TABLE OF CONTENTS

2	Bar Harbor Banking and Trust Company Year in Review	11	Consolidated Statements of Income

6	BTI Financial Group Year in Review	12	Financial Overview

8	Directors and Executive Officers	14	Report of Independent Accountants

9	Five-Year Selected Financial Data	15	Management List

10	Consolidated Balance Sheets	16	Employee List

		ibc	Corporate Information

MISSION STATEMENT Every member of the Bar Harbor Bankshares family is committed to helping our customers, communities, employees, and shareholders achieve their financial goals and dreams.

(END PAGE ONE)

BAR HARBOR BANKING AND TRUST COMPANY YEAR IN REVIEW

Since the founding of Bar Harbor Banking and Trust Company more than 114 years ago, our unwavering mission has been to sustain our role as the most competent, responsive and friendly place to conduct banking business. Our growth and longevity has confirmed our success. We enter 2002 as the dominant financial institution in Down East Maine. Within our organization, we are dedicated to maintaining a positive and entrepreneurial culture that empowers our employees to deliver the highest possible quality of service to our customers.

During 2001, we built upon these broad guidelines and developed Vision 2006, a forward-looking plan that will guide us as we build the BHBT of the future. This plan outlines a number of strategic initiatives that involve all of our lines of business and all of our support capabilities. Driving these initiatives are these essential principles:

  BHBT will be the premier, independent community financial service provider in our market, providing a high level of value to our customers, communities, employees and shareholders.
  BHBT will dominate its markets with top quality banking and wealth management services by continuously improving the quality and delivery of financial products, services and solutions.
  BHBT will earn a reputation as "beyond best" because we will not rest until our customer service standards are legendary.
  BHBT will earn the distinction as the employer of choice in our region. We recognize the strategic connection between motivated, engaged employees and delighted customers and are committed to investing in our employees so that they can fulfill their professional potential.
  BHBT managers will demonstrate an entrepreneurial spirit, performing as business owners for their areas of responsibility.
  BHBT will consistently achieve financial operating results in the 75th percentile of our peers. This performance will ensure a strong return to our shareholders.

Vision 2006 can only be achieved-and sustained-by "Working Together" as an integrated team, fully engaged, fully motivated and fully committed to fulfilling the financial dreams of our customers, employees and shareholders.

During 2001, several business initiatives showed strong trends and demonstrated BHBT's leadership in the markets we serve:

  Residential mortgages and home equity loans were up $27.3 million or 19% from 2000.
  Deposits grew 4.9% to $292 million with the mix improving as balances declined in time deposits while growing in demand, savings and money market deposits.
  Investors Choice, our premier money market account, grew by 63% as depositors and investors recognized the versatility and high return inherent in this product.
  We upgraded our Internet banking service, On-Line Direct, providing its subscribers with increased efficiency and simplicity of use.
  We reduced our nonperforming and past-due loans to record low levels, better positioning ourselves to serve our customers in 2002 and beyond.

A hallmark of BHBT has been our commitment to support the communities we serve. We recognize that our financial success is linked to a healthy, vibrant and productive market. As a bank and as a member of the

(END PAGE 2)

greater community we are prepared to play an active and supportive role. In 2001, we contributed $120,000 to local charitable and not-for-profit organizations. Employees from every corner of our market and every branch office contributed thousands of volunteer hours to such projects as benefit concerts and golf tournaments, the Acadia National Park roadside cleanup, the Habitat for Humanity benefit cruise, the National Teach Children to Save Day and Big Brothers Big Sisters programs.

Looking ahead to 2002, we see a year of growth, transition and evolution; but most of all-opportunities. Working Together with energy and resolve, we are absolutely confident that we can capitalize upon those opportunities. Going forward, we will look to the concepts imbedded in Vision 2006 to inspire our actions. We take nothing for granted. Our continued growth and success must be earned-every day. Our customers, employees, shareholders and communities deserve, and will get, our very best efforts to help them achieve their financial goals and dreams.

(GRAPHIC)

(END PAGE 3)

BAR HARBOR BANKSHARES

Bar Harbor Bankshares held a Grand Opening celebration for the BTI Financial Group’s new location on May 12, 2001. On hand were community leaders, local dignitaries, business neighbors and employees. (Pictures 1, 9, 11)

(GRAPHIC)

A bright new sign and a conference room that’s available to local civic and not-for-profit organizations are just two of the improvements made to the Bar Harbor Bankshares’ financial services campus located at 135 High Street in Ellsworth, Maine. (Pictures 7, 8)

(END PAGE 4)

YEAR IN REVIEW

Employees, Directors and family members participated in the Bar Harbor Fourth of July parade. From construction of the float, to entertaining the crowd, Bar Harbor Bankshares made it a great day for all involved. (Pictures 2,3,4,5)

Dean Read, BHBT President & CEO (second from right), and Christopher Young, Marketing Director (second from left), present checks to Rick Sprague of MDI Workshop (far left) and Michael Reisman of Island Connections (far right) representing the proceeds of the bank’s annual David R. Harding Memorial Golf Tournament. (Picture 6)

(GRAPHIC)

Bar Harbor Bankshares employees were treated to a boat ride by Sheldon F. Goldthwait, Jr., after a company picnic. (Picture 10)

After 27 years of service, H. Stanley MacDonald retired from Bar Harbor Banking and Trust Company. Pictured here are Stan and his wife, Binnie, at a special reception held in his honor. (Picture 12)

(END PAGE 5)

BTI FINANCIAL GROUP YEAR IN REVIEW
When Bar Harbor Bankshares founded BTI in 2000, we signaled our resolve to develop and deliver the most diversified and highest quality investment services in our market. Under one roof, BTI brings together such complementary services as discretionary asset management, securities and insurance brokerage and trust, all delivered under a comprehensive financial planning approach tailored to the individual needs of each customer.

In May 2001, BTI Financial Group opened its new 22,000-square-foot headquarters located in Ellsworth, Maine. The state-of-the-art facility demonstrates Bar Harbor Bankshares' commitment to BTI and our commitment to meeting the financial needs of our customers in central and eastern Maine. The May 12th dedication of the new facility was chosen to coincide with the final enactment of the Financial Modernization Act of 1999 (Gramm-Leach-Bliley). This new federal legislation allows financial services companies like Bar Harbor Bankshares to integrate their offerings of financial products and services and more effectively address customer needs. BTI has taken advantage of this opportunity and has positioned itself ahead of the competition-where it intends to stay.

BTI launched an extensive newspaper, radio and television campaign to build awareness for its new brands: Bar Harbor Trust Services, Block Capital Management and Dirigo Investments, Inc. As these campaigns have built momentum, BTI Financial Group has gained "must see" status in the minds of the investing public in our market.

While our investment in infrastructure and qualified professionals has resulted in a strong business platform, the continued stresses in the United States economy have been a difficult challenge. The decline of technology stocks that began in 2000 has continued through the 3rd quarter of 2001 and downward trends in other market segments have contributed to a period of significant investment uncertainty. As a result, in 2001, the three BTI companies have had to navigate our clients through the second worst bear economy in U.S. financial history. With a broad range of asset values in decline and many potential investors remaining on the sidelines, BTI was not able to achieve its overall revenue growth objectives.

While the negative economy was a dominant factor in 2001, BTI is pleased to report these positive developments:

  The March 2002 appointments of Joseph M. Pratt as President of Bar Harbor Trust Services and Brett S. Miller, CFA, as President of Block Capital Management.
  The expansion of Dirigo Investments, Inc. in Bangor under a local brokerage team led by Jeffrey H. Waring. All three BTI companies have opened contiguous offices at One Cumberland Place and we are poised to take advantage of the opportunities in this important growth market.
  Block Capital Management and Bar Harbor Trust Services have installed powerful new software tools to expedite customer inquiries.
  BTI is participating in a corporate-wide Sales and Service development program designed to integrate the delivery of BTI's and BHBT's combined product offerings to acquire increased market share from Bankshares' customer base. This strategy is a key growth driver for BTI and will hinge upon seamless communication among all our business units as well as a strong sense of common purpose.

(END PAGE 6)

YEAR IN REVIEW
For BTI Financial Group, 2001 was a year of many challenges, which tested our assumptions but not our resolve. We have built a solid business platform and distribution channel. We have assembled a team of sales and service professionals who have demonstrated the capacity to build the business. We believe we are positioned better than ever to emerge as the dominant financial services provider in central and eastern Maine. We look forward to 2002 as the year in which we demonstrate unambiguous progress and profitable growth.

BTI FINANCIAL GROUP BOARD OF DIRECTORS

(GRAPHIC)

(END PAGE 7)

DIRECTORS AND EXECUTIVE OFFICERS

BAR HARBOR BANKSHARES BOARD OF DIRECTORS

(GRAPHIC)

BAR HARBOR BANKSHARES OFFICERS

(GRAPHIC)

BAR HARBOR BANKING AND TRUST COMPANY EXECUTIVE OFFICERS

(GRAPHIC)

BTI FINANCIAL GROUP EXECUTIVE OFFICERS

(GRAPHIC)

(END PAGE 8)

FIVE-YEAR SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	2001	2000	1999	1998	1997

BALANCE SHEET TOTALS
Total assets	$487,203	$466,225	$456,809	$392,047	$342,726
Total loans	297,970	271,381	261,189	229,435	217,139
Total deposits	291,833	278,076	281,708	266,448	251,903
Total equity	52,538	50,507	49,145	46,861	42,462
Average assets	468,249	471,572	428,555	363,657	344,554
Average equity	53,409	49,550	48,131	44,172	39,472

STATEMENT OF INCOME TOTALS
Interest and dividend income	$ 33,892	$ 35,333	$ 31,952	$ 29,211	$ 28,518
Interest expense	15,751	17,616	13,802	11,973	11,710
Net interest income	18,141	17,717	18,150	17,238	16,808
Provision for loan losses	2,000	952	474	336	620
Net interest income after
provision for loan losses	16,141	16,765	17,676	16,902	16,188
Non-interest income (including net security gains (losses))	7,520	7,066	5,854	5,688	5,001
Non-interest expense	18,489	16,615	14,298	12,865	11,801
Applicable income taxes	1,661	2,419	3,007	3,118	2,966
Net income	$ 3,511	$ 4,797	$ 6,225	$ 6,607	$ 6,422

EARNINGS PER SHARE DATA (Restated for two-for-one stock dividends declared in 1998)
Basic	$ 1.07	$ 1.43	$ 1.81	$ 1.92	$ 1.87
Diluted	$ 1.06	$ 1.43	$ 1.81	$ 1.92	$ 1.87
Dividends	$ 0.76	$ 0.76	$ 0.72	$ 0.67	$ 0.60
Weighted average number of common shares outstanding
Basic	3,279,043	3,360,770	3,441,080	3,443,387	3,440,104
Effect of dilutive employer stock options	32,118	--	--	--	--
Diluted	3,311,161	3,360,770	3,441,080	3,443,387	3,440,104
Dividend payout ratio	71%	53%	40%	35%	32%

Return on total average assets	0.75%	1.02%	1.45%	1.82%	1.86%
Return on total average equity	6.57%	9.68%	12.93%	14.96%	16.27%
Average equity/average assets	11.41%	10.51%	11.23%	12.14%	11.46%
Efficiency ratio	72.05%	67.04%	60.76%	56.95%	55.69%

(Total Assets Graph)                    (Total Loans Graph)                              (Total Deposits Graph)

(END PAGE 9)

CONSOLIDATED BALANCE SEETS

Bar Harbor Bankshares And Subsidiaries
December 31, 2001, And 2000
(Dollars in thousands)	2001	2000
ASSETS
Cash and due from banks	$ 17,355	$ 10,580
Securities:
Available for sale, at market	106,743	37,844
Held to maturity (market value $24,694 and $116,245
at December 31, 2001 and 2000, respectively)	26,866	116,306
Other securities	8,464	314
Total securities	142,073	154,464
Loans	297,970	271,381
Allowance for possible loan losses	(4,169)	(4,236)
Loans, net of allowance	293,801	267,145
Premises and equipment	12,954	11,996
Other assets	21,020	22,040

Total assets	$487,203	$466,225

LIABILITIES
Deposits
Demand deposits	$ 46,112	$ 42,527
NOW accounts	45,685	41,039
Savings deposits	91,140	73,776
Time deposits	108,896	120,734
Total deposits	291,833	278,076
Securities sold under repurchase agreements	15,159	12,166
Borrowings from Federal Home Loan Bank	120,900	119,152
Other liabilities	6,773	6,324

Total liabilities	434,665	415,718

SHAREHOLDERS' EQUITY
Capital stock, par value $2; authorized 10,000,000 shares;
issued 3,643,614 shares in 2001 and 2000, respectively	7,287	7,287
Surplus	4,002	4,002
Retained earnings	43,875	42,854
Accumulated other comprehensive income (loss)
Net unrealized appreciation (depreciation) on securities
available for sale, net of tax	1,707	(76)
Less: cost of 386,314 shares and 337,500 shares
of treasury stock at December 31, 2001 and 2000,
respectively	(4,333)	(3,560)

Total shareholders' equity	52,538	50,507

Total liabilities and shareholders' equity	$487,203	$466,225

Refer to the Bar Harbor Bankshares Annual Report on Form 10-K for a complete set of financial statements

(END PAGE 10)

CONSOLIDATED STATEMENTS OF INCOME

Bar Harbor Bankshares And Subsidiaries
Years Ended December 31, 2001, 2000 And 1999

(Dollars in thousands, except per share data)	2001	2000	1999
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$24,308	$23,939	$21,777
Interest and dividends on securities and federal funds	9,584	11,394	10,175

Total interest and dividend income	33,892	35,333	31,952

INTEREST EXPENSE
Deposits	8,298	9,008	8,289
Short-term borrowings	512	550	830
Long-term borrowings	6,941	8,058	4,683

Total interest expense	15,751	17,616	13,802

Net interest income	18,141	17,717	18,150
Provision for possible loan losses	2,000	952	474

Net interest income after provision for possible loan losses	16,141	16,765	17,676

NON-INTEREST INCOME
Trust and other financial services	3,407	3,200	2,707
Service charges on deposit accounts	1,864	1,364	814
Other service charges, commissions and fees	438	1,035	812
Credit card service charges and fees	1,528	1,426	1,381
Other operating income	283	41	132
Net securities gains	--	--	8

Total non-interest income	7,520	7,066	5,854

NON-INTEREST EXPENSES
Salaries and employee benefits	8,534	7,937	6,834
Occupancy expense	1,100	865	683
Furniture and equipment expense	1,510	1,680	1,301
Other operating expense	7,345	6,133	5,480

Total non-interest expenses	18,489	16,615	14,298

Income before income taxes	5,172	7,216	9,232
Income taxes	1,661	2,419	3,007

Net income	$ 3,511	$ 4,797	$ 6,225

EARNINGS PER SHARE DATA
Basic	$1.07	$1.43	$1.81
Diluted	$1.06	$1.43	$1.81

Weighted average number of capital stock shares outstanding
Basic	3,279,043	3,360,770	3,441,080
Effect of dilutive employee stock options	32,118	--	--
Diluted	3,311,161	3,360,770	3,441,080

Refer to the Bar Harbor Bankshares Annual Report on Form 10-K for a complete set of financial statements.

(END PAGE 11)

FINANCIAL OVERVIEW

INCOME STATEMENT
Net Income
Net income for Bar Harbor Bankshares for the year 2001 was $3.5 million, representing $1.06 diluted earnings per share of common stock. This compares with $4.8 million, or $1.43 diluted earnings per share in 2000. There were two principal causes underlying the decline in earnings.

In 2001 the bank expensed a provision for possible loan losses totaling $2.0 million, representing an increase of $1.05 million, or $693 thousand after taxes, compared with 2000. The increase in the provision was primarily attributed to one large credit that was charged off in the second quarter, together with the ongoing maintenance of the allowance for possible loan losses at a level that, in management's judgment, is adequate to cover the amount of risk inherent in the loan portfolio and provide for probable losses.

BTI Financial Group recorded a net loss of $1.02 million for 2001, representing an increase in loss of $626 thousand compared with 2000. Included in BTl's 2001 net loss is an after tax restructuring charge of $408 thousand recorded in the fourth quarter, primarily as a result of management changes. The earnings performance at BTI was also impacted by continued startup expenses and declining stock and bond markets.

(NET INTEREST INCOME GRAPH)

Net Interest Income
Net interest income before the provision for possible loan losses amounted to $18.1 million, representing a modest increase of $424 thousand, or 2.4%, over that recorded in 2000. The marked decrease in interest rates in 2001 contributed to an annual decrease in interest income of $1.44 million while funding costs decreased $1.87 million. These dynamics were a driving factor underlying the improvement in the Company's net interest margin from 4.02% in 2000 to 4.15% in 2001.

Non-Interest Income
Non-interest income for the year ended December 31, 2001 amounted to $7.52 million compared with $7.07 million earned in the prior year, representing an increase of $454 thousand, or 6.4%. The improvement in non-interest income is principally attributed to fee enhancements implemented by the Bank in late 2000, management of customer charges, and increased revenue from BTI Financial Group.

(NON-INTEREST INCOME GRAPH)

(END PAGE 12)

Non-Interest Expense
Excluding the one-time restructuring charge at BTI Financial Group, non-interest expense for the year amounted to $17.87 million representing an increase of $1.25 million over 2000, or 7.6%. This increase was principally attributed to staff additions in customer service, operational and credit administration areas, and continued expansion of the BTI network.

BALANCE SHEET
Loans
Loan growth continued in 2001 and total loans ended the year at $298 million, representing a $26.6 million increase over 2000, or 9.8%. The growth in total loans was almost entirely attributable to consumer real estate and home equity loans, with these categories posting an increase of $27.3 million or 19.0%. Commercial loans grew by $2.1 million, or 1.9%, while all other loan categories declined $2.8 million.

Investment Securities
At December 31,2001 total investment securities stood at $142 million, representing a decrease of $12.4 million compared with the prior year-end. The average 2001 balance declined $16.0 million from the prior year, or 9.5%. The 2001 interest rate environment prompted accelerated pay-downs on mortgage-backed securities and the exercise of callable features on other securities, and this runoff was not immediately replaced. The overall yield on the portfolio in 2001 was 6.25% compared with 6.73% in 2000. The decrease in the securities portfolio, combined with the declining interest rate environment, account for a $1.8 million decrease in 2001 interest and dividend income from investment securities compared with the prior year.

Deposits
The Company's deposit base continued to grow in 2001, ending the year at $292 million. This represents an increase of $13.8 million, or 4.9%, compared with the prior year. Declining interest rates in 2001 precipitated a moderate shift in balances from time deposits to money market deposits, which are classified on the balance sheet with savings deposits.

Borrowings
Borrowings consist of advances from the Federal Home Loan Bank. These advances are principally utilized to support the Bank's investment portfolio and, to a lesser extent, provide a means to help manage balance sheet interest rate risk. At December 31,2001 borrowings stood at $121 million as compared with $119 million in 2000, an increase of 1.5%.

Shareholders' Equity
During 2001, the Company's capital grew 4% to $52.5 million, after the payment of $2.49 million in stockholder dividends and stock repurchases of $773 thousand. Total 2001 dividends per share were $0.76, the same amount paid in the prior year. The Company continues to exceed regulatory guidelines for "well capitalized" institutions. At December 31,2001, tier I leverage, tier I risk based and total risk based capital ratios stood at 10.3%, 15.6% and 16.9% respectively.

(TOTAL EQUITY GRAPH)

(END PAGE 13)

REPORT OF INDEPENDENT ACCOUNTANTS

(BERRY, DUNN, MCNEIL & PARKER LETTERHEAD)

To the Board of Directors of Bar Harbor Bankshares,

We have audited, in accordance with U.S. generally accepted auditing standards, the consolidated balance sheets of Bar Harbor Bankshares and its subsidiaries as of December 31,2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and of cash flows for each of the three years then ended (not presented herein); and in our report dated February 22, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/Berry, Dunn, McNeil & Parker

Berry, Dunn, McNeil & Parker
Portland, Maine
February 22, 2002

100 Middle Street
PO Box 1100
Portland, ME 04104-1100
207-775-2387 Fax 207-774-2375
WWW.BDMP.COM

(END PAGE 14)

MANAGEMENT LIST (as of March 2002)

(CHART OF TITLES AND NAMES)

(END PAGE 15)

EMPLOYEE LIST (as of March 2002)

(CHART OF NAMES)

(END PAGE 16)

CORPORATE INFORMATION

FINANCIAL INFORMATION
Shareholders, analysts and other investors seeking financial information about Bar Harbor Bankshares should contact Gerald Shencavitz, Chief Financial Officer and Treasurer, at (207) 288-3314.

SHAREHOLDER ASSISTANCE
Questions concerning your shareholder account, including change of address forms, records or information about lost certificates or dividend checks, should be directed to our transfer agent:

     American Stock Transfer & Trust Company
     6201 15th Avenue, 3rd Floor
     Brooklyn, NY 11219
     1-800-937-5449
     www.amstock.com

INTERNET
Bar Harbor Banking and Trust Company information, as well as Bar Harbor Bankshares’ Form 10-K, is available on the worldwide web at: www.bhbt.com; BTI Financial Group information is available on the worldwide web at: www.btifinancial.com. Dirigo Investments, Inc. information is available on the worldwide web at: www.dirigoinvest.com.

ANNUAL MEETING
The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday, May 7, 2002, at the Atlantic Oakes Conference Center, Eden Street, Bar Harbor, Maine.

PRINTED FINANCIAL INFORMATION
We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares’ Annual Report to the Securities and Exchange Commission, Form 10-K. The Bank will also provide, upon request, Annual Disclosure Statements for the Bar Harbor Banking and Trust Company as of December 31, 2001. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at (207) 288-3314.

STOCK EXCHANGE LISTING
Bar Harbor Bankshares common stock is traded on the American Stock Exchange (www.amex.com), the nation’s second largest floor-based exchange, under the symbol BHB. Our newspaper listing is: BarHarb.

MAILING ADDRESS
If you need to contact our home office, write:

     Bar Harbor Bankshares
     P.O. Box 400
     82 Main Street
     Bar Harbor, Maine 04609
     (207) 288-3314

Information contained in this report, including statements with respect to future financial results and market trends, include forward-looking statements which are subject to risks and uncertainties for which Bar Harbor Bankshares claims the protection of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. The Company’s future financial results are contingent on a number of factors, including general economic conditions, the ability to successfully implement the "Vision 2006" strategic growth plan, the ability of BTI Financial Group to develop a broader based financial services business and to achieve increased operating efficiencies, the success of BTI in implementing new internal business processes and programs, the success of existing and new sales and marketing initiatives, interest rate fluctuation and competition from other lenders and financial service providers, including non-traditional and Internet-based providers. More information concerning Bar Harbor Bankshares can be derived from its periodic reports filed with the Securities and Exchange Commission.

(END ibc)

(END ANNUAL REPORT)