Form 10-K, Exhibit 13
period 2004-12-31
BAR HARBOR BANKSHARES
filed 2005-03-17
CIK 743367

Exhibit 13

2004 ANNUAL REPORT
Bar Harbor Bankshares

Seeing Beyond The Horizon

CONTENTS

2	Introduction of New Brand Image

When mountains and sea meet, it is quite a remarkable geographic feature: the immutable mountains and the ever-changing sea. We see our financial institution as a product of this landscape: solid as granite yet aware of the changes in the marketplace and in the daily lives of our customers. To better convey this in a world cluttered with communication, we have streamlined the Bank’s name from Bar Harbor Banking and Trust Company to Bar Harbor Bank & Trust.

(New Bar Harbor Bank & Trust Logo)

Pictorially with our new logo, we display our connection to the mountains and to the sea, and to the stalwart people who live and work in the coastal communities we serve. We think our founders, ever with an eye to the horizon, would agree with our choice of a symbol.

Terrell S. Lester, a self-taught landscape photographer, came to Maine in 1987, visited Deer Isle, and has lived there ever since. In the introduction to his book, Maine, The Seasons, Lester says he was lured to Maine "to experience its power and beauty, to capture its spirit as it had captured mine." We selected these photographs because of their painterly quality and the way they indeed capture the sense of place and beauty of the seasons here in Maine.

4	Bar Harbor Bankshares 2004 Letter to Shareholders

5	Leadership and Governance

6	Community Support

8	Reaching New Horizons: Four Stories

10	Five-Year Selected Financial Data

11	Report of Independent Registered Public Accounting Firm

12	Consolidated Balance Sheets

13	Consolidated Statements of Income

14	Financial Overview

17	Management List

18	Board of Directors List and Corporate Information

Back Cover Office Locations

(T. Lester’s Schoodic Point Photo)

LETTER TO SHAREHOLDERS

(Graphic Joseph Murphy & Thomas Colwell)

2004 Performance Highlights

Net Income amounted to $5.7 million, an increase of
10% compared with 2003.

Total Assets ended the year at $667 million,
an increase of $83 million or 14% compared
with 2003.

Total Commercial Loans grew $36 million, an
increase of 28% compared with 2003.

Total Consumer Loans, principally Consumer
Real Estate Loans, grew $30 million, an increase
of 12% compared with 2003.

Credit Quality remained strong, with Total
Non-Performing Loans representing 0.16% of
Total Loans at year-end.

Total Deposits grew $59 million, an increase
of 17% compared with 2003.

Dear Fellow Shareholders,

We are pleased to present our Annual Report for 2004.

In February, Bar Harbor Bank & Trust completed the acquisition of an existing bank branch office in Rockland, Knox County, Maine. When we entered this market, we believed our long experience serving the businesses typical of coastal Maine would serve us well. After only ten months, we have been very pleased with the pace and quality of our loan growth in this market and have developed excellent new relationships.

Commercial business development, in general, has been a big story for our

Company in 2004. We attribute this success directly to the breadth and depth of our commercial lending and credit administration teams. Throughout our markets, they have earned significant new business and expanded existing relationships through their understanding of their customers’ needs, through creative design of lending solutions and by simple hustle and responsiveness.

After a long period of declining net interest margins, we began in the second half of the year to see small but steady improvements in our net interest margin in response to several short-term rate adjustments by the Federal Reserve. Longer rates remained relatively flat and continued to stimulate residential lending throughout the year at a strong pace. While refinancings continued, purchase transactions dominated the year and allowed for greater new asset growth in return for our efforts.

In June, we launched our new corporate identity with updated logos, signage, marketing materials and an extensive media campaign to increase our market awareness. While we think our new look is fresh and appealing, we believe our brand promise, which our employees have embraced, is the key to our continuing growth and success. Our message to our customers is not a statement about us, but a question to them: "What’s on your horizon?…And, how can we help?"

This year, we are happy to report strong growth and increased profitability. As our core business is community banking, we know you will appreciate the thousands of individual and business relationships that contribute to our results. Behind every banking relationship, there is a story. In this report, we bring you a few of those stories about real people, our customers, who have seen opportunities beyond the horizon and asked us to help them turn those opportunities into realities.

We owe all our success to the talent, drive and caring attitude of the Bar Harbor Bankshares team members and to the loyalty and goodwill of our customers.

We hope that you, our shareholders, are pleased with our progress as we strive to be the best performing bank in our market. Thank you for the confidence you have shown in us.

/s/ Joseph M. Murphy                                          /s/ Thomas A. Colwell

Joseph M. Murphy                                                Thomas A. Colwell
President & Chief Executive Officer                    Chairman

 LEADERSHIP AND GOVERNANCE

At its Annual Meeting in May, the Board of Directors elected Thomas A. Colwell to the position of Chairman, succeeding John P. Reeves, who retired after forty years of distinguished service. A native of Deer Isle, Tom has served as a Board member since 1991 and had been Chairman of the Audit Committee since 1999. Tom is a prominent member of the lobster fishing industry and brings to the Board many years of experience in the important maritime sector of the Company’s business.

Also in May, the Board welcomed Kenneth E. Smith as a new Director. Ken is a Bar Harbor native and is an active member of the hospitality and tourism industry, which constitutes the largest single industry in the Company’s markets. Ken has been very active in local government and has served twenty years on the Bar Harbor Town Council, nine of these as Chairman.

In August, Daniel A. Hurley, III joined the Company as Senior Vice President of Bar Harbor Bank & Trust and President of Bar Harbor Trust Services. Dan comes to us with over thirty years of leadership experience in trust administration and previously had been the principal trust officer for several Connecticut banks. He has also held a number of volunteer leadership positions in not-for-profit organizations, such as hospitals, libraries and community service agencies. Dan will lead the Company’s efforts in trust and financial services.

In 2004, due to the size of its market capitalization, Bar Harbor Bankshares became subject to new corporate governance regulations that impose rigorous financial control, testing and certification standards on both the Company and its independent auditors, KPMG LLP. The Company, like all organizations impacted by these new regulations, has incurred significant new compliance costs, which are expected to be permanent. While regretting the added expense, we hope to use the information these compliance efforts provide to improve efficiencies throughout the Company.

(Board of Directors Photo)

For more information regarding the directors, please refer to the 2004 Proxy Statment

Board of Directors

Back Row: Dwight L. Eaton Brooksville, Constance C. Shea Mount Desert,
Kenneth E. Smith Bar Harbor, Scott G. Toothaker Ellsworth, Cooper F. Friend Ellsworth, David B. Woodside Bar Harbor, Robert C. Carter Machias, Thomas A. Colwell Deer Isle Front Row: Joseph M. Murphy Mount Desert, Peter Dodge Blue Hill, Martha T. Dudman Northeast Harbor, John P. McCurdy Lubec, Robert M. Phillips Sullivan

(Senior Management Photo)

Senior Management

Back Row: Gregory W. Dalton, Stephen M. Leackfeldt, Gerald Shencavitz,
Daniel A. Hurley, III, Michael W. Bonsey
Front Row: Marsha C. Sawyer, Joseph M. Murphy

COMMUNITY SUPPORT

(Irving Silverman Photo)

Serving Our Customers Better Through Community Support

"Community service is ingrained in the culture of Bar Harbor Bank & Trust. In fact, I believe that it has chosen to remain an independent community bank because of its strong obligation to be available when the community needs assistance. The Bank is always there for the community and, in many cases, is the lead institution of support for major fundraising initiatives."

Irving Silverman
Long-time Bar Harbor Bankshares customer and shareholder

As a local bank with deep roots, the Company carries important stewardship responsibilities for the communities it serves. This stewardship takes several forms, such as direct financial support, agency leadership and employee volunteerism.

As the Company believes that all thriving communities require active and stable institutions to enhance the quality of life for all citizens, in 2004 we were proud to provide meaningful financial, leadership and volunteer support to the following organizations, among many others:

  Healthcare providers such as Maine Coast Memorial Hospital, Blue Hill Memorial
  Hospital, Mount Desert Island Hospital and Hospice of Hancock County

  Public libraries such as those in Northeast Harbor, Southwest Harbor and Lubec

  Community service agencies such as Harbor House, Big Brothers/Big Sisters of
  Hancock and Washington Counties, Cobscook Community Learning Center, MDI
  YMCA, Downeast Family YMCA, MDI YWCA and The Maine Seacoast Missionary
  Society

  Community cultural facilities such as The Abbe Museum and The Grand Auditorium

  Conservation advocacy groups such as Friends of Acadia and Frenchman’s
  Bay Conservancy

  Educational institutions such as College of the Atlantic, George Stevens Academy,
  Washington Academy and Husson College

  Economic development and research organizations such as Sunrise County Economic
  Council and The Lobster Institute

Equally as important as our corporate donations are the giving opportunities chosen by our employees. Each month, our employees vote to select a beneficiary of "Community Commitment Days," which are funded by employees who "buy" casual dress days. The Company matches the employees’ contributions. We are very proud of this grassroots effort and believe that it reflects the best of the tradition of caring that is characteristic of the small communities we serve. In 2004, this program delivered $14,000 to help with the medical needs of local residents struggling with crushing medical bills, local food pantries, local ambulance associations, libraries, the Make a Wish Foundation and the Susan G. Komen Breast Cancer Foundation.

During 2004, Company officers, employees and directors fulfilled positions of responsibility as committee members, officers, corporators and board members of such organizations as Friends of Acadia, Maine Coast Memorial Hospital, The Abbe Museum, MDI Hospital, Big Brothers/Big Sisters of Hancock and Washington Counties, The Jesup Memorial Library, Bar Harbor Rotary, MDI Lions, The Lobster Institute, College of the Atlantic, MDI Biological Laboratory, Hospice of Hancock County, MDI YMCA, Bagaduce Music Lending Library and George Stevens Academy.

(T. Lester’s Heart Island at Sunset Photo)

REACHING NEW HORIZONS: FOUR STORIES

(Juanita and Skip Young Photo)

Juanita and Skip Young
Former Owners, Fishermen’s Landing, Bar Harbor

Skip Young’s parents were long-time customers of Bar Harbor Bank & Trust when Skip, still in high school, applied to the Bank for his first boat loan in 1963. Not long after, he was married, and he and his wife Juanita took over the family business – Fishermen’s Landing in Bar Harbor. Since then, their relationship with the Bank – like their lobster business – has become a family affair with many family members turning to the Bank for all of their personal and business banking needs.

"Bar Harbor Bank & Trust has treated our family really well all these years," says Mrs. Young. "They truly understand the needs of commercial lobstermen like us. They know our business is cyclical, and they’re willing to be flexible with how they structure financing."

(Members of the Grant business family of Bangor Photo)

Bud and Bette Grant
Fred and Cheryl Grant Noyes
Mike and Gale Grant Longo
Members of the Grant business family of Bangor

Bangor-area businessman Bud Grant has worked with many banks over the past 55 years. But after Commercial Loan Officer David Waite helped his son-in-law, Fred Noyes, secure better financing for his appliance store, Mr. Grant moved most of his banking business to Bar Harbor Bank & Trust.

Says Mr. Grant: "David helped pull all my financials together and got me a better rate on a loan. He really knows the ins and outs of financing. But more importantly, I like the way David presents himself. He’s a man you can trust – a real gentleman."

Mr. Noyes agrees: "I can’t thank David enough. He’s just unbelievable. He takes care of everything for me, from assisting me with all my loan paperwork to suggesting ideas about how to expand my business. I trust him with everything."

(Dr. Cynthia Teer and Forrest Teer Photo)

Dr. Cynthia Teer and Forrest Teer
Owners, Machias Animal Hospital, Machias

Some banks aren’t willing to keep an open mind, as the Teers learned when they relocated their veterinary clinic from Kentucky to Machias, Maine. But Bar Harbor Bank & Trust is no ordinary bank, as they also discovered. Although the sale of their Kentucky business was still pending, the Bank believed in the couple’s vision. As a result, the Teers were able to start construction on the Machias clinic before the Kentucky sale was finalized.

Says Dr. Teer: "We checked out all the local banks, but Bar Harbor Bank & Trust was the only one that said, ‘Let’s see what we can do for you while your business is being sold.’ They wanted us to succeed, and their timing throughout the transition was impeccable." And notes Mr. Teer: "Bar Harbor Bank & Trust is large enough to handle any size business, but small enough to show it really cares about its customers."

(Ken Thompson and Dana Burton Photo)

Ken Thompson and Dana Burton
Owners of Strawberry Hill Seaside Inn and Island View Inn, Rockport

Ken Thompson knew Todd Starbird, Vice President, Commercial Lending, 20 years ago when Todd was in high school. More than 10 years later, Mr. Thompson learned that Todd was a loan officer at another area bank where he had his commercial banking relationship and was pleased to be able to work with Todd again. Then, when Todd joined Bar Harbor Bank & Trust in January 2004, Mr. Thompson followed him there. Today, he and his business partner, Dana Burton, rely on Todd – and Bar Harbor Bank & Trust – for virtually all of their financial needs.

Says Mr. Burton: "Todd is very accommodating and does whatever he can to help us, whether it’s offering advice on a loan or bringing us supplies for our credit card machine. He’s trustworthy, knowledgeable and easy to talk to."

 FIVE-YEAR SELECTED FINANCIAL DATA / 2004 ANNUAL REPORT

The following table sets forth selected financial data for the last five years.
(Dollars in thousands, except per share data)

Financial Condition	2004	2003	2002	2001	2000

Total assets	$666,811	$583,746	$553,818	$487,203	$466,225
Total investment securities	176,337	158,387	160,371	133,609	154,150
Total loans	448,478	383,408	351,535	297,970	271,381
Allowance for loan losses	(4,829)	(5,278)	(4,975)	(4,169)	(4,236)
Total deposits	398,272	339,080	322,015	291,833	278,076
Total borrowings from Federal Home Loan Bank	191,846	170,506	156,558	120,900	119,152
Total shareholders' equity	56,042	53,115	53,836	52,538	50,507
Average assets	646,205	560,837	518,939	468,249	471,572
Average shareholders' equity	54,200	53,924	52,813	52,279	49,550

Results Of Operations

Interest and dividend income	$31,922	$ 30,493	$ 32,352	$33,892	$35,333
Interest expense	11,545	11,075	12,775	15,751	17,616
Net interest income	20,377	19,418	19,577	18,141	17,717
Provision for loan losses	180	540	1,100	2,000	952
Net interest income after provision for loan losses	20,197	18,878	18,477	16,141	16,765

Non-interest income	6,572	7,074	6,322	7,520	7,040
Non-interest expense	18,914	18,853	18,245	18,489	16,589

Income before income taxes	7,855	7,099	6,554	5,172	7,216
Income taxes	2,123	1,892	1,742	1,661	2,419

Net income before cumulative effect of accounting change	5,732	5,207	4,812	3,511	4,797
Less: cumulative effect of accounting change	---	---	247	---	---
Net income	$ 5,732	$ 5,207	$ 4,565	$ 3,511	$ 4,797

Earnings Per Share:

Basic before cumulative effect of accounting change	$ 1.85	$ 1.67	$ 1.49	$ 1.07	$ 1.43
Cumulative effect of accounting change	---	---	(0.07)	---	---
Basic after cumulative effect of accounting change	$ 1.85	$ 1.67	$ 1.42	$ 1.07	$ 1.43

Diluted before cumulative effect of accounting change	$ 1.79	$ 1.63	$ 1.47	$ 1.06	$ 1.43
Cumulative effect of accounting change	---	---	(0.07)	---	---
Diluted after cumulative effect of accounting change	$ 1.79	$ 1.63	$ 1.40	$ 1.06	$ 1.43

Return on total average assets	0.89%	0.93%	0.88%	0.75%	1.02%
Return on total average equity	10.58%	9.66%	8.64%	6.72%	9.68%
Average equity/average assets	8.39%	9.61%	10.18%	11.16%	10.51%

Dividend payout ratio	2.76%	2.81%	3.94%	4.22%	5.38%

Refer to the Bar Harbor Bankshares 2004 Annual Report on Form 10-K for a complete set of consolidated finanical statements, including information covering stock rices, dividends, and outstanding shares.  This applies to all data on pages 11-16.

Report of Independent Registered Public Accounting Firm / 2004 Annual Report

(KPMG logo)

To the Board of Directors and Shareholders
Bar Harbor Bankshares:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bar Harbor  Bankshares and subsidiaries as of December 31, 2004, and the related consolidated statement of income and comprehensive income, changes in shareholders' equity, and cash flows, for the year then ended (not appearing herein); and in our report dated March 14, 2005, we expressed an unqualified opinion on those consolidated financial statements.  The consolidtaed financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002, were audited by other auditors whose report thereon dated February 19, 2004 expressed an unqualified opinion on these statements.

In our opinion, the information set forth in the accompanying consolidated balance sheet and statement of income fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/KPMG LLP

Albany, NY
March 11, 2005

(T. Lester’s Caterpillar Hill Photo)

BAR HARBOR BANKSHARES AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2004 and 2003
(Dollars in thousands, except share and per share data)

	2004	2003
Assets
Cash and due from banks	$ 8,924	$ 14,199
Overnight interest bearing money market funds	647	270
Total cash and cash equivalents	9,571	14,469
Securities:
Available for sale, at fair value	176,337	124,422
Held to maturity (fair value $35,093 at December 31, 2003)	---	33,965
Total investment securities	176,337	158,387
Investment in Federal Home Loan Bank stock	10,500	8,969
Loans	448,478	383,408
Allowance for loan losses	(4,829)	(5,278)
Loans, net of allowance for loan losses	443,649	378,130
Premises and equipment, net	11,935	11,410
Goodwill	3,158	300
Bank owned life insurance	5,710	5,488
Other assets	5,951	6,593
TOTAL ASSETS	$666,811	$583,746

Liabilities
Deposits
Demand deposits	$ 54,579	$ 49,880
NOW accounts	63,535	60,287
Savings and money market deposits	139,179	109,309
Time deposits	140,979	119,604
Total deposits	398,272	339,080
Short-term borrowings	79,277	49,640
Long-term debt	127,646	136,791
Other liabilities	5,574	5,120
TOTAL LIABILITIES	610,769	530,631

Shareholders' equity
Capital stock, par value $2.00; authorized 10,000,000 shares; issued 3,643,614 shares at December 31, 2004 and December 31, 2003	7,287	7,287
Surplus	4,002	4,002
Retained earnings	51,733	48,746
Accumulated other comprehensive income:
Net unrealized appreciation on securities available for sale and derivative instruments, net of taxes of $576 and $264 at December 31, 2004 and December 31, 2003, respectively	1,118	514
Less: cost of 564,155 shares and 540,193 shares of treasury stock at December 31, 2004 and December 31, 2003, respectively	(8,098)	(7,434)

TOTAL SHAREHOLDERS' EQUITY	56,042	53,115

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$666,811	$583,746

BAR HARBOR BANKSHARES AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except share and per share data)

	2004	2003	2002
Interest and dividend income:
Interest and fees on loans	$ 24,067	$ 23,421	$ 23,754
Interest and dividends on securities and federal funds	7,855	7,072	8,598
Total interest and dividend income	31,922	30,493	32,352

Interest expense:
Deposits	4,409	4,336	5,880
Short-term borrowings	1,026	549	770
Long-term debt	6,110	6,190	6,125
Total interest expense	11,545	11,075	12,775

Net interest income	20,377	19,418	19,577
Provision for loan losses	180	540	1,100
Net interest income after provision for loan losses	20,197	18,878	18,477

Noninterest income:
Trust and other financial services	1,929	2,192	2,261
Service charges on deposit accounts	1,463	1,509	1,483
Other service charges, commissions and fees	236	200	134
Credit card service charges and fees	1,687	1,614	1,654
Net securities gains	497	1,257	450
Income on interest rate swap agreements, net	404	---	---
Other operating income	356	302	340
Total noninterest income	6,572	7,074	6,322

Noninterest expenses:
Salaries and employee benefits	9,335	9,483	9,235
Occupancy expense	1,170	1,058	1,020
Furniture and equipment expense	1,716	1,540	1,535
Credit card expenses	1,249	1,187	1,224
Other operating expense	5,444	5,585	5,231
Total noninterest expenses	18,914	18,853	18,245

Income before income taxes and cumulative effect of accounting change	7,855	7,099	6,554
Income taxes	2,123	1,892	1,742

Income before cumulative effect of accounting change	5,732	5,207	4,812
Less: cumulative effect of change in accounting for goodwill, net of tax	---	---	247
Net income	$ 5,732	$ 5,207	$ 4,565

Computation of Earnings Per Share:

Weighted average number of common stock shares outstanding
Basic	3,098,959	3,124,230	3,219,377
Effect of dilutive employee stock options	110,047	78,974	50,743
Fully Diluted	3,209,006	3,203,204	3,270,120

EARNINGS PER SHARE
Basic before cumulative effect of accounting change	$ 1.85	$ 1.67	$ 1.49
Cumulative effect of change in accounting for goodwill, net of tax	---	---	(0.07)
Basic	$ 1.85	$ 1.67	$ 1.42

Diluted before cumulative effect of accounting change	$ 1.79	$ 1.63	$ 1.47
Cumulative effect of change in accounting for goodwill, net of tax	---	---	(0.07)
Diluted earnings per share	$ 1.79	$ 1.63	$ 1.40

BAR HARBOR BANKSHARES
2004 ANNUAL REPORT
FINANCIAL OVERVIEW

FINANCIAL CONDITION

ASSETS

The Company’s total assets increased 14% during 2004, ending the year at $667 million. Asset growth continued to be driven by consumer and commercial lending activities.

LOANS

Total loans stood at $448 million at December 31, 2004, representing an increase of 17% compared with the same date in 2003. Loan growth was split about equally between commercial and consumer loans, and was aided by $12 million in loans acquired in connection with the Bank’s branch office acquisition in the community of Rockland, Maine. Lending activities have benefited from the resilience of the local economy, a favorable market interest rate environment and initiatives designed to strengthen the Bank’s loan origination and service delivery systems.

Consumer loans comprise approximately two-thirds of the total loan portfolio and principally consist of home mortgages, home equity loans and residential construction loans. The consumer loan portfolio also includes student loans, credit card loans, standby credit loans and installment loans. Secured and unsecured installment loans are provided for new or used automobiles, boats, recreational vehicles, mobile homes and other personal needs.

The Bank serves the small business market throughout Downeast and Midcoast Maine. It offers business loans to individuals, partnerships, corporations, and other business entities for capital construction, real estate purchases, working capital, real estate development and a broad range of other business purposes. Business loans are provided primarily to organizations and individuals in the tourist, hospitality, health-care, blueberry, shipbuilding, and fishing industries, as well as to other small and midsize businesses associated with Maine’s coastal communities.

Allowance for Loan Losses

Credit risk is managed through loan officer authorities, loan policies, the Bank’s Senior Loan Officers Committee, oversight from the Senior Credit Officer, the Directors’ Loan Committee and the Bank’s Board of Directors. Management follows a policy of continually identifying, analyzing and grading credit risk inherent in the loan portfolio. An ongoing independent review, subsequent to management’s review, of individual credits is performed by an independent loan review function, which reports to the Audit Committee of the Board of Directors.

The Bank maintains an allowance for loan losses ("allowance") available to absorb losses on loans. The determination of the allowance and provisioning for estimated losses is evaluated regularly. The allowance is maintained at a level that is, in management’s judgment, deemed appropriate for the amount of risk inherent in the loan portfolio and adequate to provide for estimated losses, given past, present and expected conditions.

Non-performing loans remained at low levels during 2004. At year-end, total non-performing loans amounted to $723 thousand or 0.16% of total loans, compared with $1.5 million or 0.39% at December 31, 2003. At December 31, 2004, the allowance for loan losses amounted to 1.1% of total loans.  Reflecting a sustained trend of strong credit quality, during 2004, the Bank recorded a provision for loan losses of $180 thousand, representing a reduction of $360 thousand compared with 2003, and favorably impacint 2004 earnings.

Investment Securities

The investment securities portfolio continued to serve as a key source of earning assets for the Bank. Investment securities totaled $176 million at December 31, 2004, representing an increase of 11% compared with December 31, 2003. Investment securities principally consist of mortgage-backed securities, and obligations of state and political subdivisions. The Bank’s overall objective for this portfolio is to leverage its strong capital position while maintaining an appropriate level of liquidity, diversifying earning assets, managing interest rate risk and generating acceptable levels of net interest income.

Deposits

The primary source of funding for the Bank’s earning assets continued to be core customer deposits, gathered through its network of eleven banking offices throughout Downeast and Midcoast Maine. The Bank offers a wide variety of retail and business deposit products designed to satisfy the needs of its consumer and business customers.

Total deposits stood at $398 million at December 31, 2004, representing an increase of 17% compared with December 31, 2003. Deposit growth was bolstered by accounts acquired in connection with the Rockland branch acquisition, a new institutional money market product and certificates of deposit obtained from the national market. Savings and money market accounts led 2004 growth with an increase of $30 million, followed by time deposits, demand deposits and NOW accounts, posting increases of $21, $5 and $3 million, respectively.

Borrowings

Borrowed funds consist of advances from the Federal Home Loan Bank. The Bank utilizes borrowed funds in leveraging its strong capital position and supporting its earning asset portfolios. Borrowing maturities are managed in concert with the Bank’s asset and liability management strategy and are closely aligned with the ongoing management of balance sheet interest rate risk.

Advances from the Federal Home Loan Bank totaled $192 million at December 31, 2004, representing an increase of 13% compared with the same date in 2003.

Shareholders’ Equity

Consistent with its long-term strategy of operating a sound and profitable organization, the Company continued to exceed regulatory requirements for "well-capitalized" institutions. During 2004, the Company maintained its historically strong capital position, which is considered vital in promoting depositor and investor confidence and providing a solid foundation for future growth.

At December 31, 2004, the Company’s Tier I Leverage Capital ratio was 7.8% compared with 5.0% for "well-capitalized" institutions. Total shareholders’ equity stood at $56 million, representing an increase of $3 million compared with December 31, 2003.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the principal component of the Company’s income stream and represents the difference or spread between interest generated from earning assets and the interest incurred on deposits and borrowed funds. Fluctuations in market interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income.

Net interest income on a tax-equivalent basis for the year ended December 31, 2004 amounted to $21.1 million, representing an increase of $996 thousand compared with 2003. The increase in net interest income was principally attributed to earning asset growth during 2004, as the Company’s net interest margin declined 35 basis points to 3.45% compared with 2003. The net interest margin continued under pressure early in the year, but began to steadily strengthen as the Federal Reserve increased short-term interest rates five times during the second half of the year. The Company continues to maintain an asset-sensitive balance sheet, and management believes it is well positioned for a variety of future interest rate scenarios.

(Total Loans Graph)             (Net Interest Income Graph)            (Non-Interest Income Graph)

Non-interest Income

In addition to net interest income, non-interest income is a significant source of revenue for the Company and an important factor in its results of operations. During 2004, non-interest income was principally derived from financial services including trust, investment management and third-party brokerage activities, as well as service charges on deposit accounts, merchant credit card processing fees, net securities gains, income on interest rate swap agreements, and a variety of other miscellaneous product and service fees.

Non-interest income for the year ended December 31, 2004 amounted to $6.6 million, representing a decrease of $502 thousand compared with 2003. The decline in non-interest income was principally attributed to a reduced level of net gains on the sale of investment securities, which amounted to $497 thousand during 2004 compared with $1.3 million in 2003.

Non-interest Expense

Non-interest expense for the year ended December 31, 2004 amounted to $18.9 million, representing an increase of $61 thousand, or less than 1%, compared with 2003. A variety of factors, both favorable and unfavorable, contributed to 2004 non-interest expense year-over-year results. Included in 2004 non-interest expense were costs associated with the Company’s corporate rebranding and market research initiatives, other-than-temporary impairment write-downs of certain non-marketable equity investments and costs related to integration activities associated with the Rockland branch acquisition.

Non-interest expenses also included costs related to complying with the sweeping changes in U.S. securities laws enacted under the Sarbanes-Oxley Act, particularly section 404, which establishes extensive new requirements for both management and auditors of public companies with respect to reporting on internal control over financial reporting.

The modest increase in 2004 non-interest expense was attributed in part to a variety of previously reported expenses incurred during 2003 related to organizational restructuring activities in the Company’s financial services division, certain legal settlements and adjustments to the workforce, including employee severance payments. Salaries and employee benefits declined $148 thousand to $9.3 million during 2004, reflecting current and prior year changes to staffing levels and compensation mix.

(Graph)

Net Income

Net income for the year ended December 31, 2004 amounted to $5.7 million, or fully diluted earnings per share of $1.79, compared with $5.2 million or fully diluted earnings per share of $1.63 for the year ended December 31, 2003, each representing an increase of 10%. The return on average shareholders’ equity amounted to 10.6% compared with 9.7% in 2003.

Management List
BAR HARBOR BANKSHARES
MANAGEMENT

President &
Chief Executive Officer
Joseph M. Murphy

Chief Financial Officer
& Treasurer
Gerald Shencavitz

Jason C. Hicks
Vice President,
Financial Reporting Controls

Lottie B. Stevens
Vice President, Compliance

Carolyn R. Lynch
Internal Audit Officer

Judith W. Fuller
Corporate Secretary

BAR HARBOR
BANK & TRUST
MANAGEMENT

President & Chief Executive Officer
Joseph M. Murphy

Chief Operating Officer,
Chief Financial Officer
& Senior Vice President
Gerald Shencavitz

Senior Vice Presidents

Michael W. Bonsey
Credit Administration & Risk Management

Gregory W. Dalton
Commercial Lending

Daniel A. Hurley, III
Trust and Investment Services

Stephen M. Leackfeldt
Retail Banking & Consumer Lending

Marsha C. Sawyer
Human Resources

David W. Thibault
Operations

Vice Presidents

Richard H. Bansley, III
Information Systems

Marcia T. Bender
Branch Operations

David S. Cohen
Controller &
Assistant Treasurer

Cheryl D. Curtis
Marketing

Richard E. Dickson
Managed Assets

David B. Doolittle
Commercial Lender

Vicki L. Hall
Commercial Lender

Phyllis C. Harmon
Consumer Lender

Wilfred R. Hatt
Business Development Officer

Cheryl L. Mullen
Retail Sales & Service
& Branch Administration

Carol J. Pye
Branch Relationship Manager
& Retail Lender

Andrew X. Sankey
General Services

R. Todd Starbird
Commercial Lender

Linda B. Stratton
Deer Isle Office

David S. Waite
Commercial Lender

Assistant Vice Presidents

Steven W. Blackett
Credit Administration

Audrey H. Eaton
Ellsworth Office

Marjorie E. Gray
Blue Hill Office

Barbara F. Hepburn
Human Resources

Maureen T. Lord
Relationship Manager

Judy L. Newenham
Retail Banking

Lisa L. Parsons
Northeast Harbor Office

Officers

Judi L. Anderson
Credit Administration

Dawn L. Crabtree
Loan Operations

Derek W. R. Hayes
Commercial Lender

Russell A. Patton
Information Security

Bonnie A. Poland
Retail Banking

Lester L. Porter
Assistant Controller

Managers

Faye M. Allen
Customer Service Manager,
Ellsworth

Kelly S. Blanch
Branch Manager,
Lubec

Laura A. Bridges
Statements & Research

Brenda B. Colwell
Training

Brenda J. Condon
Customer Service Manager,
Blue Hill

Linda C. Elliott
Customer Service Manager,
Winter Harbor

Annette J. Guertin
Purchasing Manager

Donna B. Hutton
Customer Service-Direct

Karen A. LaCharite
Mortgage Loan Processing

Robert J. Lavoie
Information Systems Operations

Deborah A. Maffucci
Accounting

Elena M. Martin
Electronic Banking

Colleen E. Maynard
Branch Manager,
Milbridge

J. Paul Michaud
Project Manager

Debra S. Mitchell-Dow
Customer Service Manager,
Bar Harbor

Dawn B. Nason
Account Reconciliations

Debra R. Sanner
Branch Manager,
Southwest Harbor

Terry E. Tracy
Deposit Operations

Ann G. Upham
Customer Service Manager,
Rockland

Lisa F. Veazie
Customer Service Manager,
Deer Isle

Melissa M. Gray
Mortgage Originator

Tara M. Hart
Mortgage Originator

Lisa Mallock-Ross
Mortgage Originator

BAR HARBOR TRUST
SERVICES

President
Daniel A. Hurley, III

Chief Financial Officer
Gerald Shencavitz

Chief Investment Officer
Joshua A. Radel

Managing Director & Trust Officer
Joseph M. Pratt

Vice Presidents

Melanie J. Bowden
Trust Officer

Faye A. Geel
Trust Officer

Sarah C. Robinson
Trust Officer

Assistant Vice Presidents

Mischelle E. Adams
Trust Officer

Lara K. Horner
Trust Operations Officer

Officers

Julie Zimmerman
Trust Officer

BOARD OF DIRECTORS

CORPORATE INFORMATION

Financial Information
Shareholders, analysts and other investors seeking financial information about Bar Harbor Bankshares should contact Gerald Shencavitz, Chief Financial Officer and Treasurer, at 207-288-3314.

Shareholder Assistance
Questions concerning your shareholder account, including change of address forms, records or information about lost certificates or dividend checks, should be directed to our transfer agent:

American Stock Transfer & Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219
1-800-937-5449
www. amstock.com

Internet
Bar Harbor Bank & Trust information, as well as Bar Harbor Bankshares Form 10-K, is available at www.BHBT.com.

Annual Meeting
The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday, May 17, 2005, at the Bar Harbor Club located on West Street in Bar Harbor, Maine.

Printed Financial Information
We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares Annual Report to the Securities and Exchange Commission, Form 10-K. The Bank will also provide, upon request, Annual Disclosure Statements for Bar Harbor Bank & Trust as of December 31, 2004. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at 207-288-3314.

Stock Exchange Listing
Bar Harbor Bankshares common stock is traded on the American Stock Exchange (www.amex.com), under the symbol BHB.

Mailing Address
If you need to contact our home office, please write:

Bar Harbor Bankshares
P.O. Box 400
82 Main Street
Bar Harbor, ME 04609
207-288-3314

This report contains certain statements which may be considered to be forward-looking within the meaning of the Private Securities Litigation and Reform Act of 1995 (the "PSLRA"). You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets," and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. For these statements, the Company claims the protection of the safe harbor for forward-looking statements provided by the PSLRA. Investors are cautioned that forward-looking statements are inherently uncertain, and therefore, the Company cautions the reader that actual results could differ materially from those expected to occur depending upon a number of factors. These factors include, but are not necessarily limited to, changes in interest rates, the performance of financial markets, changes in domestic and foreign laws, regulations and taxes, competition, industry consolidation, credit risks and other factors. Some of the other factors that could cause or contribute to such differences include, but are not limited to, Company expenses, loan losses, rates charged on loans and earned investments, variances in the actual versus projected growth of assets, return on assets and other non-interest income earned, as well as other risk factors. The Company disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Thomas A. Colwell [1,2] Deer Isle, Maine	President, Colwell Bros., Inc.

Robert C. Carter[1,2] Machias, Maine	Owner, Machias Motor Inn

Peter Dodge [1] Blue Hill, Maine	President and Insurance Agent with Peter Dodge Agency d/b/a Merle B. Grindle Agency and John R. Crooker Agency

Martha Dudman[1,2] Northeast Harbor	President of Dudman Communications Corporations, author, and Professional Fund- raising Consultant

Dwight L. Eaton[1,2] Brooksville, Maine	Retired President and Chief Executive Officer of BTI Financial Group

Cooper F. Friend[1] Ellsworth, Maine	President of Friend and Friend, Inc. and Manager of Old Green Mountain Enterprises, LLC

John P. McCurdy[1] Lubec, Maine	Retired Owner of McCurdy Fish Company

Joseph M. Murphy[1,2] Mt. Desert, Maine	President and Chief Executive Officer of the Company and Bar Harbor Bank & Trust

Robert M. Phillips[1] Sullivan, Maine	Consultant for Cherryfield Foods, Maine Wild Blueberry and Oxford Foods

Scott G. Toothaker[1] Ellsworth, Maine	Principal and Vice President of Melanson Health & Co.

Constance C. Shea[1] Mt. Desert, Maine	Real Estate Broker and an owner of Lyman Real Estate and L. S. Robinson Company

Kenneth E. Smith Bar Harbor, Maine	Owner and Innkeeper of Manor House Inn

David B. Woodside[1] Bar Harbor, Maine	President and General Manager of Acadia Corporation

1 Bar Harbor Bankshares and Bar Harbor Bank & Trust
2 Bar Harbor Trust Services

(T. Lester’s boats at mooring, sea smoke, Stonington Photo)

Corporate Headquarters 82 Main Street Bar Harbor 288-3314	Bar Harbor Branch 82 Main Street 288-3314	Lubec Branch 68 Washington Street 733-4931	Rockland Branch 245 Camden Street 594-9557

Bangor Office One Cumberland Place Suite 100 945-5237	Blue Hill Branch 21 Main Street 374-5600	Machias Branch 20 Main Street 255-3372	Southwest Harbor Branch 314 Main Street 244-3314

Ellsworth Financial Services Office 135 High Street 667-3883	Deer Isle Branch 25 Church Street 348-2319	Milbridge Branch 2 Bridge Street 546-7323	Winter Harbor Branch 385 Main Street 963-5800

	Ellsworth Branch 137 High Street 667-7194	Northeast Harbor Branch 111 Main Street 276-3314

(Bar Harbor Bank & Trust logo and tagline)

(Back Cover)