Form 10-K, Exhibit 13
period 2005-12-31
BAR HARBOR BANKSHARES
filed 2006-03-16
CIK 743367

EXHIBIT 13.  ANNUAL REPORT

Making it in Maine

Bar Harbor Bankshares

2005 Annual Report

(three pictures)

2005 FINANCIAL HIGHLIGHTS

YEAR-OVER-YEAR RESULTS

  Diluted Earnings Per Share -- $2.03, up 14%

  Net Income -- $6.4 million, up 12%

  Net Interest Income -- $21.9 million,
  up over 7%

  Non-Interest Expense -- $19.3 million,
  up only 2%

  Total Assets -- $748 million, up 12%

  Total Loans -- $515 million, up 15%

  Total Deposits -- $446 million, up 12%

contents

Letter to Shareholders	3	Financial Overview	12
Making it in Maine: Customer Profiles	4	Directors	15
Report of Independent Registered		Retiring Directors &
Public Accounting Firm	8	Senior Management	16
Five-year Selected Financial Data	9	Management Team	17
Consolidated Balance Sheets	10	Employees	18
Consolidated Statements of Income	11	Corporate Information	19

(Graphic of Mr. Murphy and Mr. Colwell)

Dear Fellow Shareholders:

        We are pleased to share with you our Annual Report for 2005, a year reflecting the continuation of some very positive trends for the Company.
        During 2005, we continued developing commercial banking relationships at a vigorous pace and we are reporting exceptionally strong year-over-year growth in this important business segment.
        This growth is a result of our concentrated efforts over the past few years to enhance our commercial banking capacity, expertise and professionalism throughout the markets we serve in downeast and midcoast Maine. Equally important, we continue to enjoy a sustained trend of strong credit quality.
        Despite the numerous short-term interest rate increases by the Federal Reserve and the dramatic flattening of the U.S. Treasury yield curve, we are pleased to report meaningful growth in net interest income, largely due to commercial and consumer loan growth, aided by a stable net interest margin. Long-term interest rates were static during 2005 and remained near historically low levels, stimulating healthy volumes of new home financings.
        Our management team remains focused on controlling the Company’s non-interest expense levels, which during 2005 posted a slight increase compared with the prior year.
        In October 2005, we announced that Bar Harbor Bank & Trust would open its twelfth branch office in the community of Somesville on Mount Desert Island. That branch, which will open in early 2006, is located in an already established banking facility adjacent to the Mt. Desert Post Office. This location provides significant convenience to our many customers and prospects on the Island and enhances our ability to serve and retain valuable relationships in our largest market.
        Continuing our century-old tradition of community stewardship, in 2005 we provided substantial support to our communities in the form of charitable donations and event sponsorships to benefit numerous non-profit organizations. These local organizations provide invaluable services to our communities and we are honored to assist them. Our employees have supplemented our financial contributions with thousands of hours of volunteer service.
        We are most pleased to report to you, our shareholders, strong growth in net income and earnings per share and good progress against other corporate performance benchmarks. While we are pleased with our improvements, we realize there is more to accomplish. We pledge to strive for consistent excellence to justify your continued faith in us.
        At the back of this Annual Report, you will find the Bar Harbor Bankshares team roster. We are immensely proud of their contributions to the success of your Company.

/s/Joseph M. Murphy                             /s/Thomas A. Colwell

Joseph M. Murphy                                                Thomas A. Colwell
President & Chief Executive Officer                Chairman of the Board

(graphic) Making it in Maine.

We are pleased to feature in this report seven Maine-based manufacturers who are literally and figuratively "making it in Maine." Through imagination, entrepreneurial spirit, and hard work, these companies are profitably producing, marketing, and distributing products here in our state. In highlighting these companies, we salute all entrepreneurs in Maine for their tenacity, their ingenuity, and their energy.

Special thanks to Kelco, Mainely Boats, Nautilus Marine, Nervous Nellie’s, Sullivan Plastics, Tempshield, and Trans-Tech for participating in this feature. We hope their success stories inspire and delight you.

Kelco Industries

Since its beginnings in 1955 when Doug Kell, Sr. was selling Maine Christmas trees and wreaths in his home state of New Jersey, Kelco Industries in Milbridge has grown into a leading manufacturer of wreath-making supplies and equipment, tree stands, garlands, enterpieces, and even potpourri. Kell himself designed Kelco’s metal wreath frames as well as the machines used to bend the wreath wires.

Always quick to rebound from any hardship, after suffering a devastating fire in 1999, Kelco was back in business the next day and is now one of the largest private employers in Washington County with 50 year-round and over 90 seasonal employees at their Milbridge facility. Through quality and innovation, the company has built an international customer base of 13,000 – 95% of which is outside the state of Maine. With the help of dedicated employees, many with the company several decades, Kelco ships 60,000-70,000 pieces during the holiday season and it all happens in just 20 days.

(graphic)
Founder Doug Kell, Sr. with his son and partner, Doug Kell, Jr. On this day, three UPS tractor-trailers are being loaded with boxed Christmas wreaths to be shipped to homes all over the world.	CUSTOMER PROFILE Business: Christmas Wreaths, Supplies&Tree Machinery Location: Milbridge Distribution: International BHBT Customer Since: 1988

Mainely Boats

(graphic)

CUSTOMER PROFILE
Business: Custom Boat Building
Location: Spruce Head
Distribution: U.S. East Coast
BHBT Customer Since: 2005

Mike Hooper always dreamed of having his own custom boat building business. "Since high school I had this underlying passion to build boats and own my own business someday," said Mike. After several years of attending boat building school and working for other boat manufacturers, in 1999 he realized his dream by starting Mainely Boats. Located in Spruce Head, Mainely Boats is well known in the commercial fishing community for creating high-end, competitively priced lobster boats that are both fast and sleek in design. Hooper, with 6-8 year-round employees, builds three to four boats per year, each custom-designed to the client’s specifications. He says that his flexibility to customize is what sets him apart from the competition. Mainely Boats is currently expanding its product line to include sport-fishing cruisers. They are working on a custom cruiser for the Florida market. Coincidentally, Nautilus Marine (another BHBT feature story) is providing some of the rails and other parts for this new pleasure-craft design.

Mike Hooper on the bow of a Mainely Boats beauty.

Trans-Tech Industries, Inc.

(graphic)

CUSTOMER PROFILE
Business: Aluminum Truck Tanks
Location: Brewer
Distribution: Nationwide
BHBT Customer Since: 1987

A manufacturer in the true sense of the word, Trans-Tech Industries, Inc. turns a raw material (aluminum) into a gleaming truck tank so shiny you can comb your hair in its reflection. Founded in Southwest Harbor in 1984, Trans-Tech’s market began to expand nationwide in the 1990’s, and the need for a centrally located facility became clear. The company now occupies a state-of-the-art 50,000 square foot facility in Brewer and employs 65 people year-round, many in higher-paying technical positions. Trans-Tech has earned a reputation for manufacturing the strongest, most reliable truck tanks in the petroleum industry. On average they produce 400 tanks per year. Most of the heating oil trucks you see rolling around the Eastern U.S. have a signature rectangular-shaped Trans-Tech tank on back. An excellent example of economic development and job creation, Trans-Tech was recently featured in a state-sponsored video inviting other manufacturers to locate in Maine.

President Ken Peters, Finance Manager Nancy Buckwalter, and Purchasing Manager Steve Mansolilli take a few minutes to cruise the plant. Behind them a 4,400-gallon capacity tank nears the end of the production line.

Nautilus Marine Fabrication

(graphic)

CUSTOMER PROFILE
Business: Custom Stainless Steel Marine Hardware &Propeller Reconditioning
Location: Trenton
Distribution: U.S. East Coast
BHBT Customer Since: 1998

Ask someone who knows boats, and you’ll likely get an enthusiastic response about Nautilus Marine. Located in the Trenton Business Park across from the Bar Harbor Airport, Nautilus Marine is Maine’s largest provider of custom stainless steel railings and fittings for the world’s finest yachts and commercial fishing boats. Owned by Jim Patten and Stephen Brenton, the company is also renowned for reconditioning propellers. Boat dealers statewide send their customers’ damaged propellers to Trenton for repair. Nautilus Marine has 10 employees who, with great technical skill and precisely calibrated equipment, can take a bent, beat-up prop and make it shine better than new. Every shimmering propeller leaves the shop with a signature Nautilus Marine etching. As Nautilus Marine continues to succeed in Maine, word of their high-quality product and service has driven growth into the Mid-Atlantic states.

Jim Patten (left) and Stephen Brenton (right) show off a few recently conditioned propellers featuring their signature etching.

Sullivan Plastic Products

(graphic)

CUSTOMER PROFILE
Business: Plastic Lobster Tanks, Aquaculture Tanks &Beyond
Location: Sullivan
Distribution: Eastern U.S.
BHBT Customer Since: 1982

Like many Maine entrepreneurs, Tom St. Claire doesn’t have just one "job."He is a published author of two children’s books, owner of a steel building construction company, and now his creativity has led him to the aquaculture industry. Just over a year ago, Tom founded Sullivan Plastic Products, a company that, through a unique welding process, manufactures lightweight plastic lobster tanks. Because the bottoms float, Sullivan Plastic Products’ tanks eliminate the repetitive bending motion typically required when loading and unloading lobsters. Recently, Tom’s mechanical ingenuity and business insight opened the door to another opportunity for the company. He has contracted with the University of Maine to manufacture large-scale brood stock tanks for its aquaculture program. Available in a variety of sizes, and distributed throughout the Eastern U.S., Sullivan Plastic Products’ tanks are an innovative addition to one of Maine’s leading industries.

Tom St. Claire takes a short break among his assortment of plastic tanks.

Nervous Nellie’s

Jams and Jellies

When it comes to manufacturing, most people think of metal and noise and dust. But at Nervous Nellie’s, the factory is full of sweetness and smells to make your mouth water. A unique jam factory run by a creative husband and wife team, Nervous Nellie’s was born over 20 years ago when a bumper crop of raspberries was transformed into jam on the kitchen stovetop. Now over 20,000 people visit Peter and Anne Beerits’ factory, retail store, and sculpture studio on Deer Isle each year. Peter, an artist, designed all the jar labels and is the creator of The Nervous Nellie Story about a red bird with a yellow beak and a wooden jam spoon. Anne manages the kitchen and the business side of things. Whether it’s a jam, chutney or marmalade, all 15 Nellie’s flavors are made by hand, in small batches, in the same 670 square foot white clapboard cottage that has always been the "factory."

Anne and Peter Beerits, with best friend, Scout.

(graphic) CUSTOMER PROFILE Business: Homemade Jams and Jellies Location: Deer Isle Distribution: Nationwide BHBT Customer Since: 1993

Tempshield, Inc.

Ted and Laura Sweeney are partners in business and life. As co-owners of Tempshield, Inc. in Trenton, they produce Cryo-Gloves and Cryo-Aprons that are used by scientists, medical professionals, and manufacturers all over the world. Ted and Laura got their start by designing a glove as an accessory to the ultra low temperature freezers produced by a company in which Ted’s father was a partner. Now the world’s leading manufacturer of cryogenic garments, Tempshield has built a reputation for products that offer superior thermal protection, light weight, and excellent dexterity. Used in clinical laboratories, blood banks, frozen food processing plants, and pharmaceutical testing facilities, Tempshield’s gloves and aprons maximize safety and comfort in ultra cold environments where exposure to cryogenic temperatures is possible. With 20 employees and over 400 distributors around the globe, Tempshield has put Trenton, Maine on the map.

Ted and Laura Sweeney at the beginning of the assembly line. Their signature blue fabric makes a colorful backdrop.

(Graphic) CUSTOMER PROFILE Business: Cryogenic Protective Clothing Location: Trenton Distribution: International BHBT Customer Since: 1993

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Bar Harbor Bankshares:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows, for the years then ended (not appearing herein); and in our report dated March 6, 2006, we expressed an unqualified opinion on those consolidated financial statements. The consolidated statement of income for the year ended December 31, 2003, was audited by other auditors whose report thereon dated February 19, 2004 expressed an unqualified opinion on this statement.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2005 and 2004, and consolidated statements of income for the years ended December 31, 2005 and 2004 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/KPMG LLP

KPMG, LLP
Albany, New York
March 6, 2006

(Graphics)

FIVE YEAR SUMMARY OF FINANCIAL DATA
At or For the Years Ended December 31,
(Dollars in thousands, except per share data):

	2005	2004	2003	2002	2001
Balance Sheet Data

Total assets	$747,945	$666,811	$583,746	$553,818	$487,203
Total investment securities	183,300	176,337	158,387	160,371	133,609
Total loans	514,866	448,478	383,408	351,535	297,970
Allowance for loan losses	(4,647)	(4,829)	(5,278)	(4,975)	(4,169)
Total deposits	445,731	398,272	339,080	322,015	291,833
Total borrowings	239,696	206,923	186,431	170,501	136,059
Total shareholders' equity	56,104	56,042	53,115	53,836	52,538
Average assets	689,644	646,205	560,837	518,939	468,249
Average shareholders' equity	56,132	54,200	53,924	52,813	52,279

Results Of Operations

Interest and dividend income	$ 37,195	$ 31,922	$ 30,493	$ 32,352	$ 33,892
Interest expense	15,336	11,545	11,075	12,775	15,751
Net interest income	21,859	20,377	19,418	19,577	18,141
Provision for loan losses	---	180	540	1,100	2,000
Net interest income after provision for loan losses	21,859	20,197	18,878	18,477	16,141

Non-interest income	6,415	6,572	7,074	6,322	7,520
Non-interest expense	19,268	18,914	18,853	18,245	18,489

Income before income taxes	9,006	7,855	7,099	6,554	5,172
Income taxes	2,582	2,123	1,892	1,742	1,661

Net income before cumulative effect of accounting change	6,424	5,732	5,207	4,812	3,511
Less: cumulative effect of change in accounting for goodwill, net of tax	---	---	---	247	---
Net income	$ 6,424	$ 5,732	$ 5,207	$ 4,565	$ 3,511

Earnings Per Share:
Basic before cumulative effect of accounting change	$ 2.09	$ 1.85	$ 1.67	$ 1.49	$ 1.07
Cumulative effect of change in accounting for goodwill, net of tax	---	---	---	(0.07)	---
Basic after cumulative effect of accounting change	$ 2.09	$ 1.85	$ 1.67	$ 1.42	$ 1.07

Diluted before cumulative effect of accounting change	$ 2.03	$ 1.79	$ 1.63	$ 1.47	$ 1.06
Cumulative effect of change in accounting for goodwill, net of tax	---	---	---	(0.07)	---
Diluted after cumulative effect of accounting change	$ 2.03	$ 1.79	$ 1.63	$ 1.40	$ 1.06

Return on total average assets	0.93%	0.89%	0.93%	0.88%	0.75%
Return on total average equity	11.44%	10.58%	9.66%	8.64%	6.72%
Average equity to average assets	8.14%	8.39%	9.61%	10.18%	11.16%

Dividend payout ratio	40.23%	43.25%	45.60%	53.34%	70.98%

Refer to the Bar Harbor Bankshares Annual Report on Form 10-K for a complete set of consolidated financial statements, including information covering stock prices, dividends, and outstanding shares. This applies to all data on pages 9-14.

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005, AND 2004
(Dollars in thousands, except per share data)

	December 31, 2005	December 31, 2004
Assets
Cash and due from banks	$ 10,994	$ 8,924
Overnight interest bearing money market funds	3,006	647
Total cash and cash equivalents	14,000	9,571
Securities available for sale, at fair value	183,300	176,337
Investment in Federal Home Loan Bank stock	11,324	10,500
Loans	514,866	448,478
Allowance for loan losses	(4,647)	(4,829)
Loans, net of allowance for loan losses	510,219	443,649
Premises and equipment, net	11,785	11,935
Goodwill	3,158	3,158
Bank owned life insurance	5,945	5,710
Other assets	8,214	5,951
TOTAL ASSETS	$747,945	$666,811

Liabilities
Deposits
Demand deposits	$ 55,451	$ 54,579
NOW accounts	66,965	63,535
Savings and money market deposits	133,113	139,179
Time deposits	129,816	117,279
Brokered time deposits	60,386	23,700
Total deposits	445,731	398,272
Short-term borrowings	131,338	89,851
Long-term debt	108,358	117,072
Other liabilities	6,414	5,574
TOTAL LIABILITIES	691,841	610,769

Shareholders' equity
Capital stock, par value $2.00; authorized 10,000,000 shares; issued 3,643,614 shares at December 31, 2005 and December 31, 2004	7,287	7,287
Surplus	4,002	4,002
Retained earnings	55,181	51,733
Accumulated other comprehensive (loss) income:
Net unrealized (depreciation) appreciation on securities available for sale and derivative instruments, net of taxes of ($895) and $576 at December 31, 2005 and December 31, 2004, respectively	(1,738)	1,118
Less: cost of 583,655 shares and 563,965 shares of treasury stock at December 31, 2005 and December 31, 2004, respectively	(8,628)	(8,098)

TOTAL SHAREHOLDERS' EQUITY	56,104	56,042

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$747,945	$666,811

BAR HARBOR BANKSHARES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Dollars in thousands, except per share data)

	2005	2004	2003
Interest and dividend income:
Interest and fees on loans	$ 29,553	$ 24,067	$ 23,421
Interest and dividends on securities	7,642	7,855	7,072
Total interest and dividend income	37,195	31,922	30,493

Interest expense:
Deposits	6,941	4,409	4,336
Short-term borrowings	2,648	1,026	549
Long-term debt	5,747	6,110	6,190
Total interest expense	15,336	11,545	11,075

Net interest income	21,859	20,377	19,418
Provision for loan losses	---	180	540
Net interest income after provision for loan losses	21,859	20,197	18,878

Non-interest income:
Trust and other financial services	1,992	1,929	2,192
Service charges on deposit accounts	1,390	1,463	1,509
Other service charges, commissions and fees	247	236	200
Credit card service charges and fees	1,876	1,687	1,614
Net securities gains	580	497	1,257
Net income on interest rate swap agreements	---	404	---
Other operating income	330	356	302
Total non-interest income	6,415	6,572	7,074

Non-interest expenses:
Salaries and employee benefits	9,795	9,335	9,483
Occupancy expense	1,168	1,170	1,058
Furniture and equipment expense	1,664	1,716	1,540
Credit card expenses	1,397	1,249	1,187
Other operating expense	5,244	5,444	5,585
Total non-interest expenses	19,268	18,914	18,853

Income before income taxes	9,006	7,855	7,099
Income taxes	2,582	2,123	1,892

Net income	$ 6,424	$ 5,732	$ 5,207

Computation of Earnings Per Share:
Weighted average number of capital stock shares outstanding
Basic	3,076,498	3,098,959	3,124,230
Effect of dilutive employee stock options	90,300	110,047	78,974
Diluted	3,166,798	3,209,006	3,203,204

Earnings Per Share
Basic earnings per share	$ 2.09	$ 1.85	$ 1.67
Diluted earnings per share	$ 2.03	$ 1.79	$ 1.63

Dividends per share	$ 0.84	$ 0.80	$ 0.76

FINANCIAL CONDITION

Assets

The Company’s total assets increased 12% during 2005, ending the year at $748 million. Asset growth continued to be driven by consumer and commercial lending activities.

Loans

Total loans ended the year at $515 million, representing an increase of $66 million, or 15%, compared with year-end 2004. Business lending activity was exceptional during 2005, contributing three-quarters of the year-over-year loan growth.

Lending activities have benefited from the resilience of the local economy, a still-favorable market interest rate environment, and initiatives designed to expand the Bank’s product offerings and attract new customers while continuing to serve its existing customer base.

Consumer loans comprise 58% of the total loan portfolio and principally consist of home mortgages, home equity loans and residential construction loans. The consumer loan portfolio also includes student loans, credit card loans, standby credit loans and installment loans. Secured and unsecured installment loans are provided for boats, new or used automobiles, recreational vehicles, mobile homes and other personal needs.

The Bank serves the small business market throughout downeast and midcoast Maine. It offers business loans to individuals, partnerships, corporations, and other business entities for capital construction, real estate purchases, working capital, real estate development, and a broad range of other business purposes. Business loans are provided primarily to organizations and individuals in the tourist, hospitality, health care, blueberry, boatbuilding, and fishing industries, as well as to other small and mid-size businesses associated with Maine’s coastal communities.

Allowance for Loan Losses

Credit risk is managed through loan officer authorities, loan policies, oversight from the Senior Credit Officer, the Bank’s Senior Loan Officers’ Committee, the Directors’ Loan Committee and the Bank’s Board of Directors. Management follows a policy of continually identifying, analyzing and grading credit risk inherent in the loan portfolio.

The Bank maintains an allowance for loan losses ("allowance"), available to absorb losses on loans. The determination of the allowance and provisioning for estimated losses is evaluated regularly. The allowance is maintained at a level that is, in management’s judgment, deemed appropriate for the amount of risk inherent in the loan portfolio and adequate to provide for estimated losses.

The Bank’s non-performing loans remained at low levels during 2005, ending the year at $868 thousand. The Bank’s loan loss experience showed an improvement during 2005, with net charge-offs amounting to only $182 thousand. Reflecting a sustained trend of strong credit quality, during 2005 the Bank did not record a provision for loan losses, compared with $180 thousand in 2004.

Investment Securities

The securities portfolio continued to serve as a key source of earning assets for the Bank. Investment securities totaled $183 million at December 31, 2005, representing an increase of 4% compared with December 31, 2004.

The securities portfolio is comprised of mortgage-backed securities issued by U.S. Government agencies, U.S. Government-sponsored enterprises, and other corporate issuers.

The portfolio also includes tax-exempt obligations of state and political subdivisions, and obligations of other U.S. Government-sponsored enterprises.

Graphs: Total Assets Total Loans Non-performing Loans

The overall objectives for the securities portfolio include maintaining an appropriate level of liquidity, diversifying earning assets, managing interest rate risk, leveraging the Bank’s strong capital position, and generating meaningful levels of net interest income. The securities portfolio is managed under the policy guidelines established by the Bank’s Board of Directors.

Deposits

The primary source of funding for the Bank’s earning assets continued to be retail deposits, gathered through its network of eleven banking offices throughout downeast and midcoast Maine.

Total deposits ended the year at $446 million, representing an increase of $47 million or 12% compared with December 31, 2004. Deposit growth was principally attributed to certificates of deposit obtained in the national market, as 2005 loan growth outpaced retail deposit growth. Retail deposits increased $11 million during 2005, led by increases in certificates of deposit, NOW accounts and demand deposits, amounting to 11%, 5% and 2%, respectively.

The rate of retail deposit growth lagged historical norms during 2005. Management believes that competition from banks and non-banks intensified as savers and investors sought higher returns in an atmosphere of rising short-term interest rates, and that financial institutions in particular have been aggressive in pricing their deposits in order to fund earning asset growth. Since short-term rates began rising in June 2004, Bank management has exercised restraint with respect to aggressive deposit pricing strategies, and has sought to achieve an appropriate balance between retail deposit growth and wholesale funding levels, while protecting the Bank’s net interest margin and liquidity position.

During the second half of 2005, the Bank launched a variety of new business and personal deposit products, including free checking products, which it believes are highly competitive and designed to satisfy the changing expectations of both individual and business customers.

Borrowings

Borrowed funds principally consist of advances from the Federal Home Loan Bank. The Bank utilizes borrowed funds in leveraging its strong capital position and supporting its earning asset portfolios. Borrowing maturities are managed in concert with the Bank’s asset and liability management strategy and are closely aligned with the ongoing management of balance sheet interest rate risk.

Total borrowings amounted to $240 million at December 31, 2005, representing an increase of 16% compared with the same date in 2004.

Shareholders’ Equity

Consistent with its long-term strategy of operating a sound and profitable organization, the Company continued to be a "well-capitalized" financial institution according to applicable regulatory standards. Management considers this to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth. Historically, most of the Company’s capital requirements have been provided through retained earnings and this continued to be the case during the year ended December 31, 2005.

At December 31, 2005, the Company’s Tier I Leverage Capital ratio was 7.5%,

compared with 5.0% for "well-capitalized" institutions.

Graphs: Total Investment Securities Total Deposits

Graphs: Net Income Earnings Per Share Non-Interest Expense

RESULTS OF OPERATIONS

Net Income

Net income for the year ended December 31, 2005 amounted to $6.4 million, or fully diluted earnings per share of $2.03, compared with $5.7 million or fully diluted earnings per share of $1.79 for the year ended December 31, 2004, representing increases of 12% and 14%, respectively.

The Company’s return on average equity amounted to 11.44% in 2005, compared with 10.58% in 2004.

Net Interest Income

Net interest income is the principal component of the Company’s income stream and represents the difference or spread between interest generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in market interest rates, as well as volume and mix changes in earning assets and interest bearing liabilities, can materially impact net interest income.

Net interest income, on a tax-equivalent basis, amounted to $22.5 million for the year ended December 31, 2005, representing an increase of $1.4 million or 7% compared with 2004. The increase in net interest income was principally attributed to average earning asset growth of $45 million or 7% during the year, and was aided by a relatively unchanged net interest margin, which in 2005 amounted to 3.43% compared with 3.45% in 2004.

Non-interest Income

In addition to net interest income, non-interest income is a significant source of revenue for the Company and an important factor in its results of operations. Non-interest income is principally derived from financial services including trust, investment management and third-party brokerage activities, as well as service charges on deposit accounts, merchant credit card processing fees, net securities gains, and a variety of other miscellaneous product and service fees.

Non-interest income for the year ended December 31, 2005 amounted to $6.4 million, representing a decline of $157 thousand or 2% compared with 2004. The decline in non-interest income was principally attributed to a $404 thousand decline in non-interest income on interest rate swap agreements, offset in part by increases in other revenues. During the third quarter of 2004 the Bank designated its interest rate swap agreements as cash flow hedges and, prospectively from the time of this designation, current period net cash flows representing amounts received from or paid to counter-parties are recorded as interest income. Non-interest income was favorably impacted by 2005 revenue increases generated from net gains on the sale of investment securities, Bank credit card programs, and trust and other financial service fees, amounting to 17%, 11% and 3% respectively.

Non-interest Expense

Non-interest expense for the year ended December 31, 2005 amounted to $19.3 million, representing an increase of $354 thousand or less than 2% compared with 2004. The increase in non-interest expense was principally attributed to a $460 thousand or 5% increase in salaries and employee benefits, reflecting overall increases in the level of employee compensation including incentive compensation, as well as the impact and timing of certain staffing changes during 2004 and 2005. Bank credit card program expenses increased $148 thousand or 12% in 2005, but were offset by a $189 thousand increase in revenue from these programs. All other categories of non-interest expense posted year-over-year declines.

Director Photo

Back Row: Constance M. Shea, Scott G. Toothaker, Dwight L. Eaton, Kenneth E. Smith, Peter Dodge, Clyde H. Lewis, David B. Woodside, Robert C. Carter, Robert B. Phillips, John P. McCurdy.
Front Row: Thomas A. Colwell, Martha T. Dudman, Lauri E. Fernald, Joseph M. Murphy.

Board of Directors

BAR HARBOR BANKSHARES AND BAR HARBOR BANK & TRUST

Thomas A. Colwell,* Deer Isle, ME
President, Colwell Bros., Inc.

Robert C. Carter,* Machias, ME
Owner, Machias Motor Inn

Peter Dodge, Blue Hill, ME
President and Insurance Agent, Peter Dodge Agency d/b/a
Merle B. Grindle Agency and John R. Crooker Agency

Martha T. Dudman,* Northeast Harbor, ME
President of Dudman Communications Corporation,
an author, and a professional fundraising consultant

Dwight L. Eaton,* Brooksville, ME
Retired President and Chief Executive Officer
of the former BTI Financial Group

Lauri E. Fernald, Mt. Desert, ME
Funeral Director and an owner of
Jordan Fernald Funeral Home

Clyde H. Lewis, Sullivan, ME
Vice President and General Manager,
Morrison Chevrolet, Inc.

John P. McCurdy,* Lubec, ME
Retired Owner of McCurdy Fish Company

Joseph M. Murphy,* Mt. Desert, ME
President and Chief Executive Officer of Company

Robert M. Phillips, Sullivan, ME
Consultant for Cherryfield Foods, Maine Wild Blueberry, and Oxford Foods

Constance C. Shea, Mt. Desert, ME
Real Estate Broker and an owner in the
Lynam Real Estate Agency

Kenneth E. Smith,* Bar Harbor, ME
Owner and Innkeeper of Manor House Inn

Scott G. Toothaker, Ellsworth, ME
Principal and Vice President of
Melanson Heath & Co.

David B. Woodside, Bar Harbor, ME
President and General Manager of Acadia Corporation

* Board of Directors Bar Harbor Trust Services

Senior Management Photo

Senior Management

Back Row: Michael W. Bonsey,
David W. Thibault, Joseph M. Murphy,
Stephen M. Leackfeldt, Daniel A. Hurley, III,
Marsha C. Sawyer.
Front Row: Gregory W. Dalton,
Cheryl D.Curtis, Gerald Shencavitz

OUTSTANDING SERVICE TO SHAREHOLDERS At our 2006 Annual Meeting in May, two distinguished directors will retire.

Photo of Dwight Eaton

Dwight L. Eaton has devoted virtually all his adult life to the Company. He served over 35 years as our Senior Trust Officer and a member of senior management before retiring in 2000. He has served our Board since 1988 and has contributed ably to many committees, most notably the Trust Committee which he chaired for several years. Dwight has been a champion of our mission in the communities we serve and he leaves behind an enduring legacy of innovative management and caring customer service.

Photo of John McCurdy

John P. McCurdy of Lubec has served as a Director since 1979 and has been a member of the Loan Committee for many years. John retired from decades of leadership in the fish processing industry and has given our board an important and authentic link to Maine’s working waterfront. We will miss his industry knowledge, candid observations and high spirits.

Bar Harbor Bankshares
Management
Joseph M. Murphy
President &
Chief Executive Officer

Gerald Shencavitz
Chief Financial Officer
&Treasurer

Judith W. Fuller
Corporate Secretary

Bar Harbor Bank & Trust
Management
Joseph M. Murphy
President &
Chief Executive Officer

Gerald Shencavitz
Chief Operating Officer,
Chief Financial Officer
&Senior Vice President

SENIOR VICE
PRESIDENTS
Michael W. Bonsey
Credit Administration

Cheryl D. Curtis
Marketing &Community
Relations

Gregory W. Dalton
Business Banking

Daniel A. Hurley, III
Bar Harbor Trust Services

Stephen M. Leackfeldt
Retail Banking
&Consumer Lending

Marsha C. Sawyer
Human Resources

David W. Thibault
Operations

VICE PRESIDENTS
Richard H. Bansley, III
Information Systems

Marcia T. Bender
Branch Operations

David S. Cohen
Controller &
Assistant Treasurer

Richard E. Dickson
Managed Assets

David B. Doolittle
Business Banking

Vicki L. Hall
Business Banking

Phyllis C. Harmon
Consumer Lending

Wilfred R. Hatt
Business Banking

Maureen T. Lord
Regional Branch Manager

Sonya L. Mitchell
Financial Consultant

Cheryl L. Mullen
Retail Sales and Service
&Branch Administration

Carol J. Pye
Retail and Residential Lending

Andrew X. Sankey
General Services

R. Todd Starbird
Business Banking

Linda B. Stratton
Branch Manager, Deer Isle

David S. Waite
Business Banking

ASSISTANT VICE
PRESIDENTS
Judi L. Anderson
Credit Administration

Steven W. Blackett
Credit Administration

Dawn L. Crabtree
Servicing and Quality Assurance

Audrey H. Eaton
Branch Manager, Ellsworth

Ward R. Grant, III
Compliance

Marjorie E. Gray
Branch Manager, Blue Hill

Derek W. R. Hayes
Business Banking

Barbara F. Hepburn
Human Resources

Bonnie L. LaBelle
Consumer Lending

Carolyn R. Lynch
Internal Audit

Elena M. Martin
Account and Transaction
Processing

J. Paul Michaud
Application Support
and Project Management

Judith L. Newenham
Consumer Lending

Lisa L. Parsons
Regional Branch Manager

OFFICERS
Sonja L. Hubbard
Staff Development

Benjamin M. Ketchen
Business Banking

Russell A. Patton, III
Information Security

Bonnie A. Poland
Retail Banking

Lester L. Porter
Assistant Controller

MANAGERS
Faye M. Allen
Customer Service Manager,
Ellsworth

Amanda B. Ashe
Deposit Services Manager

Kelly S. Blanch
Branch Manager, Lubec

Laura A. Bridges
Servicing and Quality Assurance

Brenda B. Colwell
Training

Brenda J. Condon
Customer Service Manager,
Blue Hill

Linda C. Elliott
Branch Manager,
Winter Harbor

Michelle L. Gamache
Customer Service Manager,
Rockland

Annette J. Guertin
Purchasing Manager

Tara M. Hart
Mortgage Processing Manager

Donna B. Hutton
Customer Service-Direct

Robert J. Lavoie
Information Systems Operations

Deborah A. Maffucci
Accounting

Colleen E. Maynard
Branch Manager, Milbridge

Debra S. Mitchell-Dow
Customer Service Manager,
Bar Harbor

Dawn B. Nason
Account and Transaction
Processing

Debra R. Sanner
Branch Manager,
Southwest Harbor

Terry E. Tracy
Branch Administration

Lisa F. Veazie
Customer Service Manager,
Deer Isle

Rachel I. Pelletier
Consumer Lending

Lisa Mallock-Ross
Mortgage Originator

Ann G. Upham
Mortgage Originator

Bar Harbor Trust Services
Daniel A. Hurley, III
President

Gerald Shencavitz
Chief Financial Officer

Joshua A. Radel
Chief Investment Officer

Joseph M. Pratt
Managing Director
and Trust Officer

VICE PRESIDENTS
Melanie J. Bowden
Trust Officer

Faye A. Geel
Trust Officer

Lara K. Horner
Trust Operations Officer

Sarah C. Robinson
Trust Officer

ASSISTANT VICE
PRESIDENT
Mischelle E. Adams
Trust Officer

OFFICERS
Michael A. Beardsley
Assistant Investment Officer

Julie B. Zimmerman
Trust Officer

Employees (as of February 24, 2006)

Gwen M. Abbott
Susan L. Albee
Deena M. Allen
Stacie J. Alley
June G. Atherton
Vicki J. Austin
Molly J. Baker
Charla F. Bansley
Karen C. Beal
Melynda M. Beal
Donna L. Blankley
Penny S. Brady
Heather J. Bray
Paul J. Bussiere
Antoinette S. Buzzard
Hillary A. Carter
Janice F. Cassidy Patricia M. Chapman
Jyl E. Chase
Jamie L. Church
Theresa L. Colson
Pamela L. Curativo
Laura H. Danielson
Terrence M. Devereaux
Judy A. Driscoll
Julie M. Eaton

Pamela J. Farnsworth
Sharee M. Fitton
Amy N. Foskett
Debra L. Foster
Jason P. Freeman
Shelley E. Gray
Jason K. Gregoire
Susanne M. Griffin
Kelli M. Hall
Kelton I. Hallett
Wanda W. Halpin
Christine L. Harding
Prescilla J. Harper
Nancy B. Hastings
Sharon E. Hobbs
Amy E. Hodgkins
Jeanette L. Howie
Lynn L. Huffman
Tracy L. Hurd
Mistie L. Hutchins
Debra E. Innes
Theresa D. Jameson
Maureen E. Kane
Rebecca H. Kent
Kathryn M. Kief
Whitney E. Kilton

James R. Kurr
Janice E. LaChance
Paula M. Lamoureux
Bonnie S. LeBlanc
Marlene A. Lloyd
Cory C. Long
Virginia L. MacLeod
Carol M. Marshall
Jody C. McFadden
Paula M. Michaud
Kara M. Miller
Melanie D. Moores
Michele L. Morrison
Debra J. Newman
Nicole E. Norton-Daley
Debbie B. Norwood
Nichole D. Norwood
Alexandra Orcutt
Andrea L. Parker
Jane M. Parker
Jon B. Perkins
Jennifer L. Philbrick
Michelle P. Rafferty
Mary C. Ratner
Charles S. Read
Julie A. Redman

Judy A. Richards
Amanda L. Robbins
Jane M. Robinson
Jennifer M. Saunders
Frank J. Schaefer
Debra L. Scott-Henderson
Bridgette M. Shorey
Stacey J. E. Sinford
Colleen H. Smith
Andrea L. Snow
Tyson Starling
Lottie B. Stevens
Sarah E. Strout
Laurie J. Suydam
Peter M. Swanberg
Jennifer A. Torrey
Stephen R. Trader
Timothy F. Tunney
Lindsay A.Ulman
Allyson M. Wallace
Jeffrey M. Warner
Jeanne L. F. Weeks
Lisa M. Young
Melissa M. Zumwalt

(Graphics)

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

800-937-5449

www.amstock.com

INTERNET

Bar Harbor Bank & Trust information, as well as Bar Harbor Bankshares Form 10-K, is available at www.BHBT.com.

ANNUAL MEETING

The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday, May 16th at the Bar Harbor Club located on West Street in Bar Harbor, ME.

PRINTED FINANCIAL INFORMATION

We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares Annual Report to the Securities and Exchange Commission, Form 10-K. The bank will also provide, upon request, Annual Disclosure Statements for Bar Harbor Bank & Trust as of December 31, 2005. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at 207-288-3314.

STOCK EXCHANGE LISTING

Bar Harbor Bankshares common stock is traded on the American Stock Exchange (www.amex.com), under the symbol BHB.

MAILING ADDRESS:

If you need to contact our corporate headquarters office, please write:

Bar Harbor Bankshares

P.O. Box 400

82 Main Street

Bar Harbor, ME 04609

207-288-3314

FORM 10-K ANNUAL REPORT

The Company refers you to its Annual Report on Form 10-K for fiscal year ended December 31, 2005 and appended to this report for detailed financial data, management’s discussion and analysis of financial condition and results of operations, disclosures about market risk, descriptions of the business of the Company and its products and services, and a listing of its executive officers.

(Graphics)

LOGO and slogan

What’s on your horizon?

Corporate Headquarters
& Bar Harbor Branch
82 Main Street
Bar Harbor
288-3314

Blue Hill
21 Main Street
374-5600

Deer Isle
25 Church Street
348-2319

Ellsworth
137 High Street
667-7194

Lubec
68 Washington Street
733-4931

Machias
20 Main Street
255-3372

Milbridge
2 Bridge Street
546-7323

Northeast Harbor 111 Main Street 276-3314 Rockland 245 Camden Street 594-9557 Somesville 1055 Main Street 244-4417 Southwest Harbor 314 Main Street 244-3314 Winter Harbor 385 Main Street 963-5800	Bangor Office One Cumberland Place Suit 100 945-5237 Ellsworth Financial Services Center 135 High Street 667-3883