Form 10-K, Exhibit 13
period 2006-12-31
BAR HARBOR BANKSHARES
filed 2007-03-16
CIK 743367

FRONT COVER

What’s on your horizon?

Bar Harbor Bankshares 2006 Summary Annual Report

Sailboat photograph

INSIDE FRONT COVER

PHOTO OF JOSEPH MURPHY AND TOM COLWELL

Dear Fellow Shareholders:

We are pleased to provide you with our Summary Annual Report for 2006. While this year has presented some of the most difficult challenges for community banks in decades, we are proud of the successes we were able to achieve on your behalf.

The net interest margin pressures created by a flat-to-inverted yield curve have limited the ability of banking companies everywhere, including Bar Harbor Bankshares, to earn the traditional spreads between funding costs and the income generated from earning assets. On the assumption these conditions would be with us for an extended period, during 2006 we focused a good deal of our energies on increasing revenues from sources other than interest income and containing controllable expenses. As our 2006 financial performance shows, these efforts were largely successful.

We are reporting meaningful year-over-year increases in such important corporate performance benchmarks as net income, earnings per share and return on average equity. In a year when many publicly traded community banks were unable to report gains in these measures, we are quite proud of these results.

During 2006, we achieved strong balance sheet growth, particularly with new and expanded business banking relationships. Business banking relationships are a critical source of core deposits, as well as loans, and we have devoted significant resources to sustain our competitiveness in this important arena. This growth reflects our continued momentum in the business banking segment that has been so important to our progress over the past several years. We are especially pleased to note that strong asset quality indicators have continued to accompany this growth.

In March 2006, we opened our twelfth branch in Somesville, on Mount Desert Island, after a whirlwind ninety-day renovation project. We believe this office, our fourth on the island, will enhance our position as the most convenient banking institution in this important market.

Background photo: Carriage Roads, Acadia National Park

PAGE ONE

During 2006, we identified a number of opportunities to increase the quality of service we provide to both our business and individual customers. These opportunities include investing in ongoing training for our team members, simplification of our procedures and the use of enhanced technologies. We began a number of these efforts in 2006 and they will continue in

2007. We are firmly convinced that our customers will reward us with their loyalty if we demonstrate our commitment to continually "raise the bar" of convenient, responsive and caring service.

We are most pleased with the many ways in which our team members have responded to the challenges of the past twelve months. They have done everything we have asked of them with uncommon energy, intelligence and resolve as they gave their all to serve the needs of our customers and shareholders. As always, they also found the time to honor our collective long-term commitment to serve our communities through a remarkable spirit of volunteerism, marked by compassion and generosity.

As shareholders, you have always encouraged us to improve and have rewarded us with your loyalty and confidence. While we expect the difficult business conditions of 2006 to persist through most, if not all, of 2007, we are once again committed to justify your confidence in us by delivering a performance that represents no less than our best.

signature

/s/Joseph M. Murphy

Joseph M. Murphy
President and Chief Executive Officer

signature

/s/Thomas A. Colwell

Thomas A. Colwell
Chairman

Bar Harbor Bankshares
2006 Financial Highlights
Year-Over-Year Results

Diluted Earnings Per Share - $2.20, up 8%
Net Income - $6.9 million, up 7%
Net Interest Income - $21.7 million, down 1%
Non-Interest Income - $6.9 million, up 7%
Non-Interest Expense - $18.7 million, down 3%
Total Assets - $825 million, up 10%
Total Loans - $555 million, up 8%
Total Deposits - $496 million, up 11%

Background photo: Carriage Roads, Acadia National Park

PAGE TWO

Table of Contents

A Focus on Coastal Industry	2
Report of Independent Registered Public Accounting Firm	6
Five-Year Selected Financial Data	7
Consolidated Balance Sheets	8
Consolidated Statements of Income	9
Financial Overview	10
Board of Directors	13
Management Team and Employees	14
Corporate Information	17

a focus on coastal industry

Imagine that you just purchased 100 shares of Bar Harbor Bankshares stock. What exactly did you buy? We believe you invested in life on the coast of Maine...a place with unparalleled natural beauty, vibrant towns, hardworking residents, and spectacular seasons. With a 12-branch 150-mile wingspan along the coast from Lubec to Rockland, Bar Harbor Bank & Trust is committed to Maine life. All of our branches are within one-half mile of salt water, and as a result we are fortunate to specialize in serving coastal communities – the families, the businesses, and the visitors that flock to our towns each summer. Because we believe coastal Maine is a fascinating place to do business, in this year’s report, we share with you some notable facts about three industries that help make the economy of our coast unique: tourism, lobstering, and blueberry farming. We hope that in reading these pages, you’ll get to know us and our region a bit better.

A Great Place to Visit

With over 2,000 islands, 3,500 miles of coastline, 32,000 miles of rivers and streams, and 6,000 lakes and ponds, Maine is a magnet for visitors from all over the world. Roughly 9 million overnight trips and 35 million day trips occur annually. Maine’s coastal tourist season begins in late May and continues through mid-October, with 52% of overnight trips occurring July through September and only 8% January through

Background photo: Cadillac Mountain summit, highest point on the North Atlantic seaboard

INDUSTRY

F A C T S

PAGE THREE

PHOTO OF TOURISTS ON BAR HARBOR MAIN STREET

March. In many coastal towns, the contrast between summer and winter is astounding. On cool summer nights, stores and restaurants are open late into the evening and sidewalks are packed with people. On a winter day at 4:00 p.m., darkness has set in and the streets are quiet. We welcome this change of pace.

After the hectic summer months, winters give us an opportunity to reconnect with our business customers and plan for the next busy season. Tourism plays a vital role in Maine’s economy. U.S. visitors directly and indirectly generate nearly $14 billion in sales of goods and services, 176,600 jobs and $3.8 billion in payroll each year. Revenues from domestic tourism total over $500 million annually in state and local taxes. Tourism supports countless hotels, motels, inns, restaurants, retail stores, and tour operators. It also helps keep our historical and cultural sites vibrant, and contributes to the conservation and maintenance of our natural wonders.

Enjoy a Tasty Meal While You’re Here

Few who visit or live in Maine would turn down a lobster dinner. Low in calories, saturated fats, and cholesterol, lobsters are a healthy meal choice. Until the early 1800s, lobsters were gathered by hand along the shoreline. They were so plentiful and cheap along the Maine coast that farmers crushed them for fertilizer and prison wardens fed them to inmates. Back then it wasn’t unusual to come across lobsters three to four feet long, weighing up to 45 pounds. Over time, as lobster became popular on menus in the nation’s finest restaurants the value of the catch increased and in the 1840s Maine established its first commercial lobster fishery.

Today Maine is the largest lobster-producing state in the nation and the industry contributes significantly to the state's economy. The 2006 catch totaled 67 million pounds, worth over $272 million. Lobstering provides a livelihood for nearly 7,500 lobstermen and women as well as boat builders, marine outfitters, processors, retailers, and restaurants.

PHOTO OF LOBSTER TRAPS, BOUYS, BOAT

Maine takes its lobsters very seriously and has created special laws designed to keep the harvest sustainable. Minimum and maximum size restrictions protect both juveniles and the large, healthy breeding stock. Maine is the only state to protect its resource in this way. If a

(Bottom of page in "Facts" section)

Lobsters can grow to three feet or more in overall body length and it’s believed the maximum attainable age may approach 100 years. However, even surviving to legal size (around one pound) is not quick or easy for a lobster. A fertile female lobster carries approximately 10,000 pinhead-sized eggs, internally for nine to 12 months and then externally attached to the underside of her tail for another nine to 12 months. Hatched larvae float near the surface, where they are extremely vulnerable to predators.  After four to six weeks those that survive settle to the ocean floor to continue developing. It takes five to seven years for a lobster to grow to legal size and it is estimated that less than 1% will likely survive that long.

PAGE FOUR

female with visible eggs on her tail is trapped, the harvester notches her tail and releases her. This identifies her as a breeder. Lobsters with notched tails must be returned to the water even if they’re not showing eggs. Trap limits, restrictions on numbers of new licenses, and an apprenticeship program for new harvesters also help preserve the stock. Harvesting in Maine is by traps only—no diving or dragging is allowed. Traps must have escape hatches for small lobsters and a biodegradable hatch so lobsters can break free in case a trap is lost. If a sub-legal sized lobster is unable to escape, it must be released when the trap is hauled. Thanks to our local harvesters for upholding these practices, which help to ensure the lobster fishery will remain a powerful economic force for Maine.

With Blueberry Pie for Dessert
Maine produces over 90% of America’s wild blueberries, with a 2006 annual harvest of 74.6 million pounds, worth around $60 million from more than 60,000 acres of land. Wild blueberries are not planted or cultivated. They have been growing naturally in the highly acidic soil of Maine’s glacial barrens for around 14,000 years. Although no planting is necessary, blueberry growers tend their crops and encourage them to grow in a healthy and sustainable way, many on land their families have owned for generations.

At the height of the late-summer blueberry season, thousands of workers harvest fields using short-handled metal rakes. Incidentally, the original blueberry rake was created by Downeast Mainer, Abijah Tabbutt, over 100 years ago. Larger growers now use machines to harvest 75-80% of their fields, resulting in a lower harvesting cost and allowing for 24-hour harvesting. Night harvesting helps to bring in the fruit at peak ripeness.

PHOTO OF BLUEBERRIES

Wild blueberries have a two-year growth cycle, with bushes producing berries only every other year. Growers often split their fields so they can have a harvest each year. While part of the land is in a production year, the other part is in a pruned year. The two-year cycle starts after the harvest. Plants are pruned by mowing or burning, and in late fall or early spring, fresh stems appear and buds develop for the blossoms that will become berries the following year.

A USDA study conducted by the Human Nutrition Center on Aging at Tufts University in 1998, ranked the blueberry #1 in antioxidant activity among 40 fruits and vegetables tested. The tiny blueberry is able to neutralize free radicals that can lead to cancer and heart disease. Blueberries also contain vitamins A and C, zinc, potassium, iron, calcium and magnesium, and are high in fiber and low in calories. This impressive nutritional punch is retained even after freezing so the blueberry’s health benefits can be enjoyed year round.

INDUSTRY FACTS

Because of the need for fruit to prevent scurvy in Union troops, many of Maine’s sardine canning Factories became blueberry canning facilities during the Civil War. After the war ended, troops from other states had developed a taste for blueberries and the industry continued to grow.

PAGE FIVE

LARGE FULL-PAGE PHOTO OF LOBSTER BOAT WITH TRAPS IN BACKGROUND

PAGE SIX

Bar Harbor Bankshares and Subsidiaries

5 - Y E A R SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the last five years.
(in thousands, except share data)

	2006	2005	2004	2003	2002
Balance Sheet Data

Total assets	$824,877	$747,945	$666,811	$583,746	$553,818
Total investment securities	213,252	183,300	176,337	158,387	160,371
Total loans	555,099	514,866	448,478	383,408	351,535
Allowance for loan losses	(4,525)	(4,647)	(4,829)	(5,278)	(4,975)
Total deposits	496,319	445,731	398,272	339,080	322,015
Total borrowings	260,712	239,696	206,923	186,431	170,501
Total shareholders' equity	61,051	56,104	56,042	53,115	53,836
Average assets	788,557	689,644	646,205	560,837	518,939
Average shareholders' equity	57,579	56,132	54,200	53,924	52,813

Results Of Operations

Interest and dividend income	$ 46,145	$ 37,195	$ 31,922	$ 30,493	$ 32,352
Interest expense	24,449	15,336	11,545	11,075	12,775
Net interest income	21,696	21,859	20,377	19,418	19,577
Provision for loan losses	131	---	180	540	1,100
Net interest income after provision for loan losses	21,565	21,859	20,197	18,878	18,477

Non-interest income	6,876	6,415	6,572	7,074	6,322
Non-interest expense	18,677	19,268	18,914	18,853	18,245

Income before income taxes	9,764	9,006	7,855	7,099	6,554
Income taxes	2,885	2,582	2,123	1,892	1,742

Net income before cumulative effect of accounting change	6,879	6,424	5,732	5,207	4,812
Less: cumulative effect of change in accounting for goodwill, net of tax	---	---	---	---	247
Net income	$ 6,879	$ 6,424	$ 5,732	$ 5,207	$ 4,565

Earnings Per Share:
Basic before cumulative effect of accounting change	$ 2.26	$ 2.09	$ 1.85	$ 1.67	$ 1.49
Cumulative effect of change in accounting for goodwill, net of tax	---	---	---	---	(0.07)
Basic after cumulative effect of change in accounting for goodwill, net of tax	$ 2.26	$ 2.09	$ 1.85	$ 1.67	$ 1.42

Diluted before cumulative effect of accounting change	$ 2.20	$ 2.03	$ 1.79	$ 1.63	$ 1.47
Cumulative effect of change in accounting for goodwill, net of tax	---	---	---	---	(0.07)
Diluted after cumulative effect of accounting change	$ 2.20	$ 2.03	$ 1.79	$ 1.63	$ 1.40

Return on total average assets	0.87%	0.93%	0.89%	0.93%	0.88%
Return on total average equity	11.95%	11.44%	10.58%	9.66%	8.64%
Average equity to average assets	7.30%	8.14%	8.39%	9.61%	10.18%

Dividend payout ratio	40.12%	40.23%	43.25%	45.60%	53.34%

Refer to the Bar Harbor Bankshares 2006 Annual Report on Form 10-K for a complete set of consolidated financial statements, including information covering stock prices, dividends, and outstanding shares. This applies to all data on pages 8-12.

PAGE SEVEN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG Logo

To the Board of Directors and Shareholders

Bar Harbor Bankshares:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows, for each of the years in the three-year period ended December 31, 2006 (not appearing herein); and in our report dated March 9, 2007, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to the Company’s adoption of Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"as of January 1, 2006.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2006 and 2005 and consolidated statements of income for each of the years in the three-year period ended December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/KPMG LLP

Albany, New York
March 9, 2007

PAGE EIGHT

Bar Harbor Bankshares and Subsidiaries

CONSOLIDATED

BALANCE SHEETS

December 31, 2006 and 2005
(in thousands, except share data)
	2006	2005
Assets
Cash and due from banks	$ 11,838	$ 10,994
Overnight interest bearing money market funds	7,709	3,006
Total cash and cash equivalents	19,547	14,000
Securities available for sale, at fair value	213,252	183,300
Investment in Federal Home Loan Bank stock	11,849	11,324
Loans	555,099	514,866
Allowance for loan losses	(4,525)	(4,647)
Loans, net of allowance for loan losses	550,574	510,219
Premises and equipment, net	11,368	11,785
Goodwill	3,158	3,158
Bank owned life insurance	6,116	5,945
Other assets	9,013	8,214
TOTAL ASSETS	$824,877	$747,945

Liabilities
Deposits
Demand deposits	$ 53,872	$ 55,451
NOW accounts	63,588	66,965
Savings and money market deposits	164,213	133,113
Time deposits	132,285	129,816
Brokered time deposits	82,361	60,386
Total deposits	496,319	445,731
Short-term borrowings	175,246	131,338
Long-term debt	85,466	108,358
Other liabilities	6,795	6,414
TOTAL LIABILITIES	763,826	691,841

Shareholders' equity
Capital stock, par value $2.00; authorized 10,000,000 shares; issued 3,643,614 shares at December 31, 2006 and December 31, 2005	7,287	7,287
Surplus	4,365	4,002
Retained earnings	59,340	55,181
Accumulated other comprehensive income (loss)
Adjustment from adoption of SFAS No. 158, net of tax of $80	156	---
Net unrealized depreciation on securities available for sale, net of tax of $351 and $361 at December 31, 2006 and December 31, 2005, respectively	(680)	(1,225)
Net unrealized depreciation on derivative instruments, net of tax of $221 and $265 at December 31, 2006 and December 31,2005, respectively	(429)	(513)
Less: cost of 596,169 and 583,655 shares of treasury stock at December 31, 2006 and December 31, 2005, respectively	(8,987)	(8,628)

TOTAL SHAREHOLDERS' EQUITY	61,051	56,104

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$824,877	$747,945

PAGE NINE

Bar Harbor Bankshares and Subsidiaries

CONSOLIDATED

STATEMENTS of INCOME

Years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)
	2006	2005	2004
Interest and dividend income:
Interest and fees on loans	$ 35,388	$ 29,553	$ 24,067
Interest and dividends on securities and other earning assets	10,757	7,642	7,855
Total interest and dividend income	46,145	37,195	31,922

Interest expense:
Deposits	13,039	6,941	4,409
Short-term borrowings	6,359	2,648	1,026
Long-term debt	5,051	5,747	6,110
Total interest expense	24,449	15,336	11,545

Net interest income	21,696	21,859	20,377
Provision for loan losses	131	---	180
Net interest income after provision for loan losses	21,565	21,859	20,197

Non-interest income:
Trust and other financial services	2,096	1,992	1,929
Service charges on deposit accounts	1,559	1,390	1,463
Other service charges, commissions and fees	222	247	236
Credit card service charges and fees	1,812	1,876	1,687
Net securities gains	755	580	497
Net income on interest rate swap agreements	---	---	404
Other operating income	432	330	356
Total non-interest income	6,876	6,415	6,572

Non-interest expenses:
Salaries and employee benefits	9,292	9,795	9,335
Occupancy expense	1,303	1,168	1,170
Furniture and equipment expense	1,844	1,664	1,716
Credit card expenses	1,314	1,397	1,249
Other operating expense	4,924	5,244	5,444
Total non-interest expenses	18,677	19,268	18,914

Income before income taxes	9,764	9,006	7,855
Income taxes	2,885	2,582	2,123

Net income	$ 6,879	$ 6,424	$ 5,732

Computation of Earnings Per Share:
Weighted average number of capital stock shares outstanding
Basic	3,049,777	3,076,498	3,098,959
Effect of dilutive employee stock options	72,048	90,300	110,047
Diluted	3,121,825	3,166,798	3,209,006

Basic earnings Share	$ 2.26	$ 2.09	$ 1.85
Diluted earnings per share	$ 2.20	$ 2.03	$ 1.79

Dividends per share	$0.905	$0.840	$0.800

PAGE TEN

2006

Bar Harbor Bankshares and Subsidiaries

FINANCIAL OVERVIEW

Financial Condition

Assets: The Company’s total assets increased $77 million or10% during 2006, ending the year at $825 Million. Asset growth continued to be driven by lending activities.

Loans: Total loans ended the year at $555 million, representing an increase of $40 million, or 8%, compared with year-end 2005. Business lending activity continued at a strong pace during 2006, contributing nearly two-thirds of the year-over-year loan growth.

Lending activities have benefited from a relatively stable local economy, a still-favorable market interest rate environment, and initiatives designed to expand the Bank’s product offerings and attract new customers while continuing to serve its existing customer base.

Consumer loans comprised 56% of the total loan portfolio and principally consisted of home mortgages, home equity loans and residential construction loans.

TOTAL LOANS CHART

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

Allowance for Loan Losses: The Bank maintains an allowance for loan losses ("allowance"), available to absorb losses on loans. The determination of the allowance and provisioning for estimated losses is evaluated regularly. The allowance is maintained at a level that is, in management’s judgment, deemed appropriate for the amount of risk inherent in the loan portfolio and adequate to provide for estimated losses.

The Bank’s non-performing loans remained at low levels during 2006, ending the year at $628 thousand or 0.11% of total loans, compared with $868 thousand or 0.17% at December 31, 2005.

The Bank’s loan loss experience continued at low levels during 2006, with net charge-offs amounting to $253 thousand, or net charge-offs to average loans outstanding of 0.05%, compared with $182 thousand, or net charge-offs to average loans outstanding of 0.04% in 2005. The provision for loan losses totaled $131 thousand in 2006, compared with no provision in 2005, principally reflecting growth in the Bank's loan portfolio.

TOTAL INVESTMENT SECURITIES CHART                              NET INCOME CHART

Investment Securities: The securities portfolio continued to serve as a key source of earning assets for the Bank. Total securities ended the year at $213 million, representing an increase

PAGE ELEVEN

of $30 million or 16% compared with year-end 2005. During 2006, market yields showed meaningful improvement, with the 5-year U.S. Treasury note climbing to a five year high, presenting opportunities for increasing the Bank’s earning assets and generating higher levels of net interest income.

The securities portfolio is comprised of mortgage-backed securities issued by U.S. Government agencies, U.S. Government-sponsored enterprises, and other corporate issuers. The portfolio also includes tax-exempt obligations of state and political subdivisions, and obligations of other U.S. Government-sponsored enterprises.

The overall objectives for the securities portfolio include maintaining appropriate liquidity reserves, diversifying earning assets, managing interest rate risk, leveraging the Bank’s strong capital position, and generating meaningful levels of net interest income.

Deposits: The primary source of funding for the Bank’s earning assets continued to be retail deposits, gathered through its network of twelve banking offices throughout downeast and midcoast Maine.

TOTAL RETAIL DEPOSITS CHART

Total deposits ended the year at $496 million, representing an increase of $51 million or 11% compared with year-end 2005. Deposit growth was supplemented with $22 million in certificates of deposit obtained in the national market, as the Bank’s earning asset growth outpaced retail deposit growth. Total retail deposits ended the year at $414 million, representing an increase of $29 million, or 7%, compared with year-end 2005. Money market accounts led the overall growth in retail deposits, which was principally attributed to the introduction of a new variable rate money market account in early 2006.

Borrowings: Borrowed funds principally consist of advances from the Federal Home Loan Bank. The Bank utilizes borrowed funds in leveraging its strong capital position and supporting its earning asset portfolios. Borrowing maturities are managed in concert with the Bank’s asset and liability management strategy and are closely aligned with the ongoing management of balance sheet interest rate risk.

Total borrowings ended the year at $261 million, representing an increase of $21 million, or 9%, compared with year-end 2005.

Shareholders’ Equity: Consistent with its long-term strategy of operating a sound and profitable organization, the Company continued to be a "well-capitalized" financial institution according to applicable regulatory standards. Management considers capital strength to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth.

At December 31, 2006, the Company’s Tier I Leverage Capital ratio was 7.34%, compared with 5.00% for "well-capitalized" institutions. Total shareholders’ equity ended the year at $61 million, representing an increase of $5 million, or 9%, compared with year-end 2005.

Results of Operations

Net Income: Net income for the year ended December 31, 2006 amounted to $6.9 million, or fully diluted earnings per share of $2.20, compared with $6.4 million or fully diluted earnings per share of $2.03 for the year ended December 31, 2005, representing increases of 7% and 8%, respectively.

TOTAL INVESTMENT SECURITIES CHART                  NET INCOME CHART

PAGE TWELVE

The Company’s return on average equity amounted to 11.95% in 2006, compared with 11.44% in 2005.

Net Interest Income: Net interest income is the principal component of the Company’s income stream and represents the difference or spread between interest generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in market interest rates, as well as volume and mix changes in earning assets and interest bearing liabilities, can materially impact net interest income.

Net interest income, on a tax equivalent basis, amounted to $22.4 million in 2006, representing a decline of $140 thousand, or less than 1% compared with 2005. The decline in net interest income was principally attributed to a 47 basis point decline in the net interest margin, which in 2006 amounted to 2.96%. As is widely the situation throughout the banking industry, the decline in the net interest margin was largely attributed to the seventeen consecutive increases in short-term interest rates by the Federal Reserve Bank from June 2004 to June 2006 and a flat-to-inverted yield curve throughout 2006, the impact of which has caused the Bank’s funding costs to increase at a faster pace than the yield on its earning asset portfolios.

Non-interest Income: In addition to net interest income, non-interest income is a significant source of revenue for the Company and an important factor in its results of operations.

Non-interest income is principally derived from financial services including trust, investment management and third-party brokerage activities, as well as service charges on deposit accounts, merchant credit card processing fees, realized securities gains, and a variety of other miscellaneous product and service fees.

Non-interest income for the year ended December 31, 2006 amounted to $6.9 million, representing an increase of $461 thousand or 7% compared with 2005. The increase in non-interest income was led by a $175 thousand or 30% increase in net realized gains on the sale of securities. Service charges on deposit accounts also contributed heavily to these results, posting an increase of $169 thousand, or 12%, compared with 2005.

Non-interest Expense: Non-interest expense for the year ended December 31, 2006 amounted to $18.7 million, representing a decline of $591 thousand or 3% compared with 2005. The decline in 2006 non-interest expense was principally attributed to a $503 thousand or 5% decline in salaries and employee benefits, which was achieved though a variety of factors including: lower levels of employee health insurance costs in 2006 due to favorable claims experience; changes to employee insurance programs; changes in overall staffing levels and mix; lower levels of incentive compensation, and certain employee severance costs recorded in 2005.

Non-interest expense was favorably impacted by declines in a wide variety of other operating expense categories. For the year ended December 31, 2006, other operating expenses declined $320 thousand, or 6%.

Non-interest expense also reflects the January 1, 2006 adoption of Statement of Financial Accounting Standards 123 (Revised), "Share-Based Payment," which mandated the expensing of the Company’s stock options. In 2006, the Company recognized $147 thousand of share-based compensation in salaries and employee benefits expense.

RETURN ON AVERAGE ASSETS CHART

NON-INTEREST INCOME CHART                          NON-INTEREST EXPENSE CHART

PAGE THIRTEEN

board of directors...

PHOTO OF BOARD

Pictured (l-r): Fernald, Dodge, Phillips, Toothaker, Dudman, Hannah, Colwell, Murphy, Shea, Smith, Dearborn, Woodside, Lewis, Carter

Thomas A. Colwell, Deer Isle, ME
Retired President, Colwell Bros., Inc

Robert C. Carter, Machias, ME
Former owner of Machias Motor Inn; Owner of Carter Enterprises

Jacquelyn S. Dearborn, Holden, ME
Mediator for the Ellsworth and Bangor court systems; Accounts Manager in the law office of Joel A. Dearborn, Sr.

Peter Dodge, Blue Hill, ME
President, Insurance Agent, and majority owner of Peter Dodge Agency d/b/a Merle B. Grindle Agency, John R. Crooker Agency, and The Endicott Agency

Martha T. Dudman, Northeast Harbor, ME
President of Dudman Communications Corporation, an author, and a professional fundraising consultant

Lauri E. Fernald, Mt. Desert, ME
Funeral Director and an owner of Jordan-Fernald Funeral Home

Gregg S. Hannah, CFA, Surry, ME
Former Secretary and Treasurer of Hannah & Associates, Inc. and past Associate Professor of Business Management at Nichols College

Clyde H. Lewis, Sullivan, ME
Vice President, General Manager, and an owner of Morrison Chevrolet, Inc.

Joseph M. Murphy, Mt. Desert, ME
President and Chief Executive Officer of Bar Harbor Bankshares

Robert M. Phillips, Sullivan, ME
Consultant for Cherryfield Foods, Maine Wild Blueberry,and Oxford Foods

Constance C. Shea, Mt. Desert, ME
Real Estate Broker and an owner in the Lynam Real Estate Agency

Kenneth E. Smith, Bar Harbor, ME
Owner and Innkeeper of Manor House Inn

Scott G. Toothaker, CPA, Ellsworth, ME
Principal and Vice President of Melanson Heath & Co.

David B. Woodside, Bar Harbor, ME
President and General Manager of Acadia Corporation

senior management...

(front, l-r): Dalton, Curtis, Shencavitz, Sawyer; (back, l-r): Hurley, Thibault, Murphy, Leackfeldt, Bonsey

PHOTO OF SENIOR MANAGEMENT

"I believe an investment in Bar Harbor Bankshares is a
proxy for investment in American small business."
Joseph Murphy, President & CEO

PAGE FIFTEEN

BAR HARBOR
BANKSHARES
MANAGEMENT
Joseph M. Murphy
President & Chief Executive Officer

Gerald Shencavitz
Chief Financial Officer & Treasurer

David S. Cohen
Assistant Treasurer

Judith W. Fuller
Corporate Secretary

BAR HARBOR BANK &
TRUST MANAGEMENT
Joseph M. Murphy
President & Chief Executive Officer

Gerald Shencavitz
Chief Operating Officer, Chief
Financial Officer & Senior Vice
President

SENIOR VICE PRESIDENTS
Michael W. Bonsey
Credit Administration

Cheryl D. Curtis
Marketing, Research & Community
Relations

Gregory W. Dalton
Business Banking

Daniel A. Hurley, III
Bar Harbor Trust Services

Stephen M. Leackfeldt
Retail Banking & Consumer Lending

Marsha C. Sawyer
Human Resources

David W. Thibault
Operations

VICE PRESIDENTS

Richard H. Bansley, III
Information Systems

Marcia T. Bender
Branch Operations

Penny L. Carter
Retail & Residential Lending

David S. Cohen
Controller & Assistant Treasurer

Dawn L. Crabtree
Operations

David B. Doolittle
Business Banking

Ward A. Grant, II
Corporate Compliance

Vicki L. Hall
Business Banking

Wilfred R. Hatt
Business Banking

Derek W. R. Hayes
Business Banking

Maureen T. Lord
Regional Branch Manager

Carolyn R. Lynch
Internal Audit

Sonya L. Mitchell
Financial Consultant

Cheryl L. Mullen
Retail Sales & Service & Branch
Administration

Carol J. Pye
Retail & Residential Lending

Andrew X. Sankey
General Services

R. Todd Starbird
Business Banking

Linda B. Stratton
Deer Isle Branch

ASSISTANT VICE
PRESIDENTS
Judi L. Anderson
Credit Administration

Steven W. Blackett
Credit Administration

Audrey H. Eaton
Ellsworth Branch

Marjorie E. Gray
Blue Hill Branch

Barbara F. Hepburn
Human Resources

Bonnie L. LaBelle
Consumer Lending

Elena M. Martin
Electronic Banking Support

J. Paul Michaud
Application Support & Project
Management

Judith L. Newenham
Consumer Lending

Lisa L. Parsons
Regional Branch Manager

Russell A. Patton
Information Security

Leita K. Zeugner
Deposit Services

OFFICERS
Stacie J. Alley
Managed Assets

Benjamin M. Ketchen
Business Banking

Robert J. Lavoie
Information Systems

Bonnie A. Poland
Retail Banking

Lester L. Porter
Assistant Controller

MANAGERS
Michelle L. Benner
Rockland Customer Service

Laura A. Bridges
Servicing & Quality Assurance

Brenda B. Colwell
Training

Brenda J. Condon
Blue Hill Customer Service

Linda C. Elliott
Winter Harbor Branch

Annette J. Guertin
Purchasing

Tara M. Hart
Mortgage Processing

Donna B. Hutton
Customer Service-Direct

Deborah A. Maffucci
Finance & Accounting

Colleen E. Maynard
Southwest Harbor Branch

Debra S. Mitchell-Dow
Bar Harbor Customer Service

Rachel I. Pelletier
Milbridge Branch

Anne M. Pennell
Machias Branch

Catherine M. Planchart
Community Relations

Debra R. Sanner
Ellsworth Customer Service

Terry E. Tracy
Branch Administration

Lisa F. Veazie
Deer Isle Customer Service

Robin Sue Tapley
Human Resources

Ann G. Upham
Mortgage Originator

BAR HARBOR TRUST
SERVICES
Daniel A. Hurley, III
President

Gerald Shencavitz
Chief Financial Officer

Joshua A. Radel
Chief Investment Officer

Joseph M. Pratt
Managing Director & Trust Officer

VICE PRESIDENTS
Melanie J. Bowden
Trust Officer

Faye A. Geel
Trust Officer

Sarah C. Robinson
Trust Officer

ASSISTANT VICE
PRESIDENT
Mischelle E. Adams
Trust Officer

OFFICER
Julie B. Zimmerman
Trust Officer

PAGE SIXTEEN

E M P L O Y E E S
(As of February 28, 2007)

Gwen M. Abbott
Susan L. Albee
Deena M. Allen
Faye M. Allen
Holly M. Andrews
June G. Atherton
Vicki J. Austin
Molly J. Baker
Charla F. Bansley
Karen C. Beal
Melynda M. Beal
Kelly S. Blanch
Donna L. Blankley
Penny S. Brady
Paul J. Bussiere
Hilary A. Carter
Janice F. Cassidy
Jyl E. Chase
Jamie L. Church
Theresa L. Colson
Pamela L. Curativo
Laura H. Danielson
Brittany N. Davis
Sharon J. Davis
Judy Ann Driscoll

Julie M. Eaton
Rebecca H. S. Emerson
Pamela J. Farnsworth
Sharee M. Fitton
Amy N. Foskett
Debra L. Foster
Ashlee R. Fountaine
Jason P. Freeman
Erica N. Goggin
Shelley E. Gray
Susanne M. Griffin
Rosemary Gsell
Kelli M. Hall
Kelton I. Hallett
Christine L. Harding
Casey E. Hardwick
Prescilla J. Harper
Nancy B. Hastings
Ivy M. Heal
Sharon E. Hobbs
Jeanette L. Howie
Lynn L. Huffman
Debra E. Innes
Theresa D. Jameson
Gregory S. Jones
Maureen E. Kane
Rebecca H. Kent
Kathryn M. Kief	Janice E. LaChance
Paula M. Lamoureux
Bonnie S. LeBlanc
Michelle M. Leighton
Susan M. Lewis
Marlene A. Lloyd
Jonathan W. Long
Wendy R. MacLaughlin
Virginia L. MacLeod
Carol M. Marshall
Jody C. McFadden
Paula M. Michaud
Kara M. Miller
Michele L. Morrison
Dawn B. Nason
Debra J. Newman
Nicole E. Norton-Daley
Debbie B. Norwood
Nichole D. Norwood
Alexandra Orcutt
Andrea L. Parker
Jane M. Parker
Jon B. Perkins
Amy E. Phillips
Vileta M. Pinkham
Michelle P. Rafferty
Mary C. Ratner
Charles S. Read
Julie A. Redman
Judy A. Richards
Amanda L. Robbins
Stacie L. Roberson
Jane M. Robinson
Jennifer M. Saunders
Frank J. Schaefer
Debra L. Scott-Henderson
Bridgette M. Shorey
Stacey J. E. Sinford
Andrea L. Snow
Angela M. Stanley
Tyson Starling
Lisa L. Stone
Laurie J. Suydam
Peter M. Swanberg
Danielle E. Tarvis
Bristol N. Timmons
Jennifer A. Torrey
Brenda D. Tripp
Lindsay A. Ulman
Allyson M. Wallace
Christine A. Walsh
Jeffrey M. Warner
Jeanne L. F. Weeks
Marguerite R. Williams
Lisa Marie Young

PHOTO OF KAYAKER

many thanks...Photos by Peter Travers.

PAGE SEVENTEEN

CORPORATE

I N F O R M A T I O N

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

SHAREHOLDER ASSISTANCE
Questions concerning your shareholder account, including change of address forms, records or information about lost certificates or dividend checks, should be directed to our transfer agent:
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
800-937-5449 / www.amstock.com

INTERNET
Bar Harbor Bank & Trust information, as well as Bar Harbor Bankshares Form 10-K, is available at www.BHBT.com

ANNUAL MEETING
The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday May 15, 2007 at the Bar Harbor Club located on West Street in Bar Harbor, Maine.

PRINTED FINANCIAL INFORMATION
We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares Annual Report to the Securities and Exchange Commission on Form 10-K. The Bank will also provide, upon request, Annual Disclosure Statements for Bar Harbor Bank & Trust as of December 31, 2006. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at 207-288-3314.

STOCK EXCHANGE LISTING
Bar Harbor Bankshares common stock is traded on the American Stock Exchange (www.amex.com), under the symbol BHB.

MAILING ADDRESS
If you need to contact our corporate headquarters office, please write:

Bar Harbor Bankshares
Post Office Box 400
82 Main Street
Bar Harbor, Maine 04609-0400
207-288-3314 • 888-853-7100

FORM 10-K ANNUAL REPORT
The Company refers you to its Annual Report on Form 10-K for fiscal year ended December 31, 2006 and appended to this report for detailed financial data, management’s discussion and analysis of financial condition and results of operations, disclosures about market risk, descriptions of the business of the Company and its products and services, and a listing of its executive officers.

BACK COVER

Bar Harbor
82 Main Street
288-3314

Blue Hill
21 Main Street
374-5600

Deer Isle
25 Church Street
348-2319

Ellsworth
137 High Street
667-7194

Lubec
68 Washington Street
733-4931

Machias
20 Main Street
255-3372

Milbridge
2 Bridge Street
546-7323

Northeast Harbor
111 Main Street
276-3314

Rockland
245 Camden Street
594-9557

Somesville
1055 Main Street
244-4417

Southwest Harbor
314 Main Street
244-3314

Winter Harbor
385 Main Street
963-5800

Bangor Office
One Cumberland Place, Suite 100
945-5237

Ellsworth Financial Services Center
135 High Street
667-3883

Bankshares Logo

Sailboat photograph from front cover wraps around to back cover.