Form 10-K, Exhibit 13
period 2007-12-31
BAR HARBOR BANKSHARES
filed 2008-03-17
CIK 743367

Front Cover

TEAM BANKSHARES
COLLABORATION FOR RESULTS

(Photo for first page) (Photo for first page)

2007 SUMMARY

ANNUAL REPORT

(Inside front cover)

FINANCIAL
HIGHLIGHTS
(year-over-year results)

Total Assets	$889 million, up 7.8%	Diluted Earnings Per Share	$2.30, up 4.5%

Total Loans	$580 million, up 4.4%	Shareholders’ Equity	$66 million, up 8.1%

Total Deposits	$539 million, up 8.6%	Tangible Book Value	$20.88 per share,
up10.3%
Net Income	$7.2 million, up 4.0%

Photos by Ned Johnston

TABLE OF
CONTENTS

(Photographs of employees)

Letter to the Shareholders	2
Collaboration for Results	4
Five Year Selected Financial Data	14
Report of Independent Registered Public Accounting Firm	15
Consolidated Balance Sheets	16
Consolidated Statements of Income	17
Financial Overview	18
Board of Directors	22
Management and Staff	23
Corporate Information	24

(Page 2)

LETTER TO THE
SHAREHOLDERS
THOMAS A. COLWELL, CHAIRMAN OF THE BOARD AND JOSEPH M. MURPHY, PRESIDENT AND CEO	(PHOTOGRAPH)

Dear Fellow Shareholders:

We are pleased to provide you with our Summary Annual Report for 2007. The news in the financial press throughout 2007 was almost uniformly gloomy for financial institutions due to global and national concerns over subprime loans, collapsing margins, declining liquidity, and weakening credit ratings. In this context, we are quite proud of the progress we made in 2007 despite the headwinds faced by virtually every bank.

For 2007, despite a contrary national trend among publicly held banks, we are delighted to report welcome increases in net income and diluted earnings per share.

For Bar Harbor Bankshares (BHB) and its subsidiary, Bar Harbor Bank & Trust (the "Bank"), the primary source of earnings remains net interest income, the difference between the interest rates the Bank pays for its funds and the rates it is able to collect from its borrowers and investments. For the past two years, this interest rate differential has been under severe pressure due in part to the Federal Reserve’s monetary policy. As a result, the Bank, like most financial institutions, has faced diminishing margins.

At BHB, we reacted to this margin challenge by partially restructured our balance sheet in 2007 by selling over $43 million in low-yielding securities and by retiring an equal amount of higher priced borrowings. This action, while diminishing our results in the first quarter of 2007, enabled the Bank to enjoy both a more productive interest income run rate as well as an opportunity to reinvest in higher yielding securities when the market presented an opportunity, which it did. Later in the year, we also achieved immediate benefits from the Federal Reserve’s long anticipated short-term rate cuts. As our balance sheet was "liability sensitive," our interest margin widened with each Federal Reserve rate reduction. As a result of these factors, we are pleased to report a significant increase in net interest income for 2007, a year where decreases are likely to be the industry norm.

As in the past three years, during 2007 we focused significant resources upon careful growth in  business banking. The excellent collaboration of our business banking and credit administration personnel, with strong assistance from our branch and operations teams, has won us a reputation for a high degree

 (Page 3)

of professionalism and responsiveness in the markets we serve. In particular, we have earned a valuable reputation for outstanding "service after the sale." One of the most satisfying aspects of our business banking efforts is that while we have enjoyed several years of robust growth, our asset quality measures remain very strong.

Throughout 2007, we have sponsored numerous grassroots efforts by employee groups to identify opportunities to improve the Company's operating efficiencies. These groups have realized several successes in terms of reducing waste, as well as sharpening our focus upon those features of our products and services that deliver genuine value to our customers. These efforts have made us better bankers and better competitors and we will continue them going forward.

We are able to report these very satisfying results for 2007 only because of the creativity, resolve and high spirits of our team members. These characteristics were evident, for example, in our hustle to meet the closing deadlines for new loans; in our passionate commitment to deliver outstanding investment results for our trust customers; in our genuine desire to provide cheerful and efficient assistance at our teller windows; in our commitment to spend long hours testing new technologies to make sure they worked the first time; and in our willingness to provide warm human contact through our Call Center.

Because our team members are the heart and soul of this community banking enterprise, and because they collectively have delivered 2007 financial results in which we can all take pride, we are dedicating this Annual Report to them. As fellow shareholders, we know you share our appreciation for their contributions.

/s/Joseph M. Murphy

Joseph M. Murphy
President and Chief Executive Officer

/s/Thomas A. Colwell

Thomas A. Colwell
Chairman

 (Page 4)

COLLABORATION
FOR RESULTS

2007 was a banner year for Bar Harbor Bankshares: a year of results made possible by superior collaboration among teams and a razor-sharp focus on continuous and measurable improvement. Please join us in congratulating all our employees on their achievements.

Business Banking
Collaboration with Customers and Lending Partners
Through collaboration among an outstanding credit underwriting team, outstanding administrative support staff, and exceptional customer-contact personnel, the Bar Harbor Bank & Trust Business Banking team has achieved four straight years of double-digit growth in the commercial loan portfolio. They have done this while maintaining strong loan quality and respectable margins, especially given the interest rate environment in which they have been competing. Our team has become known for their commitment to partnership with the small businesses they serve. Because of this ongoing dedication to Maine’s entrepreneurs, the Business Banking team was responsible for Bar Harbor Bank & Trust’s recognition by FAME (the Finance Authority of Maine) as 2007 Bank of the Year.

Retail Branch Teams and Call Center
Collaboration for an Exceptional Customer Experience
A customer recently told us we have the best, most responsive Call Center and phone system of any of the banks he deals with. A non-customer also recently complimented our Call Center’s difference; she was pleased and surprised that a "real person" rather than a machine answered her call, and on the first ring. She really appreciated that her question was answered by a friendly, polite and helpful person. Another caller who tells us he is highly concerned with good customer service and doesn't like "push the button" telephone service, reported that when comparing the phone services of several banks, he had "blind called" our number and got a friendly and helpful "real person" each time. Several other callers have thanked us for not subjecting them to a never-ending voice mail loop. Our Call Center team asks permission before putting callers into voice mail. If they need to speak with someone immediately, the Call Center finds someone who can help. This level of personalized service and sincere concern for customers carries over to our branch network, where every day our tellers, customer service representatives, and managers deliver knowledge, professionalism, warmth, and smiles. We couldn’t be more proud of our front-line teams and the work that they do.

Trust and Financial Services
Our Trust and Financial Services teams’ reputation for personalized attention and outstanding portfolio performance has spread throughout Maine among the individuals, non profit organizations, and businesses they serve. By managing accounts thoughtfully and prudently with attention to detail and a commitment to doing what’s best for each client, the Trust Services team realized 10.4% growth in assets under management and 11.4% growth in fee income compared with 2006. This team’s commitment to service and success was an important factor in Bar Harbor Bankshare’s overall success in 2007.

 (Page 5)

Operations
Although our Operations team members rarely come in personal contact with customers, virtually everything they do has a direct and critical impact on the customer experience. This hardworking group strives diligently each day to make sure all our behind-the-scenes support activities go off without a hitch. Our "wizards behind the curtain" help ensure that statements are processed on time and without error, that our computer and phone systems are consistently up and functioning properly, that compliance requirements are being met, and that customer data is safe and secure. In 2007, the Operations team juggled multiple projects to improve our service levels and efficiency, all with grace, competence, and cost containment. In addition to their usual daily work, they set up new security features for online banking, helped launch our Harbor Points rewards program, installed new marketing software, converted reams of paperwork to electronic format, converted to an improved telephone banking system, and implemented Remote Capture in all twelve branches. Remote Capture eliminated the need for stacks of paperwork to be physically transported from branches to the Operations Center. Remote Capture has allowed us to eliminate daily courier runs, resulting in significant expense reduction.

Finance and Accounting
Led by Gerry Shencavitz, the Finance and Accounting Team oversees the management of the Bank’s $265 million securities portfolio. Some say Gerry eats, breathes and sleeps the market. When there is a deal to be made, he and his team are there watching it, making it happen to benefit Bar Harbor Bankshares’ bottom line.

In 2007 the Finance and Accounting Team orchestrated a key restructuring of the securities portfolio and executed a record $209 million in total securities transactions during the year. The fruits of these efforts lifted interest income from the portfolio, which exceeded 2006 levels by over $3 million, or 29%.

Lean Processing
In 2007, Bar Harbor Bank & Trust adopted "Lean" principles as a guiding philosophy in how we do business. Lean concepts originated in manufacturing, but have applications in all businesses. While it may sound as though lean is about cutting people and resources, instead it emphasizes respect for people and empowers employees to find creative ways to reduce waste and eliminate processes that do not add customer value.

Three cross-departmental teams of Bar Harbor Bank & Trust employees participated in Lean exercises in 2007. The Deposit Accounts Team analyzed every step in opening a new account, from meeting with a customer service representative to receiving monthly statements. The team identified numerous ways to simplify the process and every branch employee attended training and received a reference manual to ensure consistency of this customer-critical activity. The Mortgage Processing Team is working to streamline mortgage processes from application through closing. The Bar Harbor Headquarters staff devoted a week to sorting, setting in order, and eliminating office clutter to reduce wasted time, energy, and supplies. Over 50 employees have participated in Lean initiatives, investing significant time to attend multi-day sessions designed to improve the flow of work from start to finish. All Lean team members embraced the work with enthusiasm, while at the same time moving mountains to keep pace with daily work requirements, and we greatly appreciate their efforts. We believe that Lean has the potential to significantly transform our efficiency and accuracy, while at the same time building teamwork among employees and across departments.

The following photo pages feature employees working together to accomplish great things. While the size of our Company makes it impractical to include a picture of all employees, we are pleased to dedicate this report to every team member at Bar Harbor Bankshares. Each one has in some way positively impacted the Company’s 2007 performance.

(Page 6)

BUSINESS
BANKING
The Business Banking Team meets
regularly to hammer out the most effective
solutions for their commercial clients.

(Photographs of employees)

Lisa Parsons visits Susan
and Erick Swanson of Maine
Cultured Mussels, Inc. on the barge
where they process their catch.

 (Page 7)

RETAIL
BANKING
Every day our branch teams deliver knowledge,
professionalism, warmth, and smiles. Our
knowledgeable Call Center professionals not only
serve as traffic directors for phone calls, but also
open accounts complete transactions,
solve problems and answer questions.

(Photographs of employees)

(Page 8)

TRUST & FINANCIAL SERVICES
The Trust and Financial Services team has been helping
clients accomplish their financial goals since 1887. With
an average of 15 years experience, this group offers
expertise in a wide variety of specialized areas including
personal trust, estate planning, investment management,
brokerage, and nonprofit services.

(Photographs of employees)

(Page 9)

(Photographs of clients and employees)

Dan Hurley and Josh Radel from Bar Harbor Trust
Services consult with Bob Pyle, Mike Kennedy, and
Lisa Wylie from the Northeast Harbor Library. The
116-year-old Library recently completed a $5.5
million capital campaign and celebrated the grand
opening of its stunning new facility in February ‘08.

(Page 10)

(Photograph of employees)

Debi Foster from Operations (left) teaches Samantha Hagerthy at the Southwest Harbor Branch how to use the Remote Capture system.

(Page 11)

OPERATIONS
The Operations team had a busy year in 2007. Involved
in at least eight special projects in addition to their usual daily tasks, this dedicated group excelled under pressure.

(Photograph of employees)

 (Page 12)

FINANCE AND ACCOUNTING
Gerry Shencavitz and Debbie Maffucci keep a close eye on
opportunities to improve the performance of the Bank’s securities portfolio.

(Photograph of employees)

 (Page 13)

(Photograph of employees)

LEAN PROCESSING
Mortgage lenders, operations personnel, and mortgage processors team up to find ways to eliminate waste in the mortgage loan value stream. In 2007, over 50 Bank employees participated in Lean initiatives to improve efficiency and increase value to customers.

(Page 14)

BAR HARBOR BANKSHARES AND SUBSIDIARIES

5 YEAR SELECTED
FINANCIAL DATA

                                    The following table sets forth selected financial data for the last five years.
                                                (Dollars in thousands, except per sahre data)

	2007	2006	2005	2004	2003
Balance Sheet Data
Total assets	$889,472	$824,877	$747,945	$666,811	$583,746
Total securities	264,617	213,252	183,300	176,337	158,387
Total loans	579,711	555,099	514,866	448,478	383,408
Allowance for loan losses	(4,743)	(4,525)	(4,647)	(4,829)	(5,278)
Total deposits	539,116	496,319	445,731	398,272	339,080
Total borrowings	278,853	260,712	239,696	206,923	186,431
Total shareholders' equity	65,974	61,051	56,104	56,042	53,115
Average assets	841,206	788,557	689,644	646,205	560,837
Average shareholders' equity	62,788	57,579	56,132	54,200	53,924

Results Of Operations
Interest and dividend income	$ 51,809	$ 46,145	$ 37,195	$ 31,922	$ 30,493
Interest expense	28,906	24,449	15,336	11,545	11,075
Net interest income	22,903	21,696	21,859	20,377	19,418
Provision for loan losses	456	131	---	180	540
Net interest income after provision for loan losses	22,447	21,565	21,859	20,197	18,878

Non-interest income	5,929	6,876	6,415	6,572	7,074
Non-interest expense	18,201	18,677	19,268	18,914	18,853

Income before income taxes	10,175	9,764	9,006	7,855	7,099
Income taxes	3,020	2,885	2,582	2,123	1,892
Net income	$ 7,155	$ 6,879	$ 6,424	$ 5,732	$ 5,207

Earnings Per Share:
Basic	$ 2.36	$ 2.26	$ 2.09	$ 1.85	$ 1.67
Diluted	$ 2.30	$ 2.20	$ 2.03	$ 1.79	$ 1.63

Return on total average assets	0.85%	0.87%	0.93%	0.89%	0.93%
Return on total average equity	11.40%	11.95%	11.44%	10.58%	9.66%
Average equity to average assets	7.46%	7.30%	8.14%	8.39%	9.61%
Tangible book value per share	$ 20.88	$ 18.93	$ 17.22	$ 17.06	$ 17.02

Dividends per share	$ 0.955	$ 0.905	$ 0.840	$ 0.800	$ 0.760
Dividend payout ratio	40.5%	40.1%	40.2%	43.3%	45.6%

Refer to the Bar Harbor Bankshares 2007 Annual Report on Form 10-K for a complete set of consolidated financial statements, including information covering stock prices, dividends, and outstanding shares. This applies to all data on this page and on pages 16-21.

 (Page 15)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG Logo

The Board of Directors
Bar Harbor Bankshares:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2007 (not presented herein); and in our report dated March 13, 2008, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to the Company’s adoption of Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," as of January 1, 2006.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2007 and 2006 and consolidated statements of income for each of the years in the three-year period ended December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/KPMG LLP

KPMG LLP
Albany, New York
March 13, 2008

(Page 16)

BAR HARBOR BANKSHARES AND SUBSIDIARIES

CONSOLIDATED
BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006 (in thousands, except share data)

	December 31, 2007	December 31, 2006
Assets
Cash and due from banks	$ 7,726	$ 11,838
Overnight interest bearing money market funds	5	7,709
Total cash and cash equivalents	7,731	19,547
Securities available for sale, at fair value	264,617	213,252
Federal Home Loan Bank stock	13,156	11,849
Loans	579,711	555,099
Allowance for loan losses	(4,743)	(4,525)
Loans, net of allowance for loan losses	574,968	550,574
Premises and equipment, net	10,795	11,368
Goodwill	3,158	3,158
Bank owned life insurance	6,340	6,116
Other assets	8,707	9,013
TOTAL ASSETS	$889,472	$824,877

Liabilities
Demand and other non-interest bearing deposits	$ 65,161	$ 53,872
NOW accounts	67,050	63,588
Savings and money market deposits	163,009	164,213
Time deposits	140,204	132,285
Brokered time deposits	103,692	82,361
Total deposits	539,116	496,319
Short-term borrowings	148,246	175,246
Long-term debt	130,607	85,466
Other liabilities	5,529	6,795
TOTAL LIABILITIES	823,498	763,826

Shareholders' equity
Capital stock, par value $2.00; authorized 10,000,000 shares; issued 3,643,614 shares at December 31, 2007 and December 31, 2006	7,287	7,287
Surplus	4,668	4,365
Retained earnings	63,292	59,339
Accumulated other comprehensive income (loss):
Prior service cost and unamortized net actuarial gains/losses on employee benefit plans, net of tax of ($64) and $80, at December 31, 2007 and December 31, 2006, respectively	(124)	156
Net unrealized appreciation (depreciation) on securities available for sale, net of tax of $616 and ($351), at December 31, 2007 and December 31, 2006, respectively	1,196	(680)
Net unrealized appreciation (depreciation) on derivative instruments, net of tax of $24 and ($221) at December 31, 2007 and December 31, 2006, respectively	46	(429)
Total accumulated other comprehensive income (loss)	1,118	(953)
Less: cost of 640,951 and 596,169 shares of treasury stock at December 31, 2007 and December 31, 2006, respectively	(10,391)	(8,987)

TOTAL SHAREHOLDERS' EQUITY	65,974	61,051

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$889,472	$824,877

 (Page 17)

BAR HARBOR BANKSHARES AND SUBSIDIARIES

CONSOLIDATED
STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (in thousands, except share data)

	2007	2006	2005
Interest and dividend income:
Interest and fees on loans	$ 37,923	$ 35,388	$ 29,553
Interest and dividends on securities and other earning assets	13,886	10,757	7,642
Total interest and dividend income	51,809	46,145	37,195

Interest expense:
Deposits	16,222	13,039	6,941
Short-term borrowings	5,967	6,359	2,648
Long-term debt	6,717	5,051	5,747
Total interest expense	28,906	24,449	15,336

Net interest income	22,903	21,696	21,859
Provision for loan losses	456	131	---
Net interest income after provision for loan losses	22,447	21,565	21,859

Non-interest income:
Trust and other financial services	2,335	2,096	1,992
Service charges on deposit accounts	1,624	1,559	1,390
Other service charges, commissions and fees	215	222	247
Credit card service charges and fees	2,100	1,812	1,876
Net securities (losses) gains	(671)	755	580
Other operating income	326	432	330
Total non-interest income	5,929	6,876	6,415

Non-interest expense:
Salaries and employee benefits	9,368	9,292	9,795
Postretirement plan settlement	(832)	---	---
Occupancy expense	1,275	1,303	1,168
Furniture and equipment expense	1,718	1,844	1,664
Credit card expenses	1,469	1,314	1,397
Other operating expense	5,203	4,924	5,244
Total non-interest expense	18,201	18,677	19,268

Income before income taxes	10,175	9,764	9,006
Income taxes	3,020	2,885	2,582

Net income	$ 7,155	$ 6,879	$ 6,424

Computation of Earnings Per Share:
Weighted average number of capital stock shares outstanding
Basic	3,037,074	3,049,777	3,076,498
Effect of dilutive employee stock options	75,662	72,048	90,300
Diluted	3,112,736	3,121,825	3,166,798

Basic Earnings Per Share	$ 2.36	$ 2.26	$ 2.09
Diluted Earnings Per Share	$ 2.30	$ 2.20	$ 2.03

Dividends per share	$ 0.955	$ 0.905	$ 0.840

(Page 18)

2 0 0 7
FINANCIAL OVERVIEW

BAR HARBOR BANKSHARES AND SUBSIDIARIES

2007 FINANCIAL OVERVIEW

BUSINESS STRATEGY

As a diversified financial services provider, Bar Harbor Bankshares, through its subsidiaries Bar Harbor Bank & Trust and Bar Harbor Trust Services, pursues a strategy of achieving long-term sustainable growth, profitability, and shareholder value, without sacrificing its soundness. The Company works toward achieving this goal by focusing on increasing its loan and deposit market share in the coastal communities of Maine. The Company believes one of its more unique strengths is an understanding of the financial needs of coastal communities and the businesses vital to Maine’s coastal economy, namely: tourism, hospitality, retail establishments, restaurants, seasonal lodging and campgrounds, fishing, lobstering, boat building, and marine services.

The Company’s key strategic focus is vigorous financial stewardship, deploying investor capital safely yet efficiently for the highest possible returns. The Company strives to provide unmatched service to its customers, while maintaining strong asset quality and a focus toward improving operating efficiencies. In managing its earning asset portfolios, the Company seeks to utilize funding and capital resources within well-defined credit, investment, interest-rate and liquidity guidelines. In managing its balance sheet the Company seeks to preserve the sensitivity of net interest income to changes in interest rates, and to enhance profitability through strategies that promise sufficient reward for understood and controlled risk. The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and expected conditions, and strives to maintain a balanced and appropriate mix of loans, securities, core deposits, and borrowed funds.

FINANCIAL CONDITION

Assets: The Company’s total assets increased $65 million or 7.8% during 2007, ending the year at $889 million.

(Total Assets chart)

Loans: Total loans ended the year at $580 million, representing an increase of $25 million, or 4.4%, compared with year-end 2006. Business lending activity continued at a healthy pace during 2007, accounting for virtually all of the year-over-year loan growth.

(Total Loans chart)

Lending activities have benefited from a relatively stable local economy, a still-favorable market interest rate environment, and initiatives designed to expand the Bank’s product offerings and attract new customers while continuing to serve its existing customer base.

(Page 19)

Consumer loans comprise about half of the total loan portfolio and principally consist of home mortgages, home equity loans and residential construction loans. The Bank also serves the small business market throughout downeast and midcoast Maine. It offers business loans to individuals, partnerships, corporations, and other business entities for capital construction, real estate purchases, working capital, real estate development, and a broad range of other business purposes.

Credit Quality: The Bank’s loan loss experience continued at low levels during 2007 with net charge-offs amounting to $238 thousand, or net charge-offs to average loans outstanding of 0.04%. The Bank’s non-performing loans increased, but remained at low levels during 2007, ending the year at $2.1 million or 0.36% of total loans. The provision for loan losses totaled $456 thousand in 2007, compared with $131 thousand in 2006, principally reflecting the growth of the loan portfolio.

Investment Securities: The securities portfolio continued to serve as a key source of earning assets for the Bank. Total securities ended the year at $265 million, representing an increase of $51 million or 24.1% compared with year-end 2006. During 2007, market yields showed meaningful improvement, with the benchmark 10-year U.S. Treasury note climbing to a five-year high, presenting opportunities for increasing the Bank’s earning assets and generating higher levels of net interest income.

(Securities chart)

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

(Total Deposits chart)

Total deposits ended the year at $539 million, representing an increase of $43 million or 8.6% compared with year-end 2006. Deposit growth included $21 million in certificates of deposit obtained in the national market, as the Bank’s earning asset growth outpaced retail deposit growth. Total retail deposits ended the year at $435 million, representing an increase of $21 million, or 5.2%, compared with year-end 2006. Demand deposits led the overall growth in retail deposits, posting an increase of $11 million, or 21.0%.

Borrowings: Borrowed funds principally consist of advances from the Federal Home Loan Bank of Boston. The Bank utilizes borrowed funds in leveraging its strong capital position and supporting its earning asset portfolios.

Total borrowings ended the year at $279 million, representing an increase of $18 million, or 7.0%, compared with year-end 2006.

Shareholders’ Equity: Consistent with its long-term strategy of operating a sound and profitable organization, the Company continued to be a "well-capitalized" financial institution according to

(Page 20)

applicable regulatory standards. Management considers this to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth.

(Return on Average Equity chart)

At December 31, 2007, the Company’s Tier I Leverage Capital ratio was 7.10%, compared with 5.0% for "well-capitalized" institutions. Total shareholders’ equity ended the year at $66 million, representing an increase of $5 million, or 8.1%, compared with year-end 2006.

Tangible Book Value: At December 31, 2007, the Company’s tangible book value per share of common stock outstanding amounted to $20.88, compared with $18.93 at December 31, 2006, representing an increase of 10.3%.

(Tangible Book Value Per Share chart)

RESULTS OF OPERATIONS

Net Income: Net income for the year ended December 31, 2007 amounted to $7.2 million, or fully diluted earnings per share of $2.30, compared with $6.9 million or fully diluted earnings per share of $2.20 for the year ended December 31, 2006, representing increases of 4.0% and 4.5%, respectively.

(Net Income chart)

(Earnings Per Share Chart)

The Company’s return on average equity amounted to 11.40% in 2007, compared with 11.95% in 2006.

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

Net interest income, amounted to $22.9 million in 2007, representing an increase of $1.2 million or 5.6%, compared with 2006. The increase in net interest income was principally attributed to earning asset growth of $52.9 million or 7.0%, as the net interest margin declined four basis points.

(Net Interest Income chart)

During the last four months of 2007, the Federal Reserve lowered short-term interest rates one hundred

 (Page 21)

basis points. These actions favorably impacted the Bank’s net interest margin and net interest income, reflecting its liability sensitive balance sheet. In the fourth quarter of 2007, net interest income was up $719 thousand or 13.3% and the net interest margin improved twelve basis points, compared with the same quarter in 2006.

Non-interest Income: In addition to net interest income, non-interest income is a significant source of revenue for the Company and an important factor in its results of operations. Non-interest income is principally derived from financial services, including trust and investment management activities, as well as service charges on deposit accounts, credit and debit card processing fees, realized securities gains or losses, and a variety of other product and service fees.

For the year ended December 31, 2007, total non-interest income amounted to $5.9 million, representing a decline of $947 thousand or 13.8% compared with 2006. The decline was principally attributed to a $1.4 million decline in net securities gains. In 2007, net securities losses of $671 thousand were recorded, principally resulting from the Bank’s restructuring of a portion of its securities portfolio, compared with net securities gains of $755 thousand recorded in 2006. Excluding securities gains and losses, non-interest income was up $479 thousand, or 7.8%, compared with 2006.

For the year ended December 31, 2007, credit and debit card fees, trust and financial services fees and service charges on deposits were up 15.9%, 11.4% and 4.2%, respectively, compared with 2006. The strong increase in credit and debit card fees was principally attributed to debit card fees, reflecting the growth of the Bank’s non-maturity deposit account base, combined with the highly successful introduction of a new deposit product that offers rewards for debit card transactions.

Non-interest Expense: For the year ended December 31, 2007, total non-interest expense amounted to $18.2 million, representing a decline of $476 thousand or 2.5% compared with 2006. The decline in non-interest expense was principally attributed to the settlement of the Company’s limited postretirement benefit program, the financial impact of which reduced 2007 non-interest expense by $832 thousand.

Salaries and employee benefits amounted to $9.4 million in 2007, representing an increase of $76 thousand, or 0.8%, compared with 2006. The relatively small increase in overall salaries and employee benefits expense reflects modifications to employee benefit programs and changes in overall staffing levels and mix.

Income Taxes: For the year ended December 31, 2007 total income taxes amounted to $3.0 million, representing an increase of $135 thousand, or 4.7%, compared with 2006. The Company’s effective tax rate amounted to 29.7% in 2007, compared with 29.5% in 2006.

(Page 22)

B O A R D
OF DIRECTORS

(Photograph of Board members)

Directors (l-r): Lewis, Woodside, Fernald, Smith Dodge, Carter, Phillips, Dearborn, Murphy, Shea, Colwell, Dudman, Hannah, Toothaker

Thomas A. Colwell, Deer Isle, ME
Retired President, Colwell Bros., Inc.

Robert C. Carter, Machias, ME
Retired Owner of Machias Motor Inn

Jacquelyn S. Dearborn, Holden, ME
Mediator for the Ellsworth and Bangor Court System,
Treasurer of Joel A. Dearborn, Esq., PA,
President of C. K. Foster, Co., Inc.

Peter Dodge, Blue Hill, ME
President and Insurance Agent, Peter Dodge
Agency d/b/a Merle B. Grindle Agency,
John R. Crooker Agency, and The Endicott Agency

Martha T. Dudman, Northeast Harbor, ME
President of Dudman Communications
Corporation and Author

Lauri E. Fernald, Mt. Desert, ME
Funeral Director and an Owner of Jordan -
Fernald Funeral Home

Gregg S. Hannah, Surry, ME
Former Treasurer of a marketing consulting firm
and past Associate Professor of Business
Management at Nichols College

Clyde H. Lewis, Sullivan, ME
Vice President and General Manager,
Morrison Chevrolet, Inc.

Joseph M. Murphy, Mt. Desert, ME
President and Chief Executive Officer of the
Company and the Bank

Robert M. Phillips, Sullivan, ME
Consultant to the Wild Blueberry Industry

Constance C. Shea, Mt. Desert, ME
Real Estate Broker and Former Owner of Lynam Real Estate

Kenneth E. Smith, Bar Harbor, ME
Owner and Innkeeper of Manor House Inn

Scott G. Toothaker, Ellsworth, ME
Principal and Vice President of Melanson Heath & Co.

David B. Woodside, Bar Harbor, ME
President and General Manager of Acadia Corporation

(Page 23)

MANAGEMENT
AND STAFF

(Photograph of Senior Management)
Senior Management (l-r): Bonsey, Murphy, Shencavitz, Thibault, Curtis, Leackfeldt, Sawyer, Dalton, Hurley)

BAR HARBOR BANKSHARES MANAGEMENT
Joseph M. Murphy*
President & Chief Executive Officer

Gerald Shencavitz*
Executive Vice President, Chief
Financial Officer, & Treasurer

BAR HARBOR BANK & TRUST
MANAGEMENT
Joseph M. Murphy
President & Chief Executive Officer

Gerald Shencavitz
Executive Vice President &
Chief Financial Officer

SENIOR VICE PRESIDENTS

Michael W. Bonsey*
Credit Administration

Cheryl D. Curtis
Marketing, Research & Community Relations

Gregory W. Dalton*
Business Banking

Daniel A. Hurley, III*
Bar Harbor Trust Services

Stephen M. Leackfeldt*
Retail Banking & Consumer Lending

Marsha C. Sawyer
Human Resources

David W. Thibault
Operations

VICE PRESIDENTS
Judi L. Anderson
Credit Administration

Richard H. Bansley, III
Information Systems

Michelle R. Bannister
Retail and Residential Lending

Marcia T. Bender
Branch Operations

Penny L. Carter
Retail and Residential Lending

David S. Cohen
Controller & Assistant Treasurer

Dawn L. Crabtree
Operations

Audrey H. Eaton
Branch Relationship Manager, Ellsworth

Ward A. Grant, II
Corporate Compliance Officer

Joseph E. Hackett
Business Banking

Vicki L. Hall
Business Banking

Wilfred R. Hatt
Regional VP - Business Banking

Derek W. R. Hayes
Business Banking

Lisa A. Holmes
Retail and Residential Lending

Maureen T. Lord
Regional Branch Relationship Manager

Carolyn R. Lynch
Internal Audit

Cheryl L. Mullen
Retail Sales and Service & Branch Administration

Lisa L. Parsons
Regional Branch Relationship Manager

Carol J. Pye
Retail and Residential Lending

Andrew X. Sankey
General Services

R. Todd Starbird
Regional VP - Business Banking

Linda B. Stratton
Branch Relationship Manager, Deer Isle

ASSISTANT VICE PRESIDENTS
Steven W. Blackett
Credit Administration

Marjorie E. Gray
Branch Manager, Blue Hill

Barbara F. Hepburn
Human Resources

Donna B. Hutton
Customer Service - Direct

Bonnie L. LaBelle
Consumer Lending

Elena M. Martin
Electronic Product Support

Colleen E. Maynard
Branch Manager, Southwest Harbor

J. Paul Michaud
Application Support and
Project Management

Judith L. Newenham
Consumer Lending

Russell A. Patton
Information Security

Leita K. Zeugner
Deposit Services

*Executive Officers of the Registrant

(Page 24)

Management and Staff (Continued)

OFFICERS

Stacie J. Alley
     Managed Assets
Robert J. Lavoie
     Information Systems
Deborah A. Maffucci
     Accounting
Catherine M. Planchart
     Community Relations
Bonnie A. Poland
     Retail Banking
Lester L. Porter
     Assistant Controller
Timothy F. Tunney
     Business Banking

MANAGERS
Laura A. Bridges
     Quality Assurance
Jamie L. Church
     Supervisor, Winter Harbor
Brenda B. Colwell
     Training
Brenda J. Condon
     Customer Service Manager,
     Blue Hill
Annette J. Guertin
     Purchasing
Debra S. Mitchell-Dow
     Branch Relationship
     Manager, Bar Harbor
Rachel I. Pelletier
     Branch Relationship
     Manager, Milbridge

Anne M. Pennell
     Branch Relationship Manager,
     Machias
Debra R. Sanner
     Customer Service Manager,
     Ellsworth
Lottie B. Stevens
     Account & Transaction Processing
Peter M. Swanberg
     Servicing
Robin Sue Tapley
     Human Resources
Terry E. Tracy
     Branch Administration
Ann G. Upham
     Mortgage Originator
Lisa F. Veazie
     Customer Service Manager,
     Deer Isle

BAR HARBOR TRUST SERVICES
Daniel A. Hurley, III
     President|
Gerald Shencavitz
     Chief Financial Officer
Joshua A. Radel
     Chief Investment Officer
Joseph M. Pratt
     Managing Director and Trust Officer

VICE PRESIDENTS
Mischelle E. Adams
     Trust Officer

Melanie J. Bowden
     Trust Officer
Faye A. Geel
     Trust Officer
Sarah C. Robinson
     Trust Officer
Scott C. Storgaard
     Trust Investment Officer

OFFICER
Julie B. Zimmerman
     Trust Officer

SUPERVISOR
Pamela L. Curativo
     Trust Operations

BAR HARBOR
FINANCIAL SERVICES
Craig D. Worcester
     Managing Director
Ronald L. Hamilton
     Vice President, Financial
     Consultant
Sonya L. Mitchell
     Vice President, Financial
     Consultant
Diane Rimm
     Vice President, Operations

CORPORATE INFORMATION

ANNUAL MEETING
The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday May 20, 2008 at the Bar Harbor Club located on West Street in Bar Harbor, Maine.

FINANCIAL INFORMATION
Shareholders, analysts and other investors seeking financial information about Bar Harbor Bankshares should contact Gerald Shencavitz, Executive Vice President, Chief Financial Officer and Treasurer, at 207-288-3314.

INTERNET
Bar Harbor Bank & Trust information, as well as Bar Harbor Bankshares Form 10-K, is available at BHBT.com.

SHAREHOLDER ASSISTANCE
Questions concerning your shareholder account, including change of address forms, records or information about lost certificates or dividend checks, should be directed to our transfer agent: American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038 Telephone 800-937-5449 / www.amstock.com

STOCK EXCHANGE LISTING
Bar Harbor Bankshares common stock is traded on the American Stock Exchange (www.amex.com), under the symbol BHB.

(Page 25)

EMPLOYEES
(as of 03/03/08)
Gwen M. Abbott
Jennifer C. Abbott
Susan L. Albee
Deena M. Allen
Faye M. Allen
Holly M. Andrews
June G. Atherton
Vicki J. Austin
Charla F. Bansley
Karen C. Beal
Katrina M. Beal
Melynda M. Beal
Donna L. Blankley
Tina M. Bodine
Penny S. Brady
Deanne E. Carter
Hillary A. Carter
Crystal N. Case
Jyl E. Chase
Sarah A. Cormier
Theresa L. Colson
Geneva E. Culshaw
Laura H. Danielson
Sharon J. Davis
Judy Ann Driscoll
Julie M. Eaton
Rebecca H. S. Emerson

Pamela J. Farnsworth
Amy N. Foskett
Debra L. Foster
Ashlee R. Fountaine
Jason P. Freeman
Amy J. Gaetani
Erica N. Goggin
Shelley E. Gray
Susanne M. Griffin
Samantha Hagerthy
Andrew Haley
Kelli M. Hall
Kelton I. Hallett
Kirsten M. Hamilton
Christine L. Harding
Casey E. Hardwick
Prescilla J. Harper
Nancy B. Hastings
Ivy M. Heal
Sharon E. Hobbs
Jeanette L. Howie
Lynn L. Huffman
Danielle Y. Johnson
Greg S. Jones
Maureen E. Kane
Rebecca H. Kent
Kathryn M. Kief
Whitney E. Kilton
Ebony Kramp

James W. Lacasse
Janie E. LaChance
Paula M. Lamoureux
Bonnie S. Leblanc
Marlene A. Lloyd
Jonathan W. Long
Wendy R. Maclaughlin
Virginia L. MacLeod
Carol M. Marshall
Ashley S. Matthews
Elizabeth B. McMillan
Kara M. Miller
Caroline P. Morgan
Michele L. Morrison
Dawn B. Nason
Danielle E. Nelson
Nicole E. Norton-Daley
Debbie B. Norwood
Nichole D. Norwood
Alexandra Orcutt
Andrea L. Parker
Jane M. Parker
Deborah I. Parlee
Patricia Pcolar
Susan B. Pearson
Jon B. Perkins
Michelle P. Rafferty
Mary C. Ratner
Julie A. Redman

Judy A. Richards
Amanda L. Robbins
Jane M. Robinson
Roni K. Saul
Jennifer M. Saunders
Frank J. Shaefer
Debra L. Scott-Henderson
Bridgette M. Shorey
Kimberly A. Siebert
Stacey J. E. Sinford
Andrea L. Snow
Angela M. Stanley
Lisa L. Stone
Teri A. Stover
Bristol N. Timmons
Jennifer A. Torrey
Brenda D. Tripp
Nancy L. Tucker
Allyson M. Wallace
Erica Wallace
Jeffrey M. Warner
Jeanne L. F. Weeks
Lisa Marie Young

FORM 10-K ANNUAL REPORT
The Company refers you to its Annual Report on Form 10-K for fiscal year ended December 31, 2007 and appended to this report for detailed financial data, management’s discussion and analysis of financial condition and results of operations, disclosures about market risk, market information including stock graphs, descriptions of the business of the Company and its products and services, and a listing of its executive officers.

MAILING ADDRESS
If you need to contact our corporate headquarters office, write: Bar Harbor Bankshares, Post Office Box 400, 82 Main Street, Bar Harbor, Maine 04609-0400. Telephone 207-288-3314 or 888-853-7100.

PRINTED FINANCIAL INFORMATION
We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares Annual Report to the Securities and Exchange Commission on Form 10-K. The Bank will also provide, upon request, Annual Disclosure Statements for Bar Harbor Bank & Trust as of December 31, 2007. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at 207-288-3314.

(Back Cover)

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
244-3314

WINTER HARBOR
385 Main Street
963-5800

____________________

BUSINESS BANKING, TRUST AND
FINANCIAL SERVICES OFFICE

BANGOR
One Cumberland Place, Suite 100
945-5244

ELLSWORTH
135 High Street
667-3883

(BHBT logo)