Form 10-K, Exhibit 13
period 2008-12-31
BAR HARBOR BANKSHARES
filed 2009-03-16
CIK 743367

Exhibit 13

Strength. Profitability. Growth.

2008 Annual Report

(Bar Harbor Bankshares Logo)

Cover Page

2008 Financial Highlights
Year-Over-Year Results

Net Income	$7.7 million, up 8.1%
Diluted Earnings Per Share	$2.57, up 11.8%
Tax-equivalent Net Interest Income	$28.1 million, up 19.2%
Non-interest Income	$6.4 million, up 8.5%
Non-interest Expense	$20.5 million, up 12.7%
Total Assets	$972 million, up 9.3%
Total Investment Securities	$291 million, up 9.8%
Total Loans	$634 million, up 9.3%
Total Deposits	$578 million, up 7.2%

(Bar Harbor Bankshares logo)

Inside Front Cover

(Lighthouse Photo)

Strength. Profitability. Growth.

(Picture Mr. Colwell and Mr. Murphy)

Letter to the Shareholders

Dear Fellow Shareholders:

We are pleased to provide you with our Summary Annual Report for 2008.

In our recent annual reports, and no doubt with echoes from recent annual reports of community banks across the country, we have positioned our strong results, year after year, against a "backdrop of challenging conditions" and "headwinds" and "unprecedented conditions in the financial markets." To some readers, these may well sound like shopworn cliches rolled out by unimaginative bankers once a year; but how pertinent and fresh such observations seem today!

During these extraordinary times there is an important point that we must take this opportunity to make. Recent events have confirmed the enduring validity of the community banking business model, unique to the United States, which once again has persevered through amazing challenges. The community bank business model is simple, transparent and grounded in common sense that every employee, customer and shareholder can comprehend. Bar Harbor Bankshares is one such community bank, and, to be fully candid, we are more than pleased to share our results for 2008; we are hugely satisfied!

Most bank investors did not expect increased profits from banks in 2008, but we were delighted to report just that. Net income for Bar Harbor Bankshares was up 8.1% over 2007 to a record level of $7.7 million. Diluted earnings per share were up 11.8% over 2007 to $2.57. Also contrary to the national trend, our Return on Average Equity improved to 11.87%.

We are also pleased to have posted significant gains in a number of important balance sheet categories. Total assets grew over 9% and ended the year at $972 million. Loans reached $634 million at year end, lead by continued strength in business lending. We believe that this continued success is a testament to our fundamental strategy of using our strong service ethic to develop enduring relationships, which remain loyal during the weak markets as well as the strong.

We saw reduced demand for residential lending during much of 2008, with a resurgence of demand late in the fourth quarter, as interest rates began their fall to historically low levels. Despite this ebb and flow of demand, our residential loan portfolio remained relatively flat, which was not unexpected.

We are delighted to report that, even with continued robust growth in loans, the Company’s asset quality indicators remained strong through all of 2008. While delinquencies were modestly up, they lagged significantly behind both our peer group and national averages. Non-performing loans remained relatively low at 0.70% of total loans. We are also pleased that the Company’s exposure to loans in foreclosure is modest, which affords us the opportunity to work closely with individuals and small businesses to avoid foreclosures wherever possible.

Our growth in deposits has been important, as low cost deposits are the oxygen of successful community banks. In 2008, total deposits grew $39 million or 7.2%, while retail deposits, the most cost-effective, grew $54 million or 12.5%. This beneficial growth reflects well upon the efforts of our customer contact staff throughout all our markets.

Our key profit driver, tax equivalent net interest income, was up 19.2% for the year and was driven by an improved net interest margin, up 22 basis points over 2007. These improvements were the result of consistent day-to-day collaboration among our Finance, Retail Banking and Business Banking teams? to ensure that every interest rate decision, whether large or small, contributes to our profitability as much as possible. During the year we also developed additional sources of lower cost liquidity to provide as many options as possible to fund our loans and investments at the best possible cost.

During 2008, many institutions and individuals struggled with difficult decisions about managing investment funds in the face of turbulent financial markets. We are pleased to offer what we believe are professional investment management solutions through Bar Harbor Trust Services and Bar Harbor Financial Services. We believe both units are exceptional choices for investors who prefer a local alternative which is professional, accessible, and sensitive to the needs of both large and small investors. These business units reported combined fees of $2.5 million in 2008 representing an increase of 7.6% over 2007.

We recognize we must be vigilant to ensure we have in place appropriate technology and delivery systems to meet the emerging and diverse expectations of our customers. During 2008, our Operations and Information Technology teams deployed significant improvements in technical infrastructure and product functionality to improve the banking experience of our customers and the work experience of our employees. These teams enjoyed one of their most productive years in recent memory and helped the Company achieve meaningful gains in expense management, risk mitigation and product enhancement.

Our achievements in 2008 were the direct result of the commitment of all our team members to help us in our quest to become the most successful community bank in Northern New England. In reflection on our results for 2008, we recently shared these observations with our team members:

"Every division, department and office of the Company contributed to these results. The entire team collaborated well and did the right things every day for the right reasons and in the right spirit. We took good care of our customers; we watched expenses; we made sure we were paid fairly for what we delivered; we made sound investment choices and we made prudent credit decisions. When you do all these things well, you get a good year …and we did."

While we are encouraged by our overall results and the value we believe we have delivered to our shareholders, we are profoundly disappointed by the manner in which the markets have abused our stock price. Bar Harbor Bankshares is sound, profitable and demonstrating strong growth in many positive ways that are consistent with its performance trends over the past five years. We deeply regret the current phenomenon that lumps all banks, large or small, Wall Street or Main Street, profitable or not, together in the same out-of-favor basket. We believe that you, our investors, deserve better.

We are committed to doing everything we can, through individual efforts and in concert with our trade associations to make sure that the media, the public, and the federal government recognize the important distinctions among banks and the critical role community banks, like Bar Harbor Bankshares, will play in the ultimate financial recovery that all our constituents, investors, customers, employees and neighbors so eagerly anticipate. In the meantime, you can count upon us to continue to do our best every day to deliver excellent value to the communities we serve in coastal Maine.

On behalf of the Board of Directors and all the Bar Harbor Bankshares team members, we extend our heartfelt thanks to our shareholders for your continued loyalty and support.

Sincerely,

/s/Joseph M. Murphy

Joseph M. Murphy
President and Chief Executive Officer

/s/Thomas A. Colwell

Thomas A. Colwell
Chairman

 (Picture of ocean surf)

Strength.

In order to best serve our shareholders and customers, before we consider new ways to grow or make a profit, we must first have an underlying strong foundation upon which to build. We approach our work each day with this belief in mind. Given our strong balance sheet, liquidity position, earnings fundamentals and capitalization, we believe our Company is well positioned to manage through the many uncertainties that likely lie ahead for the banking industry.

(Waves photo)

A testament to our strength, Sandler O'Neill & Partners, L.P., a prominent national research and financial advisory firm, selected Bar Harbor Bankshares for inclusion in its Sandler O'Neill Sm-all Stars Class of 2008, which recognizes the top performing small-cap banks and thrifts in the nation. of the 574 publicly traded banks and thrifts with a market cap of less than $2 billion included in the evaluation only 33 were selected as stand-outs in growth, profitability, credit quality, and capital strength.

Community banks realize profits through several avenues: developing a strong net interest margin; collecting fair fees for services provided; and controlling expenses. During the course of 2008, the Bank enjoyed an expanding net interest margin and a significant increase in net interest income, which was the primary driver underlying the Company’s excellent earnings performance. By paying close attention to service quality and by cultivating a talented business development team, we have been able to realize robust growth in earning assets this year. Through careful monitoring of all expense categories, we lowered our efficiency ratio to record levels in 2008. Our razor sharp focus on interest rates, credit quality, and cost control has allowed us to report a solidly profitable year during what is widely viewed as one of the more turbulent periods in the history of banking.

(Apple photo)

PROFITABILITY

(Tree photo)

GROWTH

We have never been a company to grow purely for growth’s sake. For that reason, growth comes only after we have ensured strength and profitability. Looking back over the past five years, we have shown an unbroken growth trend in many critical areas. At 2008 year end, compared to where we were just five years ago, total assets have increased 46%, loans are up 41%, deposits have grown 45% and net income has risen 50%. This growth has been achieved without bank acquisitions and without sacrificing asset quality, sound expense management or customer service. Over this same time period, we have realized meaningful growth in shareholder value through increases in earnings per share and dividends. We have made this growth possible by paying attention to fundamentals. We are delighted to remain an independent community bank that delivers exceptional service to our customers and consistent returns to our shareholders.

FIVE-YEAR SUMMARY OF FINANCIAL DATA

The following table sets forth selected financial data for the last five years.
(in thousands, except per share data)

	2008	2007	2006	2005	2004
Balance Sheet Data
Total assets	$972,288	$ 889,472	$824,877	$747,945	$666,811
Total investment securities	290,502	264,617	213,252	183,300	176,337
Total loans	633,603	579,711	555,099	514,866	448,478
Allowance for loan losses	(5,446)	(4,743)	(4,525)	(4,647)	(4,829)
Total deposits	578,193	539,116	496,319	445,731	398,272
Total borrowings	323,903	278,853	260,712	239,696	206,923
Total shareholders' equity	65,445	65,974	61,051	56,104	56,042
Average assets	926,357	841,206	788,557	689,644	646,205
Average shareholders' equity	65,139	62,788	57,579	56,132	54,200

Results Of Operations
Interest and dividend income	$ 53,594	$ 51,809	$ 46,145	$ 37,195	$ 31,922
Interest expense	26,403	28,906	24,449	15,336	11,545
Net interest income	27,191	22,903	21,696	21,859	20,377
Provision for loan losses	1,995	456	131	---	180
Net interest income after provision for loan losses	25,196	22,447	21,565	21,859	20,197
Non-interest income	6,432	5,929	6,876	6,415	6,572
Non-interest expense	20,513	18,201	18,677	19,268	18,914
Income before income taxes	11,115	10,175	9,764	9,006	7,855
Income taxes	3,384	3,020	2,885	2,582	2,123
Net income	$ 7,731	$ 7,155	$ 6,879	$ 6,424	$ 5,732

Earnings Per Share:
Basic	$ 2.63	$ 2.36	$ 2.26	$ 2.09	$ 1.85
Diluted	$ 2.57	$ 2.30	$ 2.20	$ 2.03	$ 1.79

Return on total average assets	0.83%	0.85%	0.87%	0.93%	0.89%
Return on total average equity	11.87%	11.40%	11.95%	11.44%	10.58%
Average equity to average assets	7.03%	7.46%	7.30%	8.14%	8.39%

Tangible book value per share	$ 21.65	$ 20.88	$ 18.93	$17.22	$ 17.06

Dividend per share	$ 1.020	$ 0.955	$ 0.905	$ 0.840	$ 0.800
Dividend payout ratio	38.84%	40.54%	40.12%	40.23%	43.25%

Refer to the Bar Harbor Bankshares 2008 Annual Report on Form 10-K for a complete set of consolidated financial statements, including infromation covering stock prices, dividends, and outstanding shares. This applies to all data from here on in this booklet

Report of Independent Registered Public Accounting Firm

 The Board of Directors

Bar Harbor Bankshares:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows, for each of the years in the three-year period ended December 31, 2008 (not presented herein); and in our report dated March 16, 2009, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2008 and 2007 and consolidated statements of income for each of the years in the three-year period ended December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/KPMG LLP

KPMG LLP

Albany, New York

March 16, 2009

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007 (in thousands, except share data)

	2008	2007
Assets
Cash and due from banks	$ 9,041	$ 7,726
Overnight interest bearing money market funds	1	5
Total cash and cash equivalents	9,042	7,731
Securities available for sale, at fair value	290,502	264,617
Federal Home Loan Bank stock	14,796	13,156
Loans	633,603	579,711
Allowance for loan losses	(5,446)	(4,743)
Loans, net of allowance for loan losses	628,157	574,968
Premises and equipment, net	10,854	10,795
Goodwill	3,158	3,158
Bank owned life insurance	6,573	6,340
Other assets	9,206	8,707
TOTAL ASSETS	$972,288	$889,472

Liabilities
Demand and other non-interest bearing deposits	$ 57,954	$ 65,161
NOW accounts	67,747	67,050
Savings and money market deposits	163,780	163,009
Time deposits	200,206	140,204
Brokered time deposits	88,506	103,692
Total deposits	578,193	539,116
Short-term borrowings	121,672	148,246
Long-term advances from Federal Home Loan Bank	197,231	130,607
Junior subordinated debentures	5,000	---
Other liabilities	4,747	5,529
TOTAL LIABILITIES	906,843	823,498

Shareholders' equity
Capital stock, par value $2.00; authorized 10,000,000 shares; issued 3,643,614 shares at December 31, 2008 and December 31, 2007	7,287	7,287
Surplus	4,903	4,668
Retained earnings	67,908	63,292
Accumulated other comprehensive (loss) income:
Prior service cost and unamortized net actuarial gains/losses on employee benefit plans, net of tax of ($59) and ($64), at December 31, 2008 and December 31, 2007, respectively	(115)	(124)
Net unrealized (depreciation) appreciation on securities available for sale, net of tax of ($573) and $616, at December 31, 2008 and December 31, 2007, respectively	(1,149)	1,196
Net unrealized appreciation (depreciation) on derivative instruments, net of tax of $382 and $24 at December 31, 2008 and December 31, 2007, respectively	740	46
Total accumulated other comprehensive (loss) income	(524)	1,118
Less: cost of 769,635 and 640,951 shares of treasury stock at December 31, 2008 and December 31, 2007, respectively	(14,129)	(10,391)

TOTAL SHAREHOLDERS' EQUITY	65,445	65,974

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$972,288	$889,472

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (in thousands, except share data)

	2008	2007	2006
Interest and dividend income:
Interest and fees on loans	$ 37,653	$ 37,923	$ 35,388
Interest and dividends on securities	15,941	13,886	10,757
Total interest and dividend income	53,594	51,809	46,145

Interest expense:
Deposits	14,976	16,222	13,039
Short-term borrowings	1,421	5,967	6,359
Long-term debt	10,006	6,717	5,051
Total interest expense	26,403	28,906	24,449

Net interest income	27,191	22,903	21,696
Provision for loan losses	1,995	456	131
Net interest income after provision for loan losses	25,196	22,447	21,565

Non-interest income:
Trust and other financial services	2,513	2,335	2,096
Service charges on deposit accounts	1,594	1,624	1,559
Other service charges, commissions and fees	232	215	222
Credit and debit card service charges and fees	2,044	2,100	1,812
Net securities (losses) gains	(831)	(671)	755
Other operating income	880	326	432
Total non-interest income	6,432	5,929	6,876

Non-interest expense:
Salaries and employee benefits	10,827	9,368	9,292
Postretirement plan settlement	---	(832)	---
Occupancy expense	1,387	1,275	1,303
Furniture and equipment expense	1,539	1,718	1,844
Credit and debit card expenses	1,416	1,469	1,314
Other operating expense	5,344	5,203	4,924
Total non-interest expense	20,513	18,201	18,677

Income before income taxes	11,115	10,175	9,764
Income taxes	3,384	3,020	2,885

Net income	$ 7,731	$ 7,155	$ 6,879

Computation of Earnings Per Share:
Weighted average number of capital stock shares outstanding
Basic	2,943,694	3,037,074	3,049,777
Effect of dilutive employee stock options	63,555	75,662	72,048
Diluted	3,007,249	3,112,736	3,121,825

Basic Earnings Per Share	$ 2.63	$ 2.36	$ 2.26
Diluted Earnings Per Share	$ 2.57	$ 2.30	$ 2.20

(Bar Harbor Bankshares logo)

2008 Annual Report
Financial Overview

BUSINESS STRATEGY

As a diversified financial services provider, Bar Harbor Bankshares pursues a strategy of achieving long-term sustainable growth, profitability, and shareholder value, without sacrificing its soundness. The Company works toward achieving this goal by focusing on increasing its loan and deposit market share in the downeast and midcoast communities of Maine. The Company believes one of its more unique strengths is an understanding of the financial needs of coastal communities and the businesses vital to Maine’s coastal economy, namely: tourism, hospitality, retail establishments and restaurants, seasonal lodging and campgrounds, fishing, lobstering, boat building, and marine services.

The Company’s key strategic focus is vigorous financial stewardship, deploying investor capital safely yet efficiently for the best possible returns. The Company strives to provide unmatched service to its customers, while maintaining strong asset quality and a focus toward improving operating efficiencies. In managing its earning asset portfolios, the Company seeks to utilize funding and capital resources within well-defined credit, investment, interest-rate and liquidity guidelines. In managing its balance sheet the Company seeks to preserve the sensitivity of net interest income to changes in interest rates, and to enhance profitability through strategies that promise sufficient reward for understood and controlled risk. The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and expected conditions, and strives to maintain a balanced and appropriate mix of loans, securities, core deposits, and borrowed funds.

FINANCIAL CONDITION

Assets: The Company’s total assets increased $83 million or 9.3% during 2008, ending the year at $972 million. This increase was principally attributed to the growth of the Bank’s loan portfolio.

(Total Assets graph)

Loans: Total loans ended the year at $634 million, representing an increase of $54 million, or 9.3%, compared with year-end 2007. Business loans, which are typically the Bank’s highest yielding assets and most profitable relationships, led the overall growth of the loan portfolio. Residential mortgage loan originations slowed during 2008, reflecting softening real estate markets in many of the communities served by the Bank, combined with market interest rates that continued at elevated levels. With the recent and significant decline in residential mortgage loan interest rates, Bank management anticipates a meaningful increase in residential mortgage loan origination activity in 2009.

(Total Loans graph)

Lending activities have benefited from a relatively stable local economy, favorable market interest rate environment, and initiatives designed to expand the Bank’s product offerings and attract new customers while continuing to serve its existing customer base.

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

(Non-Performing Loans to Total Loans graph)

Credit Quality: The Bank’s non-performing loans ended the year at relatively low levels, representing $4.4 million or 0.70% of total loans. The Bank’s loan loss experience increased during 2008, with net loan charge-offs amounting to $1.3 million, compared with $238 thousand, in 2007. Two problem loans accounted for $1.1 million, or 84.7%, of total net charge-offs in 2008.

Future levels of non-performing loans may be influenced by economic conditions, including the impact of those conditions on the Bank's customers, including debt service levels, declining collateral values, tourism activity, and other factors existing at the time. Bank Management believes the economic activity and conditions in the local real estate markets will continue to be significant determinants of the quality of the loan portfolio in furture periods and, thus, the Company's results of oeprations and financial condition.

For the year ended December 31, 2008, the Bank recorded a provision for loan losses (the "provision") of $2.0 million, representing an increase of $1.5 million compared with 2007. The increase in the provision was largely attributed to the increase in net loan charge-offs, growth in the loan portfolio, generally declining real estate values in many of the markets served by the Bank, and other qualitative and environmental considerations.

(Allowance for Loan Losses graph)

The Bank maintains an allowance for loan losses (the "allowance") which is available to absorb losses on loans. The allowance is maintained at a level that, in management’s judgment, is appropriate for the amount of risk inherent in the loan portfolio and adequate to provide for estimated probable losses. At December 31, 2008 the allowance stood at $5.4 million, representing an increase of $703 thousand or 14.8% compared with year end 2007. At December 31, 2008, the allowance expressed as a percentage of total loans stood at 86 basis points, up from 82 basis points at year end 2007.

Investment Securities:  During 2008 the Bank’s securities portfolio continued to serve as a key contributor to earnings. Total securities ended the year at $291 million, representing an increase of $26 million or 9.8% compared with year end 2007. The securities portfolio is primarily comprised of mortgage-backed securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and other private label issuers. The securities portfolio also includes tax-exempt obligations of state and political subdivisions, and obligations of other U.S. government-sponsored enterprises. At December 31, 2008, the securities portfolio did not contain any pools of sub-prime mortgage-backed securities, collateralized debt obligations, or commercial mortgage-backed securities. Additionally, the Bank did not own any equity securities or have any corporate debt exposure in its securities portfolio, nor did it own any perpetual preferred stock in Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA"), or any interests in pooled trust preferred securities or auction rate securities.

(Securities graph)

Deposits: In 2008, the most significant funding source for the Bank’s earning assets continued to be retail deposits, gathered through its network of twelve banking offices throughout downeast and midcoast Maine. Historically, the banking business in the Bank’s market area has been seasonal, with lower deposits in the winter and spring and higher deposits in summer and autumn. The timing and extent of seasonal swings have varied from year to year, particularly with respect to demand deposits.

(Total Deposits graph)

Total deposits ended the year at $578 million, representing an increase of $39 million or 7.2% compared with December 31, 2007. Total retail deposits ended the year at $490 million, up $54 million or 12.5% compared with year end 2007. Retail deposit growth was principally attributed to time deposits, with NOW accounts and savings and money market accounts also posting increases. Brokered deposits obtained from the national market ended the year at $89 million, representing a decline of $15 million or 14.6% compared with year end 2007.

Borrowings: Borrowed funds principally consist of advances from the Federal Home Loan Bank of Boston. The Bank utilizes borrowed funds in leveraging its strong capital position and supporting its earning asset portfolios.

Total borrowings ended the year at $324 million, representing an increase of $45 million, or 16.2%, compared with December 31, 2007. The increase in borrowings was principally used to fund the growth of the Bank’s securities portfolio and, to a lesser extent, reduce the Bank’s dependence on higher cost and more volatile brokered deposits.

Capital: Consistent with its long-term strategy of operating a sound and profitable organization, the Company continued to be a "well-capitalized" financial institution according to applicable regulatory standards. Management considers this to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth.

At December 31, 2008, the Bank’s Tier I Leverage, Tier I Risk-based, and Total Risk-based capital ratios were 6.74%, 10.15% and 11.80%, respectively. Under the capital adequacy guidelines administered by the Bank’s principal regulators, "well-capitalized" institutions are those with Tier I leverage, Tier I Risk-based, and Total Risk-based ratios of at least 5%, 6% and 10%, respectively.

In January 2009, the Company announced the issuance and sale of $18.751 million in fixed rate cumulative perpetual preferred stock to the U.S. Treasury in connection with its participation in the U.S. Treasury’s Capital Purchase Program ("CPP"). The CPP is a voluntary program designed by the U.S. Treasury to provide additional capital to healthy, well-capitalized banks, to help provide economic stimulus through the creation of additional lending capacity in local banking markets. The investment by the U.S. Treasury through the CPP increases the Company’s already strong Tier I Leverage, Tier I Risk-based and Total Risk-based capital ratios by approximately 200, 300 and 300 basis points, respectively.

Shareholder Dividends: Total regular cash dividends paid by the Company in 2008 amounted to $1.02 per share of common stock, compared with $0.955 in 2007, representing an increase of $0.065, or 6.8%.

RESULTS OF OPERATIONS

Net Income and Earnings Per Share:  In 2008 the Company recorded record net income and earnings per share. Net income for the year ended December 31, 2008 amounted to $7.7 million, or fully diluted earnings per share of $2.57, compared with $7.2 million or fully diluted earnings per share of $2.30 for the year ended December 31, 2007, representing increases of 8.1% and 11.8%, respectively.

(Net Income graph)

(Earnings Per Share graph)

Return on Average Equity: The Company’s return on average equity amounted to 11.87% in 2008, compared with 11.40% in 2007.

(Return on Average Equity graph)

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

For the year ended December 31, 2008, net interest income on a fully tax-equivalent basis amounted to $28.1 million, representing an increase of $4.5 million, or 19.2%, compared with 2007.

The increase in net interest income was principally attributed to an improved net interest margin, combined with 2008 average earning asset growth of $87.5 million or 10.8%. The decline in short-term interest rates over the past fifteen months favorably impacted the Bank’s net interest margin, as the cost of interest bearing liabilities declined faster and to a greater degree than the decline in earning asset yields. For the year ended December 31, 2008, the fully tax-equivalent net interest margin amounted to 3.13%, representing an improvement of 22 basis points compared with 2007.

(Net Interest Income graph)

Non-interest Income: In addition to net interest income, non-interest income is a significant source of revenue for the Company and an important factor in its results of operations. Non-interest income is principally derived from financial services including trust and investment management activities, as well as service charges on deposit accounts, credit and debit card processing fees, realized securities gains or losses, and a variety of other product and service fees.

(Non-interest Income graph)

For the year ended December 31, 2008, total non-interest income amounted to $6.4 million, representing an increase of $503 thousand or 8.5%, compared with 2007. Total non-interest income included a $313 thousand gain recorded in the first quarter of 2008 representing the proceeds from shares redeemed in connection with the Visa, Inc. initial public offering. For the year ended December 31, 2008 net securities losses amounted to $831 thousand, compared with net secutiries losses of $671 thousand in 2007, representing an increase in net securities losses of $160 thousand, or 23.8%. The $831 thousand in 2008 net securities losses were comprised of other-than-temporary securities impairment losses of $1.4 million, largely offset by realized gains on the sale of securities amounting to $604 thousand.

Non-interest Expense: For the year ended December 31, 2008, total non-interest expense amounted to $20.5 million, representing an increase of $2.3 million or 12.7%, compared with 2007.

(Non-interest Expense graph)

The increase in non-interest expense was largely attributed to the settlement of the Company’s limited postretirement program in the first quarter of 2007, which reduced that reporting period’s non-interest expense by $832 thousand. The increase in non-interest expense was also attributed to higher levels of salaries and employee benefits, which were up $1.5 million or 15.6% compared with 2007. The increase in salaries and employee benefits was attributed to a variety of factors including: strategic additions to staff; normal increases in base salaries and employee benefits; higher levels of employee incentive compensation; and certain employee severance payments.

Income Tax Expense: For the year ended December 31, 2008, total income taxes amounted to $3.4 million, representing an increase of $364 thousand, or 12.1%, compared with 2007. The Company’s effective tax rate amounted to 30.4% in 2008, compared with 29.7% in 2007.

(Picture of Senior Management)

Management and Staff

Bar Harbor
Bankshares
Management
Joseph M. Murphy*
President & Chief Executive Officer

Gerald Shencavitz*
Executive Vice President, Chief
Financial Officer, & Treasurer

Bar Harbor
Bank & Trust
Management
Joseph M. Murphy
President & Chief Executive Officer

Gerald Shencavitz
Executive Vice President &
Chief Financial Officer

Senior Vice
Presidents
Michael W. Bonsey*
Credit Administration

Cheryl D. Curtis
Marketing, Research &
Community Relations

Gregory W. Dalton*
Business Banking

Daniel A. Hurley, III*
Bar Harbor Trust Services

Stephen M. Leackfeldt
Retail Banking & Consumer Lending

Marsha C. Sawyer
Human Resources

David W. Thibault
Operations & Information Systems

Vice Presidents
Judi L. Anderson
Credit Administration

Michelle R. Bannister
Retail And Residential Lending

Marcia T. Bender
Branch Operations

Penny L. Carter
Retail And Residential Lending

David S. Cohen
Controller & Assistant Treasurer

Dawn L. Crabtree

Operations

Audrey H. Eaton

Branch Relationship Manager,

Ellsworth

Ward A. Grant, II
Corporate Compliance Officer

Joseph E. Hackett
Business Banking

Vicki L. Hall
Business Banking

Wilfred R. Hatt
Regional VP - Business Banking

Derek W. R. Hayes
Business Banking

Lisa A. Holmes
Retail And Residential Lending

Maureen T. Lord
Regional Branch
Relationship Manager

Carolyn R. Lynch
Internal Audit

Cheryl L. Mullen
Retail Sales And Service &
Branch Administration

Lisa L. Parsons
Regional Branch
Relationship Manager

Bonnie A. Poland
Retail Banking

Carol J. Pye
Retail And Residential Lending

Andrew X. Sankey
General Services

R. Todd Starbird
Regional VP - Business Banking

Linda B. Stratton
Branch Relationship Manager,
Deer Isle

Assistant Vice
Presidents
Stacie J. Alley
Managed Assets

Steven W. Blackett
Credit Administration

Marjorie E. Gray
Branch Relationship Manager,
Blue Hill

Barbara F. Hepburn
Human Resources

Donna B. Hutton
Customer Service – Direct

Robert J. Lavoie
Information Systems

Elena M. Martin
Electronic Product Support

Colleen E. Maynard
Branch Relationship Manager,
Southwest Harbor

J. Paul Michaud
Application Support And
Project Management

Judith L. Newenham
Retail Lending

Russell A. Patton
Information Security

Timothy F. Tunney
Business Banking

Leita K. Zeugner
Deposit Services

Officers
Judith W. Fuller
Corporate Secretary

Deborah A. Maffucci
Securities Portfolio

Catherine M. Planchart
Community Relations

Lester L. Porter
Assistant Controller

Managers
Laura A. Bridges
Quality Assurance

Brenda B. Colwell
Training

Brenda J. Condon
Customer Service Manager, Blue Hill

Annette J. Guertin
Purchasing

Greg S. Jones
Customer Service Manager, Rockland

Wendy R. McLaughlin
Human Resources Operations

Jody C. McFadden
Supervisor, Winter Harbor

Elizabeth B. McMillan
Human Resources

Debra S. Mitchell-Dow
Branch Relationship Manager,
Bar Harbor

Anne M. Pennell
Branch Relationship Manager,
Machias

Debra R. Sanner
Customer Service Manager, Ellsworth

Lottie B. Stevens
Account & Transaction Processing

Peter M. Swanberg
Servicing

Terry E. Tracy
Branch Administration

Ann G. Upham
Mortgage Originator

Lisa F. Veazie
Customer Service Manager, Deer Isle

Bar Harbor Trust
Services
Daniel A. Hurley, III
President

Gerald Shencavitz
Chief Financial Officer

Joshua A. Radel
Chief Investment Officer

Joseph M. Pratt
Managing Director And Trust Officer

Vice Presidents
Mischelle E. Adams
Trust Officer

Melanie J. Bowden
Trust Officer

Faye A. Geel
Trust Officer

Lara K. Horner
Trust Operations

Sarah C. Robinson
Trust Officer

Scott C. Storgaard
Trust Investment Officer

Officer
Julie B. Zimmerman
Trust Officer

Supervisor
Pamela L. Curativo
Trust Operations

Bar Harbor
Financial
Services**
Craig D. Worcester
Managing Director

Ronald L. Hamilton
Vice President, Financial Consultant

Charles E. Lynch, III
Vice President, Financial Consultant

Sonya L. Mitchell
Vice President, Financial Consultant

Diane M. Rimm
Vice President, Operations

Employees
(As Of 03/12/09)
Gwen M. Abbott
Jennifer C. Abbott
Susan L. Albee
Deena M. Allen
Faye M. Allen
Holly M. Andrews
June G. Atherton
Vicki J. Austin
Karen C. Beal
Melynda M. Beal
Donna L. Blankley
Penny S. Brady
Hillary A. Carter
Crystal N. Case
Sarah A. Cormier
Theresa L. Colson
Lisa L. Crosby
Geneva E. Culshaw
Laura H. Danielson
Logan-Ashlee Davis
Sharon J. Davis
Julie M. Eaton
Rebecca H. S. Emerson
Pamela J. Farnsworth
Amy N. Foskett
Ashlee R. Fountaine
Jason P. Freeman
Candy A. Ginn
Erica N. Goggin
Dawn F. Gray
Shelley E. Gray
Susanne M. Griffin
Samantha E. Hagerthy
Andrew Haley
Kelli M. Hall
Kelton I. Hallett
Kirsten M. Hamilton
Casey E. Hardwick
Mary Beth Harmon
Prescilla J. Harper
Nancy B. Hastings
Mary D. Hays
Ivy M. Heal
Holly B. Hersom
Melissa S. Hinckley
Nicole S. Hinkel
Sharon E. Hobbs
Jeanette L. Howie
Lynn L. Huffman

Margaret L. Hutchinson
Ashley N. Johnson
Danielle Y. Johnson
Maureen E. Kane
Rebecca H. Kent
Kathryn M. Kief
Ebony A. Kramp
James W. Lacasse
Janice E. Lachance
Paula M. Lamoureux
Bonnie S. Leblanc
Marlene A. Lloyd
Jonathan W. Long
Virginia L. Macleod
Carol M. Marshall
Ashley S. Matthews
Bettina F. Mcguire
Kara M. Miller
Dylan A. Mooney
Michele L. Morrison
Dawn B. Nason
Danielle E. Natale
Nicole E. Norton-Daley
Debbie B. Norwood
Nichole D. Norwood
Alexandra Orcutt
Joseph F. Pagan
Andrea L. Parker
Jane M. Parker
Deborah I. Parlee
Jon B. Perkins
Michelle P. Rafferty
Mary C. Ratner
Julie A. Redman
Judy A. Richards
Amanda L. Robbins
Jane M. Robinson
Alicia M. Santerre
Jennifer M. Saunders
Frank J. Schaefer
Edith E. Schwartz
Debra L. Scott-Henderson
Bridgette M. Shorey
Stephanie M. Shuster
Andrea L. Snow
Rachelle A. Stagg
Angela M. Stanley
Teri A. Stover
Catherine E. Talley
Bristol N. Timmons
Brenda D. Tripp
Jyl E. Tucker
Allyson M. Wallace
Erica Wallace
Jeffrey M. Warner
Paula Webster
Jeanne L. F. Weeks

**Bar Harbor Financial services is a branch of Infinex Investments, Inc., an independent registered broker dealer which is not affiliated with the Company of the Bank.

 (Picture of Board of Directors)

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

Scott G. Toothaker, Ellsworth, ME
Principal and vice President of Melanson Heath & Co.

David B. Woodside, Bar Harbor, ME
President and General Manager of Acadia Corporation

(Picture of Lighthouse and ocean)

ANNUAL MEETING
The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday May 19, 2009 at the Bar Harbor Club located on West Street in Bar Harbor, Maine.

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
800-937-5449 / www.amstock.com

STOCK EXCHANGE LISTING
Bar Harbor Bankshares common stock is traded on the NYSE Alternext U.S. Exchange (www.nyse.com), under the symbol BHB.

FORM 10-K ANNUAL REPORT
The Company refers you to its Annual Report on Form 10-K for fiscal year ended December 31, 2008 and appended to this report for detailed financial data, management's discussion and analysis of financial condition and results of operations, disclosures about market risk, market information including stock graphs, descriptions of the business of the Company and its products and services, and a listing of its executive officers.

MAILING ADDRESS
If you need to contact our corporate headquarters office, write:
Bar Harbor Bankshares
Post Office Box 400
82 Main Street
Bar Harbor, Maine 04609-0400
207-288-3314 / 888-853-7100

PRINTED FINANCIAL INFORMATION
We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares Annual Report to the Securities and Exchange Commission on Form 10-K. The Bank will also provide, upon request, Annual Disclosure Statements for Bar Harbor Bank & Trust as of December 31, 2008. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at 207-288-3314.

(Sunset photograph)

BAR HARBOR 82 Main Street 288-3314 BLUE HILL 21 Main Street 374-5600 DEER ISLE 25 Church Street 348-2319 ELLSWORTH 137 High Street 667-7194	LUBEC 68 Washington Street 733-4931 MACHIAS 20 Main Street 255-3372 MILBRIDGE 2 Bridge Street 546-7323 NORTHEAST HARBOR 111 Main Street 276-3314	ROCKLAND 245 Camden Street 594-9557 SOMESVILLE 1055 Main Street 244-4417 SOUTHWEST HARBOR 314 Main Street 244-3314 WINTER HARBOR 385 Main Street 963-5800	BUSINESS BANKING, TRUST & FINANCIAL SERVICES OFFICES BANGOR One Cumberland Place, Suite 100 945-5244 ELLSWORTH 135 High Street 667-3883

Back Cover