Form 10-K, Exhibit 13
period 2009-12-31
BAR HARBOR BANKSHARES
filed 2010-03-16
CIK 743367

EXHIBIT 13

This is a transcript of the data contained the the Annual Report submitted for filing purposes.
For complete report see PDF document attached to this filing.

Front Cover

[Logo]

Balancing Risk & Reward

2009 Summary Annual Report

[Photograph background]

 Inside front cover Content

Founded in 1887, Bar Harbor Bank & Trust is a community bank with 12 locations along the coast of Maine, and offers a full range of financial products and services for families, businesses, municipalities and non-profit organizations. Bar Harbor Trust Services, a subsidiary of the Bank, and Bar Harbor Financial Services, a branch of Infinex Investments, Inc., provide retirement planning, investment management, brokerage and insurance services to meet the needs of a wide variety of individual, non-profit and municipal clients. Bar Harbor Bankshares ("BHB" or the "Company") is the parent company of Bar Harbor Bank & Trust (the "Bank").

Year-Over-Year Financial Highlights
(dollars in thousands)

	2009	2008	% Change
Net Income Available to Common Shareholders	$ 9,316	$ 7,731	20.5%
Diluted Earnings Per Share	$ 3.12	$ 2.57	21.4%
Tax-equivalent Net Interest Income	$ 34,786	$ 28,090	23.8%
Non-interest Income	$ 6,022	$ 6,432	– 6.4%
Non-interest Expense	$ 21,754	$ 20,513	6.0%
Total Assets	$1,072,381	$ 972,288	10.3%
Total Securities	$ 347,026	$ 290,502	19.5%
Total Loans	$ 669,492	$ 633,603	5.7%
Total Deposits	$ 641,173	$ 578,193	10.9%
Total Shareholders’ Equity	$ 113,514	$ 65,445	73.4%

[Net Income Available to Common Shareholders Graph] [Diluted Earnings Per Share Graph] [Return on Average Equity Graph]

 Page 1 Content

[Photograph of Mr. Murphy and Mr. Dodge]

Dear fellow shareholders: The past year was an extraordinary one for Bar Harbor Bankshares. We confronted a series of unusual and well-publicized events within the national economy and within our industry that challenged but did not chang our traditional business values. As bankers, we manage financial risk; this is our fundamental role in our local economy. If we do it well, the Bank and its shareholders are rewarded appropriately.

In 2009, we faced the most dramatic arena for balancing risk and reward we have seen in decades. We believe we have maintained that balance in the best interest of our customers, our shareholders, our employees and the communities we are privileged to serve. As you review our results, we sincerely hope you will agree.

Following record annual earnings in 2008, we are pleased to report another year of record performance in 2009. Despite the continuing national recession and struggles within various components of the Maine economy, our conservative business plan and attention to community banking fundamentals have served us well. Net income available to common shareholders was $9.3 million, up $1.6 million or 20.5% compared with 2008, and earnings per diluted common share were up $0.55 or 21.4%. Reflecting both substantial improvements in top line revenue as well as continuing control over non-interest expenses, our efficiency ratio dropped to 53.2%, which is the Company’s best performance in well over a decade, despite the need to accommodate special deposit insurance assessments from the FDIC.

During 2009, the Company’s total assets grew 10.3% and ended the year at $1.1 billion. Total loans stood at $669 million at year end reflecting continued strong growth in business lending, thanks to our careful cultivation of this important line of business over the past several years. Despite the challenges in the broader economy, several of our strongest business customers looked to us for financing as they took advantage of business expansion opportunities and we were delighted to accommodate them. Although we often hear the national outcry that "banks are unwilling to lend," BHB has never faltered in its commitment to support the local economy through sound business, municipal and residential lending. Because our underwriting principles were always conservative, we did not need to make sudden adjustments in our standards when the economy soured. Over the past several years, we have spent a great deal of energy developing a team-based, collaborative credit culture. We believe customers appreciate our responsive style. Our ability to support loan demand during these unsettled times has reinforced our reputation among prospective borrowers as a lender of choice.

While the Bank’s residential mortgage loan portfolio declined in 2009, demand for residential lending was surprisingly strong, as many households looked to refinance and consolidate debt to take advantage of

 Page 2 Content

historically low borrowing rates, tax incentive programs and more affordable home prices. To reduce interest rate risk, $30 million of low-fixed-rate residential mortgages originated in 2009 were sold in the secondary market, with customer servicing retained by the Bank, and were therefore not reflected in outstanding loan balances at year end.

Along with strong growth in our loan portfolio, we are pleased to report that our asset quality indicators have remained relatively strong. As of the end of 2009, our non-performing loans remained manageable at 1.37% of total loans. Net charge offs amounted to a very low 0.13% of total loans, and were actually down from 0.21% of total loans in 2008. Over the past two years, loan foreclosures have increased dramatically on the national level. While we have also seen an increase in foreclosure activity within our business and residential portfolios here in Maine, the absolute number of cases remains quite small and we have worked closely with the affected borrowers to prevent actual foreclosures whenever possible.

The Bank’s tax-equivalent net interest income increased $6.7 million or 23.8% in 2009 and continued to be the principal source of earnings for the Company. During 2009, our net interest margin improved 27 basis points to 3.40% principally as a result of lower borrowing rates and careful attention to deposit and loan pricing. We believe we have benefited from thoughtful positioning of the balance sheet over the past few years to mitigate interest rate risk and insulate the Company’s earnings capacity from unavoidable swings in interest rates.

Our financial services units, Bar Harbor Trust Services and Bar Harbor Financial Services*, continue to build their reputations as innovative and thoughtful financial advisors to a wide variety of individual and institutional clients. The financial markets of the past few years have bred a great deal of uncertainty in the minds of individual investors and volunteer fiduciaries; sound guidance has never been more valued than now. Despite significant volatility in the market value of assets under management during the past year, revenues for these two units combined were $2.4 million for 2009, down less than 3% compared with 2008.

During the past two years, bank investors and regulators have placed intensified attention on the adequacy of bank capital. Capital fuels growth, facilitates earnings and provides the financial capacity to absorb potential credit or investment losses. While official measurements of capital adequacy did not change, there were indications in the latter half of 2008 that regulatory practice would increase capital adequacy expectations in response to the failure of major banks and deteriorating economic conditions.

In the fall of 2008, under the general umbrella of the Emergency Economic Stabilization Act, the United States Treasury promoted its voluntary Capital Purchase Program (CPP) to healthy banks, large and small, in which it made capital investments in banks through the purchase of preferred stock. The purpose of this new capital was to provide participating banks with the capacity and the confidence to increase lending in their local markets and to stabilize the economy. Given the extraordinary economic uncertainty at that time, BHB determined that the most prudent course of action was to participate in the CPP program. BHB issued $18.75 million of preferred stock and common stock warrants to the United States Treasury in January of 2009.

During 2009, BHB used the lending and investment capacity afforded by this capital inflow to increase earning assets by $100 million, while acquiring valuable capital reserve strength should the national recession deepen and the local economy falter. By the fourth quarter of 2009, the local economy had performed relatively well and it appeared the risk of a long and deep economic trough had mitigated. BHB had itself performed well on the strength of robust earning asset growth, an improved net interest margin and a loan portfolio that demonstrated strong asset quality. On the strength of this performance, BHB concluded that the opportunity was right for raising capital in the form of common stock.

In December 2009, the Company completed a public offering of 800,000 shares of its common stock with an enthusiastic market response from both institutional and retail investors. The total net proceeds from the offering, including the underwriter’s exercise of its over-allotment option in January 2010, amounted to $22.4 million. We

*Bar Harbor Financial Services is a branch of Infinex Investments, Inc., an independent registered broker-dealer which is not affiliated with the Company or the Bank.

Page 3 Content

Reflecting both substantial improvements in top line revenue as well as continuing control over non-interest expenses, our efficiency ratio dropped to 53.2% in 2009, the Company's best performance in well over a decade. This year's record-low number stacks up against that of top performing banks and creates a new benchmark against which to measure success.	[Efficiency Ratio Graph]

believe the positive demand for our stock demonstrates not only the strength of BHB’s past performance, but also the confidence of investors in our prospects for future growth and success.

On February 24, 2010, the Company used a portion of the proceeds from the stock offering to redeem all 18,751 shares of preferred stock it sold to the United States Treasury, thus ending its participation in the CPP. We believe our participation in the Capital Purchase Program enabled the Company to maintain a very strong capital position while supporting our local economy during extremely uncertain times.

While the Company benefited from the strength of an additional $24 million in average shareholders’ equity in 2009, we were able to hold our return on average equity at 11.65% down only 22 basis points from 2008.

While we believe the decisions made by the board and management have served the Company well, we also acknowledge that our sustained overall success is due in a major way to the resilience of the Maine coastal economy. In addition to fishing, boat building, biological research and blueberry farming, the Maine coast is driven by tourism, which brings millions of visitors each year to our villages and islands, Acadia National Park, and a rugged coastline of uncommon beauty. Despite spikes in fuel prices and national economic disruptions, the local tourism industry has performed with remarkable stability. Over time, coastal Maine has proven to be a very hospitable environment for a community bank and we are fortunate to call it home.

We are grateful to all our team members for their outstanding work this year. We especially acknowledge the outstanding contributions of Thomas Colwell, who served as Bar Harbor Bankshares Board Chairman from May 2004 until May 2009. During this period, under Tom’s dedicated leadership, the Company enjoyed splendid growth and remarkable performance improvements. We are delighted that Tom is now continuing his exemplary service as Vice Chairman of the Board.

On behalf of the Board of Directors and all Bar Harbor Bankshares team members, we are thankful for the loyalty and support of our shareholders. We are dedicated to earning your continued confidence in the years ahead.

Sincerely,

/s/Joseph M. Murphy

Joseph M. Murphy

President and Chief Executive Officer

/s/Peter Dodge

Peter Dodge

Chairman

Page 4 Content

[Photographs of customers]

Support in a time of need

Nautilus Marine Fabrication’s success is built on quality and diversification. Offering custom marine hardware manufacture, abrasive water jet material cutting, boat propeller repair, new propeller sales, and non-toxic hydraulic fluid sales, Nautilus caters to high-end yacht makers, whose pleasure vessels retail for around $500,000 as well as local fishermen who need precision fittings and propeller repairs.

Owners Jim Patten and Stephen Brenton, both with nearly 25 years experience, have lived their dream of running a successful business since purchasing Nautilus from their former employer in 1998. But Brenton and Patten experienced a nightmare the evening of May 14, 2009 when their facility was destroyed by fire. With the help of friends, neighbors, other local businesses, and their Bank, they were able to keep doing business and quickly rebuild. Vicki Hall, BHBT Vice President of Business Banking, offered some creative financing solutions to help get them back on their feet as quickly as possible.

Quote under Nautilus photos:

"Vicki arrived on site the day of the fire, when the fire trucks were still there. The next day, Joe Murphy came by to offer the Bank’s assistance. Our reconstruction took longer than expected but BHBT saw us through with some creative solutions. That’s a really good feeling…knowing your Bank supports you during a tough time." Jim Patten, Co-owner – Nautilus Marine

Page 5 Content

Meeting the needs and expectations
of those we serve every day

How, during such turbulent times for the economy and the banking industry, were we able to set earnings records and achieve our best performance year ever? We’ve concluded that our success is based on principles and practices we put in place years ago. While many financial institutions diversified into risky products and ventures for short-term gain, we remained committed to our traditional products and conservative credit management practices. Through a consistently disciplined and prudent culture, we have built a wall against adversity while preserving the warm face-to-face experience our coastal Maine customers and communities deserve and expect. Allow us to share some details.

Creative Solutions

Our cost control and credit quality management practices are vital to our financial success. But our culture is not just about written policies – it is about applying those policies to each customer’s unique business and credit needs. The feature stories included here demonstrate our willingness and ability to work creatively with customers when conditions warrant. This kind of disciplined flexibility contributes to our best-in-class asset quality numbers, exceptional survey results, and the kind of returns that we are proud to present to you in this report.

Loyal Customers

Our goal is to deliver exceptional customer care every day. While we were internally confident that our customer service and satisfaction levels were high, a 2009 independent survey proved this to be true. Over 95% of customers surveyed are happy with us and are unlikely to switch banks in the next 12 to 18 months. Even more gratifying, that same number (95%) would recommend us to friends or family. We believe this loyalty is achieved every day, one customer at a time, one experience at a time. Every interaction counts.

Engaged Employees

In 2009, we were also delighted with the results of a separate independent survey of our employees showing 95% of them enjoy the work they do, 94% are proud to tell people they work for Bar Harbor Bank & Trust, and 93% believe the Bank has a strong reputation in the community. Because we strive to be the best place to work AND the best place to bank, we are pleased and humbled by these results. Our customers’ and employees’ loyalty, support, and recommendations are indeed what make our ongoing success possible.

Improved Branches

The past year has been a busy one for our facilities department. On-time and on-budget renovations to our Blue Hill, Ellsworth, Bar Harbor, and Southwest Harbor offices provide more convenient parking, better drive-through and ATM access, and more attractive, efficient facilities for both customers and employees. These updates, completed with a focus on cost control and long-term payback, will protect our investment in infrastructure for decades to come.

Page 6 Content

[Photographs of customers]

Convenient Delivery Channels

As technology evolves, so does customer expectation. With that in mind, we’ve added more efficient ways for customers to do business with us. Through Remote Deposit Capture, our business customers can deposit the day’s receipts into a BHBT account without ever leaving the workplace. Customers will soon be able to open deposit accounts online from their home computer. Of course, warm person-to-person interaction will always be available at Bar Harbor Bankshares. Those who prefer visiting a branch to open an account now enjoy a streamlined process thanks to our new deposit automation software.

Financial Education Leadership

Because recent economic times highlighted the need for better financial education, our marketing focus for 2009 was "information about money." Media campaigns featured President Joe Murphy voicing tips about health savings accounts, FDIC insurance, credit reports, and children’s savings habits. Our participation in numerous community education events for both adults and youth broadened the reach. We believe there’s no better message during unsettled times. Information is power and with it comes relief.

Celebration

What exciting times for shareholders, customers, and employees of Bar Harbor Bankshares! By balancing risk and reward…and sticking to the basics of community banking…we are able to celebrate 2009 as our best year ever and have positioned your Company for a bright future.

[Caption for page 6 – under photo strip]

The SPCA of Hancock County, a local animal welfare organization and shelter located in Trenton, Maine, recently completed a $2 million capital campaign to expand its facility.

Page 7 Content

[Photographs of customers]

Managing and protecting assets

Non-profit organizations, vital to Maine’s economy, provide services and jobs that make our communities better places to live and work. Regrettably, many local non-profits, ranging from very small to world renowned, have suffered financial losses during the recent economic downturn. Increasingly the non-profit sector is turning to Bar Harbor Trust Services for the guidance and skill needed to manage and protect their assets. Non-profit boards and managers, as stewards of other people’s money, have a responsibility to manage funds entrusted to them through charitable gifts. We help them make the most of those funds using all the tools in our diverse set of products and services – endowment management, charitable gift annuities, charitable remainder trusts, and more.

A client of Bar Harbor Trust Services (BHTS) for years, the SPCA of Hancock County had split its endowment management between two institutions. In 2009, after noticing the portfolio managed by Bar Harbor Trust Services had preserved considerably more capital and minimized losses in comparison to their other investment account, the SPCA chose to consolidate all its funds with BHTS.

QUOTE FOR PHOTO

"As a non-profit organization, the SPCA is sustained by and operates with the trust and support of the public through donations. Bar Harbor Trust Services helped us preserve the funds in our endowment during troubled economic times. We appreciate how they listen to us and manage our money for our particular needs."

Doug Radziewicz, Executive Director – SPCA of Hancock County

Page 8 Content

[Photographs of customers]

Flexible credit capabilities for exceptional opportunities

Headquartered in eastern Maine, family-owned Lafayette Hotels with 27 properties including 21 in Maine, employs over 1,000 people. Danny and Carla Lafayette chose to partner with Bar Harbor Bank & Trust because, as Danny says, "They have unbelievable knowledge of the state of Maine; they understand tourism and that it’s a driving force in Maine’s economy. They want and appreciate our business and they offer good services and pricing. Best of all, I get a warm, fuzzy feeling when I meet with Greg Dalton. I know he trusts me so I’m confident in moving forward with projects. The Bank has also supported us in our efforts to promote human health in Maine." Lafayette Hotels, committed to giving back to their communities, recently pledged $2 million to the world-class Lafayette Family Cancer Center in Brewer, Maine.

 Quote above picture:

"The people at Bar Harbor Bank & Trust understand doing business in Maine; not just coastal markets, but Augusta, Portland, and beyond. And they share our commitment to community. That's important to us."

Danny Lafayette, Owner - Lafayette Hotels

Page 9 Content

[Photographs of customers]

Leveraging loan programs for small business

A television special about windjammers ignited a spark for Bob and Dawn Tassi. In 1999, they left their jobs in Nashville and moved to Maine to live a dream as owners of the Schooner Timberwind. Built to carry pilots to and from ships entering or leaving Portland harbor, this historic vessel launched from Union Wharf in Portland in 1931 and has never left Maine waters since. Today, the Timberwind’s multi-day cruises offer guests a safe, relaxing tour of Maine’s coastline. With economic shifts and changes in tourism habits, it hasn’t always been smooth sailing, but the Tassi’s are determined to keep their dream afloat. Last year, BHBT Regional Vice President in Rockland, Todd Starbird, worked with Bob and Dawn to secure a Small Business Administration ARC loan. Creativity and determination, in conjunction with a unique government program, helped the Timberwind weather a rough patch.

QUOTE

"Todd has been with us since the beginning, seeing us through both good and tough times. We feel like he would do absolutely anything to help us."

Captain Bob and Dawn Tassi, The Schooner Timberwind, Rockport, Maine

5-Year Selected Financial Data
The following table sets forth financial data for the last five years

FIVE-YEAR SUMMARY OF FINANCIAL DATA
As of and For the Years Ended December 31,

(in thousands, except share data)	2009	2008	2007	2006	2005
Balance Sheet Data
Total assets	$1,072,381	$972,288	$889,472	$824,877	$747,945
Total securities	347,026	290,502	264,617	213,252	183,300
Total loans	669,492	633,603	579,711	555,099	514,866
Allowance for loan losses	(7,814)	(5,446)	(4,743)	(4,525)	(4,647)
Total deposits	641,173	578,193	539,116	496,319	445,731
Total borrowings	311,629	323,903	278,853	260,712	239,696
Total shareholders' equity	113,514	65,445	65,974	61,051	56,104
Average assets	1,052,496	926,357	841,206	788,557	689,644
Average shareholders' equity	88,846	65,139	62,788	57,579	56,132

Results Of Operations
Interest and dividend income	$ 54,367	$ 53,594	$ 51,809	$ 46,145	$ 37,195
Interest expense	21,086	26,403	28,906	24,449	15,336
Net interest income	33,281	27,191	22,903	21,696	21,859
Provision for loan losses	3,207	1,995	456	131	---
Net interest income after provision for loan losses	30,074	25,196	22,447	21,565	21,859

Non-interest income	6,022	6,432	5,929	6,876	6,415
Non-interest expense	21,754	20,513	18,201	18,677	19,268

Income before income taxes	14,342	11,115	10,175	9,764	9,006
Income taxes	3,992	3,384	3,020	2,885	2,582

Net income	$ 10,350	$ 7,731	$ 7,155	$ 6,879	$ 6,424
Preferred stock dividends and accretion of discount	1,034	---	---	---	---
Net income available to common shareholders	$ 9,316	$ 7,731	$ 7,155	$ 6,879	$ 6,424

Per Common Share Data:
Basic earnings per share	$ 3.19	$ 2.63	$ 2.36	$ 2.26	$ 2.09
Diluted earnings per share	$ 3.12	$ 2.57	$ 2.30	$ 2.20	$ 2.03
Cash dividends per share	$ 1.04	$ 1.02	$ 0.96	$ 0.91	$ 0.84
Dividend payout ratio	32.56%	38.84%	40.54%	40.12%	40.23%

Selected Financial Ratios:
Return on total average assets	0.98%	0.83%	0.85%	0.87%	0.93%
Return on total average equity	11.65%	11.87%	11.40%	11.95%	11.44%
Tax-equivalent net interest margin	3.40%	3.13%	2.91%	2.98%	3.44%

Capital Ratios:
Tier 1 leverage capital ratio	10.35%	6.61%	7.10%	7.34%	7.52%
Tier 1 risk-based capital ratio	15.34%	9.95%	10.76%	10.82%	11.10%
Total risk-based capital ratio	17.14%	11.60%	11.59%	11.65%	12.05%

Asset Quality Ratios:
Net charge-offs to average loans	0.13%	0.21%	0.04%	0.05%	0.04%
Allowance for loan losses to total loans	1.17%	0.86%	0.82%	0.82%	0.90%
Allowance for loan losses to non-performing loans	85%	124%	230%	721%	535%
Non-performing loans to total loans	1.37%	0.70%	0.36%	0.11%	0.17%

Refer to the Bar Harbor Bankhares 2009 Annual Report on Form 10-K for a complete set of consolidated audited financial statements.

Consolidated Balance Sheets

	December 31,	December 31,
(in thousands, except share data)	2009	2008
Assets
Cash and due from banks	$ 9,831	$ 9,041
Overnight interest bearing money market funds	1	1
Total cash and cash equivalents	9,832	9,042
Securities available for sale, at fair value	347,026	290,502
Federal Home Loan Bank stock	16,068	14,796
Loans	669,492	633,603
Allowance for loan losses	(7,814)	(5,446)
Loans, net of allowance for loan losses	661,678	628,157
Premises and equipment, net	11,927	10,854
Goodwill	3,158	3,158
Bank owned life insurance	6,846	6,573
Other assets	15,846	9,206
TOTAL ASSETS	$1,072,381	$972,288

Liabilities
Deposits:
Demand and other non-interest bearing deposits	$ 57,743	$ 57,954
NOW accounts	74,538	67,747
Savings and money market deposits	171,791	163,780
Time deposits	245,111	200,206
Brokered time deposits	91,990	88,506
Total deposits	641,173	578,193
Short-term borrowings	91,893	121,672
Long-term advances from Federal Home Loan Bank	214,736	197,231
Junior subordinated debentues	5,000	5,000
Other liabilities	6,065	4,747
TOTAL LIABILITIES	958,867	906,843

Shareholders' equity
Capital stock, par value $2.00; authorized 10,000,000 shares; issued 4,443,614 shares at December 31, 2009 and 3,643,614 shares at December 31, 2008	8,887	7,287
Preferred stock, par value $0; authorized 1,000,000 shares; issued 18,751 shares at December 31, 2009	18,358	---
Surplus	24,360	4,903
Retained earnings	75,001	67,908
Accumulated other comprehensive income (loss):
Prior service cost and unamortized net actuarial losses on employee benefit plans, net of tax of ($56) and ($59), at December 31, 2009 and December 31, 2008, respectively	(109)	(115)
Net unrealized appreciation (depreciation) on securities available for sale, net of tax of $1,074 and ($573), at December 31, 2009 and December 31, 2008, respectively	2,084	(1,149)
Portion of OTTI attributable to non-credit losses, net of tax of $931 and $0, at December 31, 2009 and 2008, respectively	(1,808)	---
Net unrealized appreciation on derivative instruments, net of tax of $209 and $382 at December 31, 2009 and December 31, 2008, respectively	406	740
Total accumulated other comprehensive income (loss)	573	(524)
Less: cost of 752,431 and 769,635 shares of treasury stock at December 31, 200,9 and December 31, 2008, respectively	(13,665)	(14,129)

TOTAL SHAREHOLDERS' EQUITY	113,514	65,445

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,072,381	$972,288

Refer to the Bar Harbor Bankhares 2009 Annual Report on Form 10-K for a complete set of consolidated audited financial statements.

Consolidated Statements of Income

(in thousands, except share data)	2009	2008	2007
Interest and dividend income:
Interest and fees on loans	$ 34,797	$ 37,653	$ 37,923
Interest on securities	19,570	15,415	13,073
Dividends on FHLB stock	---	526	813
Total interest and dividend income	54,367	53,594	51,809

Interest expense:
Deposits	10,724	14,976	16,222
Short-term borrowings	602	1,421	5,967
Long-term debt	9,760	10,006	6,717
Total interest expense	21,086	26,403	28,906

Net interest income	33,281	27,191	22,903
Provision for loan losses	3,207	1,995	456
Net interest income after provision for loan losses	30,074	25,196	22,447

Non-interest income:
Trust and other financial services	2,444	2,513	2,335
Service charges on deposit accounts	1,412	1,594	1,624
Mortgage banking activities	490	15	20
Credit and debit card service charges and fees	779	2,044	2,100
Net securities gains (losses)	1,521	(831)	(671)
Total other-than-temporary impairment ("OTTI") losses	(2,773)	---	---
Non-credit portion of OTTI losses (before taxes) (1)	1,319	---	---
Net OTTI losses recognized in earnings	(1,454)	---	---
Other operating income	830	1,097	521
Total non-interest income	6,022	6,432	5,929

Non-interest expense:
Salaries and employee benefits	11,594	10,827	9,368
Postretirement plan settlement	---	---	(832)
Occupancy expense	1,329	1,387	1,275
Furniture and equipment expense	1,378	1,539	1,718
Credit and debit card expenses	332	1,416	1,469
FDIC insurance assessments	1,420	134	59
Other operating expense	5,701	5,210	5,144
Total non-interest expense	21,754	20,513	18,201

Income before income taxes	14,342	11,115	10,175
Income taxes	3,992	3,384	3,020

Net income	$ 10,350	$ 7,731	$ 7,155

Preferred stock dividends and accretion of discount	1,034	---	---
Net income available to common shareholders	$ 9,316	$ 7,731	$ 7,155

Computation of Earnings Per Share:
Weighted average number of capital stock shares outstanding
Basic	2,916,643	2,943,694	3,037,074
Effect of dilutive employee stock options	57,182	63,555	75,662
Effect of dilutive warrants	9,604	---	---
Diluted	2,983,429	3,007,249	3,112,736

Per Common Share Data:
Basic Earnings Per Share	$ 3.19	$ 2.63	$ 2.36
Diluted Earnings Per Share	$ 3.12	$ 2.57	$ 2.30
Dividends per share	$ 1.040	$ 1.020	$ 0.955

(1)Included in other comprehensive income (loss), net of tax

Refer to the Bar Harbor Bankhares 2009 Annual Report on Form 10-K for a complete set of consolidated audited financial statements.

Page 13 Content

2009 Financial Overview

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

FINANCIAL CONDITION

Assets: The Company’s total assets increased $100.1 million or 10.3% during 2009, ending the year at $1.1 billion. This increase was principally attributed to the growth of the Bank’s loan and securities portfolios.

Loans: Total loans ended the year at $669.5 million, representing an increase of $35.9 million, or 5.7%, compared with December 31, 2008. Business loans, which are typically the Bank’s highest yielding assets and most profitable relationships, led the overall growth of the loan portfolio, posting an increase of $47.5 million or 14.8%. Tax-exempt loans to municipalities were also up over year-end 2008, posting an increase of $8.8 million, or 163.9%. Consumer loans, which principally consist of residential real estate mortgage loans, declined $20.1 million or 6.6% compared with year-end 2008, largely reflecting principal pay-downs from the Bank’s $225.8 million residential mortgage loan portfolio.

[Assets graph] [Loans Graph]

While the Bank’s residential mortgage loan portfolio declined in 2009, origination activity increased significantly, principally reflecting declines in residential mortgage loan interest rates, borrower refinancing activity, more affordable home prices and tax incentive programs. Because of the interest rate risk considerations associated with holding low coupon mortgage loans, $29.8 million of low fixed rate residential mortgages originated in 2009 were sold in the secondary market with customer servicing retained by the Bank and as a result were not reflected in outstanding loan balances at period end.

Consumer loans comprise almost half of the total loan portfolio and principally consist of home mortgages, home equity loans and residential construction loans. The Bank also serves the small business market throughout downeast and midcoast Maine. It offers business loans to individuals, partnerships, corporations, and other business entities for capital construction, real estate purchases, working capital, real estate development, and a broad range of other business purposes.

Page 14 Content

Credit Quality: At December 31, 2009, the Bank’s total non-performing loans amounted to $9.2 million or 1.37% of total loans, compared with $4.4 million, or 0.70% at December 31, 2008. One agricultural loan accounted for $1.5 million of total year-end 2009 non-performing loans and represented approximately one-third of the year-over-year increase. Non-performing commercial real estate mortgages and residential real estate mortgages ended the year at $3.1 million and $2.5 million, respectively, up $1.5 million and $800 thousand compared with December 31, 2008.

During 2009 the Bank enjoyed a low level of loan loss experience, which showed improvement compared with the loan loss experience in 2008. Total net loan charge-offs amounted to $839 thousand in 2009, or net charge-offs to average loans outstanding of 0.13%, compared with $1.3 million, or net charge-offs to average loans outstanding of 0.21% in 2008.

[Non-Performing Loans Graph] [Net Charge-off Graph]

For the year ended December 31, 2009, the Bank recorded a provision for loan losses (the "provision") of $3.2 million, representing an increase of $1.2 million, or 60.8%, compared with 2008. The increase in the provision was principally attributed to a deterioration in overall credit quality, growth in the loan portfolio, and deteriorating economic conditions, including elevated unemployment levels and depressed real estate values in the markets served by the Bank.

The Bank maintains an allowance for loan losses (the "allowance") which is available to absorb probable losses on loans. The allowance is maintained at a level that, in management’s judgment, is appropriate for the amount of risk inherent in the current loan portfolio and adequate to provide for estimated probable losses. At December 31, 2009, the allowance stood at $7.8 million, representing an increase of $2.4 million or 43.5% compared with December 31, 2008. At December 31, 2009, the allowance expressed as a percentage of total loans stood at 1.17%, up from 0.86% at December 31, 2008.

Investment Securities: During 2009 the securities portfolio continued to serve as a key source of earning assets for the Bank. Total securities ended the year at $347.0 million, representing an increase of $56.5 million, or 19.5%, compared with December 31, 2008.

The securities portfolio is comprised of mortgage-backed securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and other private label issuers. The securities portfolio also includes tax-exempt obligations of state and political subdivisions, and obligations of other U.S. government-sponsored enterprises. At December 31, 2009, the securities portfolio did not contain any pools of sub-prime mortgage-backed securities, collateralized debt obligations, or commercial mortgage-backed securities. Additionally, the Bank did not own any equity securities or have any corporate debt exposure in its securities portfolio, nor did it own any perpetual preferred stock in Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA"), or any interests in pooled trust preferred securities.

[Securities Graph] [Deposits Graph]

Page 15 Content

Deposits: During 2009, the most significant funding source for the Bank’s earning assets continued to be retail deposits, gathered through its network of twelve banking offices throughout downeast and midcoast Maine. Historically, the banking business in the Bank’s market area has been seasonal, with lower deposits in the winter and spring and higher deposits in summer and autumn. The timing and extent of seasonal swings have varied from year to year, particularly with respect to demand deposits.

Total deposits ended the year at $641.2 million, representing an increase of $63.0 million, or 10.9%, compared with December 31, 2008. Total retail deposits ended the year at $549.2 million, up $59.5 million or 12.1% compared with December 31, 2008. Savings, money market, and NOW account deposits combined were up $14.8 million or 6.4%, while retail time deposits were up $44.9 million or 22.4% compared with December 31, 2008.

Brokered deposits obtained from the national market ended the year at $92.0 million, representing an increase of $3.5 million, or 3.9%, compared with December 31, 2008. Brokered deposits are generally utilized to help support the Bank’s earning asset growth, while maintaining its strong, on-balance sheet liquidity position via secured borrowing lines of credit with the Federal Home Loan Bank and the Federal Reserve Bank.

Borrowings: Borrowed funds principally consist of advances from the Federal Home Loan Bank of Boston. The Bank utilizes borrowed funds in leveraging its strong capital position and supporting its earning asset portfolios.

Total borrowings ended the year at $311.6 million, representing a decline of $12.3 million, or 3.8%, compared with December 31, 2008. In December 2009 the Company completed its offering of common stock to the public, the cash proceeds from which were immediately utilized to pay down short-term borrowings.

Capital: Consistent with its long-term strategy of operating a sound and profitable organization, the Bank continues to exceed regulatory requirements for "well-capitalized" institutions. Company management considers this to be vital in promoting depositor and investor confidence and providing a solid foundation for future growth. Under the capital adequacy guidelines administered by the Bank’s principal regulators, "well-capitalized" institutions are those with Tier I Leverage, Tier I Risk-based, and Total Risk-based ratios of at least 5%, 6% and 10%, respectively. At December 31, 2009, the Company’s Tier I Leverage, Tier I Risk-based, and Total Risk-based capital ratios were 10.35%, 15.34% and 17.14%.

In January 2009, the Company issued and sold $18.751 million in Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value, to the U.S. Treasury in connection with its participation in the U.S. Treasury’s Capital Purchase Program ("CPP"). The CPP is a voluntary program designed by the U.S. Treasury to provide additional capital to healthy, "well-capitalized" banks, to help provide economic stimulus through the creation of additional lending capacity in local banking markets.

In December 2009, the Company completed its previously announced offering of 800,000 shares of common stock to the public at $27.50 per share. The net proceeds from this offering, after deducting underwriting discounts and estimated expenses amounted to $20.4 million. As previously reported, in January 2010 the Company completed the closing of the underwriter’s exercise of its over-allotment option to purchase an additional 82,021 shares of the Company’s common stock at a purchase price to the public of $27.50 per share. The Company received total net proceeds form the offering, including the exercise of the over-allotment option, after deducting underwriting discounts and expenses, amounting to $22.4 million.

On February 4, 2010, the Company redeemed all 18,751 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, it sold to the Treasury as part of the CPP. The Company paid $18.774 million to the Treasury to redeem the Preferred Stock, consisting of $18.751 million of principal and $23 thousand of accrued and unpaid dividends. The Company and the Bank received approvals from their respective regulators to redeem the Preferred Stock. The Company’s redemption of the Preferred Stock is not subject to any additional conditions or stipulations from the Treasury or the Company’s and the Bank’s principal regulators.

At December 31, 2009, the Company’s tangible common equity ratio stood at 8.60%, up from 6.42% at December 31, 2008.

Shareholder Dividends: The Company paid regular cash dividends of $1.04 per share of common stock in 2009, compared with $1.02 in 2008, representing an increase of 2.0%.

RESULTS OF OPERATIONS

Net Income and Earnings Per Share: For the year ended December 31, 2009, the Company reported record net income available to common shareholders and record diluted earnings per share. Net income available to common shareholders amounted to $9.3 million, compared with $7.7

Page 16 Contents

million for the year ended December 31, 2008, representing an increase of $1.6 million, or 20.5%. The Company’s diluted earnings per share, after preferred stock dividends and accretion of preferred stock discount, amounted to $3.12 for 2009 compared with $2.57 in 2008, representing an increase of $0.55, or 21.4%.

[Net Income Available to Common Shareholders graph] [Diluted EPS graph]

Return on Average Equity: The Company’s total average shareholders’ equity amounted to $88.8 million in 2009, representing an increase of $23.7 million, or 36.4%, compared with 2008. The Company’s return on average shareholders’ equity amounted to 11.65% in 2009, compared with 11.87% in 2008.

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

For the year ended December 31, 2009, net interest income on a tax-equivalent basis amounted to $34.8 million, representing an increase of $6.7 million, or 23.8%, compared with 2008. This increase was principally attributed to an improved net interest margin, combined with average earning asset growth of 14.0%. The tax-equivalent net interest margin amounted to 3.40% in 2009, representing an improvement of 27 basis points compared with 2008.

During 2008 the targeted fed funds rate fell from 4.25% to a range of 0% to 0.25%, where it stayed for all of 2009. The decline in short-term interest rates favorably impacted the Bank’s 2009 net interest margin, as the cost of interest bearing liabilities declined faster and to a greater degree than the decline in earning asset yields.

[Tax Equivalent Net Interest Income graph] [Non-Interest Income graph]

Non-interest Income: In addition to net interest income, non-interest income is a significant source of revenue for the Company and an important factor in its results of operations. Non-interest income is principally derived from financial services including trust and investment management activities, as well as service charges on deposit accounts, mortgage banking and servicing fees, credit and debit card processing fees, net securities gains, and a variety of other product and service fees.

For the year ended December 31, 2009, total non-interest income amounted to $6.0 million, representing a decline of $410 thousand or 6.4% compared with 2008. The decline in non-interest income was attributed to a variety of factors, including a $1.3 million or 61.9% decline in credit and debit card service charges and fees, reflecting the previously reported sale of the Bank’s merchant processing and Visa credit card portfolios in the fourth quarter of 2008. This decline was offset by a comparable decline in debit and credit card expenses, which are included in non-interest expense in the Company’s consolidated statements of income. The decline in 2009 non-interest income was also attributed to a $313 thousand gain recorded in 2008 representing the proceeds from shares redeemed in connection

Page 17 Contents

with the Visa, Inc. initial public offering. Service charges on deposit accounts declined $182 thousand or 11.4% compared with 2008, principally attributed to declines in deposit account overdraft activity.

Trust and financial services fees amounted to $2.4 million in 2009, representing a decline of $69 thousand or 2.7%, principally reflecting lower average market values of assets under management during 2009 compared with 2008. Following a recovery in the equity markets, assets under management at December 31, 2009 rose to $270.1 million, representing an increase of $39.9 million or 17.3% compared with year-end 2008.

The foregoing declines in non-interest income were offset in part by a $475 thousand increase in income from mortgage banking activities, largely reflecting the gains on sales of certain residential mortgage loans in the secondary market during 2009.

Total securities gains, net of other-than-temporary impairment losses, amounted to $67 thousand in 2009, compared with net securities losses of $831 thousand in 2008. The $67 thousand in net securities gains were comprised of realized gains on the sale of securities amounting to $2.5 million, offset by other-than-temporary impairment losses of $2.4 million on certain available-for-sale, 1-4 family, non-agency mortgage backed securities.

Non-interest Expense: For the year ended December 31, 2009, total non-interest expense amounted to $21.8 million, representing an increase of $1.2 million, or 6.0%, compared with 2008. The increase in non-interest expense was principally attributed to a $1.3 million or 959.7% increase in FDIC insurance assessments, including an emergency special FDIC assessment amounting to $495 thousand. The special assessment was levied on all FDIC insured financial institutions. Deposit insurance premiums for all FDIC insured banks have increased as a result of the FDIC’s plan to reestablish the Deposit Insurance Fund to levels required by the Federal Deposit Reform Act of 2005.

Salaries and employee benefits expense amounted to $11.6 million in 2009, up $767 thousand, or 7.1%, compared with 2008. The increase in salaries and employee benefits was principally attributed to increases in employee health insurance premiums, normal increases in base salaries, and changes in staffing levels and mix.

The increase in 2009 non-interest expense was also attributed to $281 thousand in write-downs of certain non-marketable venture capital equity investment funds considered other-than-temporarily impaired, compared with $68 thousand in 2008. These investment funds, which generally qualify for Community Reinvestment Act credit, represent socially responsible venture capital investments in small businesses throughout Maine and New England. These write-downs principally reflected the impact current economic conditions have had on these funds. Reflecting increased loan collection and foreclosure activity, the Bank’s loan collection expenses increased $185 thousand in 2009, or 250.7%, compared with 2008.

The foregoing increases in 2009 non-interest expense were largely offset by a $1.1 million or 76.6% decline in credit and debit card expenses and a $161 thousand or 10.5% decline in furniture and equipment expenses.

[Non-Interest Expense graph] [Efficiency Ratio graph]

Efficiency Ratio: The Company’s efficiency ratio, or non-interest operating expenses divided by the sum of tax-equivalent net interest income and non-interest income other than net securities gains and other-than-temporary impairments, measures the relationship of operating expenses to revenues. Low efficiency ratios are typically a key factor for high performing financial institutions. For the year ended December 31, 2009, the Company’s efficiency ratio amounted to 53.2%, which was significantly better than the Company’s peer group average.

Income Taxes: Total income taxes amounted to $4.0 million in 2009, representing an increase of $608 thousand, or 18.0%, compared with 2008. The Company’s effective tax rate amounted to 27.8% in 2009, compared with 30.4% in 2008. Fluctuations in the Company’s effective tax rate are generally attributed to changes in the relationship between non-taxable income and non-deductible expense, and income before income taxes, during any given reporting period.

[Photo of Senior Vice Presidents]

Management and Staff

Bar Harbor Bankshares
Management

Joseph M. Murphy*
President & Chief Executive Officer

Gerald Shencavitz*
Executive Vice President, Chief
Financial Officer, & Treasurer

Bar Harbor Bank & Trust
Management

Joseph M. Murphy
President & Chief Executive Officer

Gerald Shencavitz
Executive Vice President,
Chief Financial Officer, &
Chief Operating Officer

Senior Vice Presidents

Michael W. Bonsey*
Credit Administration

Cheryl D. Curtis
Marketing, Research &
Community Relations

Gregory W. Dalton*
Business Banking

Daniel A. Hurley, III
Bar Harbor Trust Services

Stephen M. Leackfeldt*
Retail Banking & Consumer Lending

Marsha C. Sawyer
Human Resources

David W. Thibault
Operations & Information Systems

Vice Presidents

Judi L. Anderson
Credit Administration

Michelle R. Bannister
Retail & Residential Lending

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
Regional VP - Business Banking

Derek W. R. Hayes
Business Banking

Lisa A. Holmes
Retail & Residential Lending

Robert J. Lavoie
Information Systems

Maureen T. Lord
Regional Branch
Relationship Manager,
Washington County

Carolyn R. Lynch
Internal Audit

Cheryl L. Mullen
Retail Sales And Service &
Branch Administration

Lisa L. Parsons
Regional Branch
Relationship Manager,
Northeast Harbor & Somesville

Russell A. Patton
Information Security

Carol J. Pye
Retail & Residential Lending

Andrew X. Sankey
General Services

R. Todd Starbird
Regional VP - Business Banking

Linda B. Stratton
Branch Relationship Manager,
Deer Isle

Timothy F. Tunney
Business Banking

Leita K. Zeugner
Deposit Services

Assistant Vice Presidents

Stacie J. Alley
Managed Assets

Steven W. Blackett
Credit Administration

Marjorie E. Gray
Branch Relationship Manager,
Blue Hill

Barbara F. Hepburn
Human Resources

Donna B. Hutton
Customer Service

Elena M. Martin
Electronic Banking

Colleen E. Maynard
Branch Relationship Manager,
Southwest Harbor

J. Paul Michaud
Application Support &
Project Management

Elizabeth B. McMillan
Human Resources

Joseph T. McOscar, Jr.
Senior Credit Analyst

Debra S. Mitchell-Dow
Branch Relationship Manager,
Bar Harbor

Judith L. Newenham
Consumer Lending Support

Bonnie A. Poland
Consumer Lending Support

Lester L. Porter
Assistant Controller

Lisa F. Veazie
Customer Service Manager,
Deer Isle

*Named executive officers

Page 19 -- Employee Listing continued

Officers

Judith W. Fuller
Corporate Secretary

Deborah A. Maffucci
Accounting & Finance

Catherine M. Planchart
Community Relations

Managers & Assistant Managers

Virginia H. Barnes
Branch Relationship Manager, Milbridge

Laura A. Bridges
Quality Assurance

Brenda B. Colwell
Training

Brenda J. Condon
Customer Service Manager, Blue Hill

Krystal E. Dorr
Regional Assistant Manager,
Northeast Harbor & Somesville

Annette J. Guertin
Purchasing

Gregory S. Jones
Customer Service Manager, Rockland

Wendy R. MacLaughlin
Human Resources, Operations

Jody C. McFadden
Branch Relationship Manager,
Winter Harbor

Dylan A. Mooney
Assistant Manager
Accounting & Finance

Andrea L. Parker
Accounts & Transaction
Processing

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

Dennis M. Kinghorn
Vice President, Financial Consultant

Sonya L. Mitchell
Vice President, Financial Consultant

Diane M. Rimm
Vice President, Operations

Employees
(As of 01/29/2010)
Gwen M. Abbott
Jennifer C. Abbott
Susan L. Albee
Deena M. Allen
Faye M. Allen
Holly M. Andrews
June G. Atherton
Vicki J. Austin
Kristi L. Bates-Mitchell
Charleen L. Beal
Karen C. Beal
Melynda M. Beal
Penny S. Brady
Heather L. Brown
Katy A. Bryer
Hillary A. Carter
Crystal N. Case
Theresa L. Colson
Sarah A. Cormier
Kevin J. Crandall
Lisa L. Crosby
Geneva E. Culshaw
Laura H. Danielson
Logan-Ashlee Davis
Sharon J. Davis
Richard E. Dickson
Julie M. Eaton
Theresa M. Ellis
Rebecca H. S. Emerson
Pamela J. Farnsworth
Ashley G. Foley
Amy N. Foskett
Ashlee R. Fountaine
Candy A. Ginn
Dawn F. Gray
Shelley E. Gray
Susanne M. Griffin
Samantha E. Hagerthy
Andrew Haley
Kelli M. Hall
Kirsten M. Hamilton
Betsy B. Hanscom
Casey E. Hardwick
Prescilla J. Harper
Nancy B. Hastings
Mary D. Hays
Ivy M. Heal
Holly B. Hersom
Cathy A. Higgins
Melissa S. Hinckley
Nicole S. Hinkel
Sharon E. Hobbs
Jeanette L. Howie
Lynn L. Huffman
Margaret Hutchinson
Danielle Y. Johnson
Holly M. Johnston
Maureen E. Kane
Rebecca H. Kent
Kathryn M. Kief
Ebony A. Kramp	James W. Lacasse
Janice E. Lachance
Jane E. Lambert
Paula M. Lamoureux
Bonnie S. Leblanc
Xin Liang
Marlene A. Lloyd
Jonathan W. Long
Virginia L. Macleod
Carol M. Marshall
Ashley S. Matthews
Bettina F. McGuire
Kara M. Miller
J. Aaron Mitchell
Michele L. Morrison
Dawn B. Nason
Mary Beth Nichols
Jennifer I. Norton
Debbie B. Norwood
Nichole D. Norwood
Alexandra Orcutt
Joseph F. Pagan
Jane M. Parker
Deborah I. Parlee
Jon B. Perkins
Michelle P. Rafferty
Mary C. Ratner
Julie A. Redman
Judy A. Richards
Amanda L. Robbins
Jane M. Robinson
Rachel A. Russell
Alicia M. Santerre
Jennifer M. Saunders
Frank J. Schaefer
Edith E. Schwartz
Debra L. Scott-Henderson
Stephanie M. Shuster
Cindy Smith-Bilbro
Andrea L. Snow
Rachelle A. Stagg
Angela M. Stanley
Lottie B. Stevens
Teri A. Stover
Bristol N. Timmons
Brenda D. Tripp
Jennifer M. Tucker
Jyl E. Tucker
Allyson M. Wallace
Paula R. Webster
Jeanne L. F. Weeks
Valissa G. Winters

**Bar Harbor Finanaial Services is a branch of Infinex Investments, Inc., an independent registered broker-dealer which is not affiliated with the Company or the Bank.

Page 20 Content

[Photo of the Board of Directors]

Board of Directors

Peter Dodge, Blue Hill, ME
Chairman of the Board
President and Insurance Agent, Peter Dodge
Agency d/b/a Merle B. Grindle Agency,
John R. Crooker Agency, and The Endicott Agency

Thomas A. Colwell, Deer Isle, ME
Vice Chairman of the Board
Retired President, Colwell Bros., Inc.

Robert C. Carter, Machias, ME
Retired Owner of Machias Motor Inn

Jacquelyn S. Dearborn, Holden, ME
Mediator for the Ellsworth and Bangor Court System,
Treasurer of Joel A. Dearborn, Esq., PA

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

Scott G. Toothaker, Ellsworth, ME
Principal and Vice President of Melanson Heath & Co.

David B. Woodside, Bar Harbor, ME
President and General Manager of Acadia Corporation

Inside Back Cover

Corporate Information

ANNUAL MEETING

The Annual Meeting of shareholders of Bar Harbor Bankshares will be held at 11:00 a.m. on Tuesday May 18, 2010 at the Bar Harbor Club located on West Street in Bar Harbor, Maine.

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

INTERNET

Bar Harbor Bank & Trust information, as well as Bar Harbor Bankshares Form 10-K, is available at www.BHBT.com.

SHAREHOLDER ASSISTANCE

Questions concerning your shareholder account, including change of address forms, records or information about lost certificates or dividend checks, should be directed to our transfer agent:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, NY 10038

800-937-5449 / www.amstock.com

STOCK EXCHANGE LISTING

Bar Harbor Bankshares common stock is traded on the NYSE Amex Exchange (www.nyse.com), under the symbol BHB.

FORM 10-K ANNUAL REPORT

The Company refers you to its Annual Report on Form 10-K for fiscal year ended December 31, 2009 and appended to this report for detailed financial data, management’s discussion and analysis of financial condition and results of operations, disclosures about market risk, market information including stock graphs, descriptions of the business of the Company and its products and services, and a listing of its executive officers.

MAILING ADDRESS

If you need to contact our corporate headquarters office, write:

Bar Harbor Bankshares

Post Office Box 400

82 Main Street

Bar Harbor, Maine 04609-0400

207-288-3314 • 888-853-7100

PRINTED FINANCIAL INFORMATION

We will provide, without charge, and upon written request, a copy of the Bar Harbor Bankshares Annual Report to the Securities and Exchange Commission on Form 10-K. The Bank will also provide, upon request, Annual Disclosure Statements for Bar Harbor Bank & Trust as of December 31, 2009. Please contact Marsha C. Sawyer, Bar Harbor Bankshares Clerk, at 207-288-3314 or the above address.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Photography by Chris Pinchbeck / pinchbeckphoto.com

Schooner Timberwind photos courtesy of Bob and Dawn Tassi

Smiling dog provided courtesy SPCA of Hancock County

Back Cover

Bar Harbor
82 Main Street
288-3314

Blue Hill
21 Main Street
374-5600

Deer Isle
25 Church Street
348-2319

Ellsworth
137 High Street
667-7194

Lubec
68 Washington Street
733-4931

Machias
41 Main Street
255-3372

Milbridge
2 Bridge Street
546-7323

Northeast Harbor
111 Main Street
276-3314

Rockland
245 Camden Street
594-9557

Somesville
1055 Main Street
244-4417

Southwest Harbor
314 Main Street
244-3314

Winter Harbor
385 Main Street
963-5800

Business Banking, Trust & Financial Services Offices Bangor One Cumberland Place Suite 100 945-5244 Ellsworth 135 High Street 667-3883